Execution Version

Stock and ASSET PURCHASE AGREEMENT

BY AND AMONG

TEMPO ACQUISITION, LLC,

AXIOM BUYER, LLC,

AXIOM INTERMEDIATE I, LLC
(for the limited purposes set forth herein)

AND

ALIGHT, INC.
(for the limited purposes set forth herein)

_______________________

Dated as of March 20, 2024

TABLE OF CONTENTS

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-ii-

EXHIBITS

Exhibit A Form of Transition Services Agreement
Exhibit B-1 Form of Assignment Agreement

Exhibit B-2 Form of Bill of Sale
Exhibit C-1 Form of Seller Note

Exhibit C-2 Form of Additional Seller Note
Exhibit D Allocation Schedule
Exhibit E Form of Foreign Asset Acquisition Agreement
Exhibit F Form of Foreign Stock Acquisition Agreement
Exhibit G Form of Subcontract Agreement
Exhibit H Form of Customer Care Agreement
Exhibit I Commercial Agreement Side Letter

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Exhibit J Illustrative EBITDA Statement

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STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement, dated as of March 20, 2024 (this “Agreement”), is by and among Tempo Acquisition, LLC, a Delaware limited liability company (“Seller”), Axiom Buyer, LLC, a Delaware limited liability company (“Purchaser”), Axiom Intermediate I, LLC, a Delaware limited liability company (“Holdco”), solely for the purposes of Section 5.24 and Article X hereof, and Alight, Inc., a Delaware corporation (“Seller Parent”), solely for the purposes of Section 5.13 and Article X.

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller Entities shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from the Seller Entities, all of the Seller Entities’ right, title and interest in and to the Purchased Assets, and Purchaser shall assume the Assumed Liabilities (the “Transaction”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Seller to enter into this Agreement, H.I.G. Middle Market LBO Fund IV, L.P., a Delaware limited partnership (the “Guarantor”), is entering into a limited guaranty in favor of Seller (the “Guaranty”) pursuant to which the Guarantor is guarantying certain obligations of Purchaser in connection with this Agreement; and

WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

Article I
DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms have the meanings set forth below:

“Accrued Income Taxes” means all unpaid Income Taxes of the Purchased Entities with respect to any Pre-Closing Tax Period (whether or not due and payable as of the date of this Agreement but only to the extent Income Tax Returns have not been filed by such Purchased Entity with respect to such taxable period as of the Closing Date and only in jurisdictions where the relevant Purchased Entity previously filed an Income Tax Return for the most recent Tax period for which an Income Tax Return was due (or first commenced or acquired business activities after such period)) which shall be calculated: (a) as of the end of the Closing Date, (b) by excluding all deferred Income Tax liabilities, deferred Income Tax assets and any liabilities, accruals or reserves established or required to be established pursuant to GAAP for contingent Income Taxes or with respect to uncertain Tax positions, (c) on a jurisdiction-by-jurisdiction and taxpayer-by-taxpayer basis and for which amounts shall not be less than zero with respect to any jurisdiction or with respect to any type of Tax payable by any taxpayer, (d) by including deferred revenue or prepaid amounts economically received or realized by the Purchased Entities on or prior to the Closing Date (but not yet included in income for Tax purposes) in taxable income of the Purchased Entities for a Pre-Closing Tax Period, (e) by including any Taxes with respect to any Pre-Closing Tax Period that would arise if all adjustments made pursuant to Section 481 of the Code (or any similar or corresponding provision of state, local or non-U.S. Law) were included in taxable income for a Pre-Closing Tax Period, (f) by taking into account all estimated Tax payments, overpayments of Tax, credits for Taxes and other current Tax assets, in each case, to the extent attributable to the Purchased Entities and available to reduce (subject to the limitations in clause (c) of this definition) unpaid Income Taxes of the Purchased Entities with respect to any Pre-Closing Tax Period pursuant to applicable Law (and provided that Tax refunds arising as a result of advanced or estimated Tax payments or Tax overpayments not taken into account in this clause (f), including as a result of the limitations in clause (c) hereof, shall be governed exclusively by clause (g) hereof and Section 6.7 and shall not be taken into account pursuant to this clause (f)), (g) by taking into account all refunds of Tax advanced or estimated Tax payments or Tax overpayments included on Section 1.1(a)(i) of the Seller Disclosure Schedules (provided that such Tax refunds shall not be subject to the limitations of clause (c) of this definition but shall not be taken into account to the extent they would cause Accrued Income Taxes (in aggregate) to be less than zero), (h) by allocating Transaction Tax Deductions to a Pre-Closing Tax Period to the extent allowed by applicable Law (applying a “more likely than not” standard (or higher degree of comfort)), (i) excluding any Income Taxes attributable to transactions that are both outside the ordinary course of business and occur on the Closing Date after the Closing, and (j) for any Straddle Period in accordance with Section 6.1.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business (other than sales of inventory in the ordinary course of business and, for the avoidance of doubt, excluding any disposition of equity securities of Alight, Inc. or Alight Holding Company, LLC, whether by sale, merger or otherwise).

“Additional Commercial Agreements” means, collectively, (a) the Customer Care Agreement, to be entered into as of the Closing, between Seller and Purchaser, in substantially the form attached hereto as Exhibit H and the terms described in the Commercial Agreement Side Letter attached hereto as Exhibit I (the “Commercial Agreement Side Letter”), (b) the Purchaser Subscription and Services Agreement, for services related to the Business, to be entered into on the terms described in the Commercial Agreement Side Letter,(c) the Seller Subscription and Services Agreement, for services related to the Retained Business, to be entered into on the terms described in the Commercial Agreement Side Letter, and (d) the HrX License Agreement, to be entered into on the terms described in the Commercial Agreement Side Letter.

“Additional Seller Note Amount Multiple” means the value resulting from the exponentiation of 1.08 raised to an exponent equal to the number of whole years which have elapsed from the Closing Date to the Issuance Date.

“Adjusted EBITDA” means, with respect to the Measurement Period, the sum of the following, without duplication:

(a) net income of Purchaser and its Subsidiaries for the Measurement Period determined in accordance with GAAP as set forth in the Business’ audited financial statements, plus solely to the extent included in the calculation of net income, the sum, without duplication, of amounts (as set forth in the Business’ audited financial statements) for (together in summation, “Reported EBITDA”): (i) interest expense net of interest income, (ii) provision for Taxes based on income or profits, (iii) depreciation expense and amortization of long-term assets and intangibles (but, for the avoidance of doubt, not including amortization of client implementation activity) and (iv) foreign currency translation losses net of any gains and intercompany transaction losses net of any gains (but, for the avoidance of doubt, not including foreign currency transaction gains or losses on third party balances, realized or unrealized); plus

(b) the sum of the following to the extent deducted in determining such Reported EBITDA: (i) the amount of any aggregate net loss arising from the sale, exchange or other disposition by Purchaser and its Subsidiaries of capital assets outside the ordinary course of business, (ii) non-cash share-based (or equity-based) compensation expenses, (iii) expenses, fees and charges incurred by Purchaser and its Subsidiaries in connection with the evaluation, negotiation, consummation or implementation of acquisitions (including acquisitions of any equity interests or assets of another Person), mergers, debt and equity financings, dispositions or similar transactions, (iv) non-recurring cash severance, relocation, facility closure, legal, and tax costs and expenses, each incurred in connection with restructurings, reorganizations, or discontinuation of operations, (v) cash expenses for the repurchase or redemption of equity (or equity-based) incentive interests, (vi) any losses or penalties attributable to the early extinguishment of indebtedness or derivative instruments, (vii) any non-cash losses associated with the write-off of any fixed assets of or in respect of fair value adjustments recorded for any financial instruments of the Purchaser and its Subsidiaries, (viii) any non-cash or out-of-period expenses or losses related to changes in accounting policies, changes in estimates, or corrections of prior-period errors, (ix) any losses net of any gains arising in respect of any purchase accounting including, for the avoidance of doubt, any charges related to fair value adjustments or any other opening balance sheet adjustments in respect of the transaction contemplated by this Agreement and (x) any management fee, monitoring fee, transaction fee or similar fee paid to H.I.G. Capital, L.L.C. (or other Affiliated advisor or management company) or to any investment fund advised or managed by H.I.G. Capital, L.L.C. or any of its Affiliates; minus

(c) the sum of the following to the extent included in determining such Reported EBITDA: (i) the amount of any aggregate net gain arising from the sale, exchange or other disposition by Purchaser and its Subsidiaries of capital assets outside the ordinary course of business, (ii) Reported EBITDA attributable to any Person or business acquired by Purchaser (an “Acquired Business”) and its Subsidiaries after the Closing (except any amount to be taken into account pursuant to this clause (ii) shall be limited to the product of (x) the proportion of the total consideration for such Acquired Business that was funded with new equity contributions to or any debt incurred by Purchaser or its Affiliates, multiplied by (y) Reported EBITDA attributable to such Acquired Business (such product with respect to any Acquired Business, the “Qualifying Percentage”), (iii) income earned from the investment of customer tax payments with respect to customers or clients who are not customers or clients of the Business as of Closing, (iv) cash receipts in respect of claims under the R&W Insurance Policy, any indemnification payments or proceeds of any insurance policy in respect of a claim arising in a period other than the Measurement Period, (v) revenue from one-time customer termination fees or accelerated amortization of deferred revenue related to customer terminations and (vi) any non-cash or out-of-period revenue or income related to changes in accounting policies, changes in estimates, or corrections of prior-period errors; minus

(d) the Standalone Cost Adjustment (which shall not be less than zero); minus

(e) any portion of the TSA Fee Adjustment (as defined in the Transition Services Agreement) utilized during the Measurement Period.

“Adjustment Amount” means (a) the Closing Working Capital minus (b) the Target Working Capital (which resulting amount may be a positive or negative number).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, neither the Seller Entities nor Seller shall be deemed Affiliates of Purchaser, nor, as of and after Closing, of the Business or the Purchased Entities.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Income Tax law).

“Alight Marks” means any and all Trademarks owned by Seller or any of its Affiliates containing the “Alight”, “Worklife”, “Lumen”, “Alight Well”, “Total Benefits Administration (TBA)”, “Core Benefits Administration (CBA)”, or “Smartben” names or derivatives thereof, whether used alone or in combination with other words.

“Applicable Upper EBITDA Threshold” means, with respect to a Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period), if the end of such Measurement Period (or, if applicable, LTM Period) ends: (a) on or prior to September 30, 2024, $123,700,000, (b) on or after October 1, 2024 but on or prior to December 31, 2024, $125,000,000, (c) on or after January 1, 2025 but on or prior to March 31, 2025, $126,200,000, (d) on or after April 1, 2025 but on or prior to June 30, 2025, $127,500,000, (e) on or after July 1, 2025 but on or prior to September 30, 2025, $128,700,000 or (f) on or after October 1, 2025, $130,000,000.

“Anti-Corruption Laws” means laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, in each case as applicable to the Business.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any employment, individual consulting, retention, profit-sharing, bonus, commission, stock option, stock purchase, restricted stock, restricted stock, and other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, health, welfare, fringe benefit, collective bargaining or other benefit or compensation plan, program, policy, agreement or arrangement, in each case (a) that is established, sponsored, maintained or contributed to by any Seller Entity or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former Business Employee, or (b) with respect to which the Business has or could reasonably be expected to have Liabilities, other than any (x) Multiemployer Plan or (y) plan required by applicable Law that is solely sponsored and maintained by a Governmental Entity.

“Books and Records” means all books, records, lists, reports, files, work papers, work product, correspondence, manuals, sales, marketing and promotional information, literature and studies, and other materials, documents and data in any form or medium (whether in hard copy or computer, digital, mobile or other electronic format).

“Business” means Seller’s and its Affiliates’ business of providing (a) payroll services, including payroll calculations, payroll processing, payroll process management, data entry, data quality management, garnishments, tax withholding, and other related services, including any deployment, integration, configuration, automation and optimization of the same, (b) human resource outsourcing services provided on Workday, SAP or Oracle technology platforms, (c) project-based technology deployment, integration, configuration, automation and consulting offerings, including advisory, deployment and optimization services for technology platforms, and (d) application management services for technology platforms, in each case as conducted by Seller and its Affiliates from January 1, 2023 through the Closing Date (the “Reference Period”); provided, that, in no event shall any of the foregoing be deemed to be part of the Customer Care Business; provided, further, that, for the avoidance of doubt, the “Business” shall not include the Retained Business.

“Business Data” means all confidential business information and all personal information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is Processed by, or on behalf of, the Purchased Entities or by the Seller Entities in the conduct of the Business.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Employee Transaction Payments” means any bonuses or other forms of compensation paid or payable to Business Employees or otherwise by any Purchased Entity as a result of or in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event(s)) pursuant to any change of control, retention, transaction or similar bonuses, single-trigger severance or other similar payment or obligation, including the employer’s portion of the applicable payroll taxes thereon.

“Business Employee” means (a) any Purchased Entity Employee, (b) any other active employee of Seller or any of its Affiliates (other than any Purchased Entity Employee) who is primarily engaged in the Business, or who is dedicated primarily to supporting the Business (including any such employee who is on sick leave, military leave, vacation, holiday, disability or other similar leave of absence), and (c) each other individual identified as a Business Employee on the Business Employee List; provided, that no individual identified as a “Retained Employee” in Item 2 on Section 3.15(a) of the Seller Disclosure Schedule shall be considered a Business Employee; provided, further, that in Purchaser’s sole discretion, the Business Employees identified in footnote 1 to Exhibit H attached hereto may be designated as “Retained Employees” prior to the Closing and, in such event, shall not be considered Business Employees following Purchaser’s delivery of written notice to Seller of such designation.

“Business Material Adverse Effect” means any event, change, effect, occurrence, state of facts or development that, individually or in the aggregate, (i) has, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise), or results of operations of the Business taken as a whole or (ii) materially impairs or materially delays the ability of the Seller Entities or the Purchased Entities to consummate the Transaction and the other transactions contemplated hereby; provided, that solely in the case of the foregoing clause (i), no such event, change, effect, occurrence, state of facts or development resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect or otherwise be taken into account in determining whether a Business Material Adverse Effect has occurred: (a) the general conditions in the industries in which the Business operates, (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including inflation, deflation or interest or exchange rates), (c) changes in global or national political conditions or trends, (d) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war, (e) any conditions resulting from natural disasters or weather developments, including pandemics (including COVID-19), earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God, (f) any cyberattack, cyberterrorism or cybercrime; (g) the failure of the financial or operating performance of Seller, the Seller Entities or the Business to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (provided, that this clause (g) shall not be construed as implying that Seller or any of its Affiliates is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts or budgets and no such representations or warranties are being made; provided, further, that any underlying event, change, effect, occurrence, state of facts or development that caused such failure to meet such projections, forecasts or estimates shall not be excluded by virtue of this clause (g) except to the extent such event, change, effect, occurrence, state of facts or development would be excluded by operation of another clause of this definition), (h) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser, or compliance with the express covenants and agreements contained in this Agreement (excluding the covenants and agreements set forth in Section 5.2(a)), (i) the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser (including any loss of customers or other business relationships (including Business Employees) resulting from any of the foregoing) or (j) changes in any applicable Law (including any proposed Law) or GAAP or other applicable accounting principles or standard, in each case of this clause (j), after the date hereof; provided, that any adverse events, changes, effects, occurrences, state of facts or developments resulting from the matters described in clauses (a), (b), (c), (d), (e), (f) or (j) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business relative to similarly situated businesses in the industries in which the Business operates.

“Business Products” shall mean all Software and other products (whether tangible or intangible) and services of the Business from which any Seller Entity derives revenue by selling, distributing, licensing or otherwise making commercially available such Software, products and services, or has within the three (3) years preceding the date hereof, derived revenue by selling, distributing, licensing or otherwise making commercially available such Software, products and services.

“Capitalized Software” means the aggregate amount of any capitalized software development costs, including costs of computer software developed or purchased for internal use, by Purchaser and its Subsidiaries under Accounting Standards Codification 350 Intangibles – Goodwill and other during the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period).

“Cash Amounts” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, in each case of such Person as of such time, calculated in accordance with the Transaction Accounting Principles; provided, that “Cash Amounts” shall, without duplication, (a) exclude the total amount of outstanding checks issued but not yet debited against the applicable amount, (b) include the total amount of outstanding checks and drafts issued for the benefit of such Person but not yet cleared as of such time (in each case of clauses (a) and (b), to the extent such outstanding checks and drafts subsequently clear), (c) exclude any fiduciary cash and (d) be reduced by an amount equal to all withholding Taxes or other similar Taxes collected by withholding that would result from the distribution or repatriation of any Trapped Cash to the United States assuming such distribution or repatriation were to occur at such time (regardless of whether such distribution or repatriation actually occurs), after giving effect to the settlement or elimination of intercompany balances and accounts pursuant to Section 5.6.

“Closing Cash Amounts” means an amount equal to the Cash Amounts of the Purchased Entities, as of 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date.

“Closing Funded Debt” means an amount equal to the Funded Debt of the Purchased Entities, as of 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash Amounts, plus (c) the Estimated Adjustment Amount (which may be a positive or negative number), minus (d) the Estimated Closing Funded Debt.

“Closing Working Capital” means the Working Capital as of 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means, collectively, (a) the Subcontract Agreement, to be entered into as of the Closing, between Seller and Purchaser, in substantially the form attached hereto as Exhibit G, and (b) the Commercial Agreement Side Letter.

“Contract” means any written or otherwise legally binding contract, lease, license, commitment, customer order, loan or credit agreement, indenture or agreement, other than a Permit.

“Covered Losses” means, subject to Section 9.7, losses, liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), penalties and reasonable attorneys’ and accountants’ fees and disbursements, in each case that are due and payable.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social or physical distancing, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any industry group, nationally or internationally recognized organization or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act and American Rescue Plan Act of 2021.

“Credit Facilities” means (a) the credit facilities pursuant to that certain Credit Agreement, dated as of May 1, 2017, by and among Tempo Acquisition, LLC, as borrower, Tempo Intermediate Holding Company II, LLC, as holdings, Bank of America, N.A. as administrative agent and collateral agent and the other parties party thereto (as amended by Amendment No. 1 to Credit Agreement, dated as of November 27, 2017, as further amended by Amendment No. 2 to Credit Agreement, dated as of November 15, 2019, as further amended by Amendment No. 3 to Credit Agreement, dated as of May 8, 2020, as further amended by Amendment No. 4 to Credit Agreement, dated as of August 7, 2020, as further amended by Amendment No. 5 to Credit Agreement, dated as of August 7, 2020, as further amended by Amendment No. 6 to Credit Agreement, dated as of August 24, 2021, as further amended by Amendment No. 7 to Credit Agreement, dated as of January 31, 2022, as further amended by Amendment No. 8 to Credit Agreement, dated as of March 14, 2023, as further amended by Amendment No. 9 to Credit Agreement, dated as of September 30, 2023, and as further amended, supplemented or otherwise modified from time to time, and (b) the credit facilities underlying (i) UCC numbered LT1-5-2010066181-1 with Barclays Bank PLC, as Security Agent, as secured party, and NorthgateArinso Belgium NV, as debtor and (ii) UCC numbered 2020 3229672 with Wilmington Trust, National Association, as Notes Collateral Agent, as secured party, and Tempo Acquisition, LLC, as debtor.

“Data Security Requirements” shall mean, collectively, all of the following to the extent applicable to the Purchased Entities or Seller Entities (with respect to the Business), the Business, any of the Business IT Assets or the Business Data and relating to the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal (“Processing”) of any personal information or personal data (whether in electronic or any other form or medium) in the possession or control of the Seller Entities in respect of the conduct of the

Business or the Purchased Entities, or otherwise relating to privacy, data security or data security breach notifications: (a) the Seller Entities’, with respect to the Business, or Purchased Entities’ posted privacy policies and procedures, (b) applicable Laws, (c) industry standards with which the Business holds itself publicly as in compliance, and (d) material Contracts into which the Seller Entities have entered and under which the Business is bound.

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing or other debt financings in connection with the transactions contemplated hereby, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective successors and permitted assigns; provided, that neither Purchaser nor any of its Affiliates shall constitute a “Debt Financing Source.”

“Environmental Laws” means, collectively, any and all Laws regarding (a) pollution or protection of the environment or natural resources, or (b) protection of public or worker health or safety as affected by exposure to Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at any relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at any relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Business Taxes” means all Taxes (or the nonpayment thereof) imposed on or with respect to the acquisition, ownership or operation of the Purchased Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period (determined in accordance with Section 6.1 in the case of any Straddle Period and excluding, for the avoidance of doubt, any Taxes of the Purchased Entities).

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulation, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation, in each case as applicable to the Business, the Purchased Entities or the Purchased Assets.

“Fraud” means, with respect to any party to this Agreement or any other Transaction Document, actual common law fraud under Delaware law with respect to the making of representations and warranties contained in this Agreement or in the other Transaction Documents and not with respect to any other matters; provided, that, for the avoidance of doubt, actual common law fraud shall not include constructive or negligent fraud.

“Funded Debt” means, with respect to the Purchased Entities or which Purchaser assumes as an Assumed Liability with respect to the Purchased Assets or the Business and as of any time, the aggregate amount, without duplication, of all liabilities of such Person (including unpaid principal, accrued or unpaid interest, fees, expenses, penalties (including prepayment and early termination premiums or penalties and other breakage costs, but only to the extent actually arising (and due and payable) as a result of the consummation of the Transaction or the other transactions contemplated by the Transaction Documents) arising from or related to: (a) any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business to the extent included as Liabilities in Working Capital); (b) all other obligations evidenced by bonds (other than performance bonds or similar instruments, which are addressed by clause (d)), debentures, notes or similar instruments of indebtedness; (c) all lease obligations in respect of leases that are classified as a capital or finance lease on the Business Balance Sheet (excluding any leases classified as operating leases in the Business Financial Statements); (d) all direct obligations under letters of credit, performance bonds and guarantees, in each case solely to the extent drawn; (e) Accrued Income Taxes; (f) the net amount in respect of futures Contracts, swaps and other financial Contracts (determined on a net basis as if such Contract or obligation was being terminated early on such date) (provided that such net amount shall not be below zero); (g) all obligations for the deferred purchase price of property or services, including any “earnout” or similar payments, in each case, whether contingent or otherwise and calculated at the maximum amount payable in respect thereof; (h) any amounts owed following the Closing pursuant to a settlement agreement or similar Contract or Judgment entered into by or binding on a Purchased Entity, the Purchased Assets or the Business prior to the Closing and included in the Assumed Liabilities; (i) any unpaid severance amounts payable by the Purchased Entities (excluding any severance amounts expressly payable by Purchaser pursuant to Section 5.7), together with the employer portion of any Taxes thereon; (j) all obligations for declared and unpaid dividends (other than to wholly owned Purchased Entities); (k) all unfunded or underfunded Liabilities with respect to any defined benefit, termination or retiree indemnity, seniority premium, provident fund, leave entitlement or encashment, gratuity, retiree or post-employment welfare, or similar plans or arrangements, in each case, solely to the extent set forth on Section 1.1(b)(i) of the Seller Disclosure Schedules (the “Assumed Pension Liabilities”) (determined in accordance with the policies, principles, methodologies, estimates and management judgement applied while preparing the Business Balance Sheet); (l) the aggregate net Liability (if any) payable by any Purchased Entity to any Seller Entity in respect of outstanding intercompany obligations, to the extent unsettled prior to Closing (provided that such net amount shall not be below zero); (m) the Liabilities set forth in Section 1.1(b)(ii) of the Seller Disclosure Schedules, to the extent the same remain unpaid as of the Closing Date; and (n) all guarantees in respect of the indebtedness or obligations referred to in clauses (a) through (m) that is of another Person (other than the Purchased Entities, the Purchased Assets or the Business), as of such time, calculated in the same format as the Sample Closing Statement.

“GAAP” means U.S. generally accepted accounting principles as of the applicable date of determination.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Business or any Purchased Entity and a Governmental Entity or entered into by the Business or any Purchased Entity as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality, and any arbitrator or arbitral body (public or private).

“Hazardous Material” means any substance, pollutant, contaminant, material and waste for which Liability or standards of conduct may be imposed under any applicable Environmental Law due to its dangerous or deleterious properties or characteristics, or that is otherwise defined or classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials, per- or polyfluoroalkyl substances, lead, toxic mold and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“HSR Associate” has the meaning set forth in 16 CFR 801.1(d)(2).

“Income Tax” means any Tax that is, in whole or in part, based on or measured by gross or net income, gross receipts or profits (including any franchise Tax or branch profits Tax measured or imposed by reference to such income or in lieu thereof).

“Income Tax Return” means any Tax Return of any Purchased Entities with respect to Income Taxes.

“Incremental Purchaser Reorganization Taxes” means all incremental Taxes imposed on or payable by the Purchased Entities or Purchaser and its Affiliates with respect to the Business, in each case, resulting from those transactions contained in the Pre-Closing Reorganization set forth in Section 5.12(b) of the Seller Disclosure Schedules, to the extent specified therein.

“Indebtedness” means, with respect to any Person and as of any time, any Funded Debt of such Person described in clauses (a), (b), (d), (f) and (n) (solely in respect of clauses (a), (b), (d) and (f)) thereof.

“Indemnified Taxes” means any of the following Taxes, in each case, solely to the extent imposed on or payable by Purchaser and its Affiliates (including any of the Purchased Entities) after the Closing, and after taking into account all deductions, losses, credits or other Tax attributes of the Purchased Entities or the Business that both existed as of the Closing Date and actually reduce (or, to the extent the use of such Tax attributes is elective, are available in the applicable Tax period to reduce) such Taxes: (a) Taxes of Seller or any member of Seller’s Affiliated Group (other than any of the Purchased Entities) that are required to be paid by a Purchased Entity by reason of the Purchased Entity having been a member of any Affiliated Group that includes Seller or any of its Affiliates (other than an Affiliated Group consisting of solely Purchased Entities) on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar U.S. state or local, or non-U.S. Law, (b) Taxes resulting from the settlement prior to the Closing of intercompany balances and accounts (i) between the Seller Entities and any of their Affiliates (other than the Purchased Entities), on the one hand, and the Purchased Entities or the Business, on the other hand, and (ii) between any of the Purchased Entities, on the one hand, and any other Purchased Entity that is organized in Germany or Bermuda, on the other hand in each case in accordance with Section 5.6 (whether such Taxes accrue prior to, on or after the Closing Date, and whether or not such settlement occurs before Closing, and including Taxes resulting from the distribution or repatriation, or deemed distribution or repatriation to the United

States of any cash, cash equivalents, or intercompany receivables of any Purchased Entity necessary in effecting such settlement), (c) Pre-Closing Reorganization Taxes, (d) Taxes described in Section 1.1(j)(ii) of the Seller Disclosure Schedules, (e) the Specified Tax Liabilities, (f) Transfer Taxes allocated to Seller in accordance with Section 6.6.

“Intellectual Property” means all worldwide intellectual property and proprietary rights, including (a) patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice) and reissues, divisionals, continuations, continuations-in-part, revisions, extensions and re-examinations thereof (“Patents”), (b) trademarks, service marks, trade names, service names, trade dress, and logos and other source indicators, including all goodwill associated therewith, and registrations and applications for registration thereof, and all renewals of any of the foregoing (“Trademarks”), (c) works of authorship (whether or not copyrightable) and copyrights (including copyrights in IT Assets), whether or not registered, and registrations and applications for registration thereof, and all renewals of any of the foregoing, (d) trade secrets, know-how, technologies, databases, techniques, protocols, formulae, algorithms, layouts, designs, specifications, methods processes and confidential information (“Trade Secrets”), (e) Software, (f) internet domain names, (g) moral rights, and (h) rights of privacy and publicity.

“International Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to principally for the benefit of International Business Employees or that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law also applies).

“International Business Employee” means each Business Employee primarily employed outside the United States.

“IT Assets” means any software, datacenters, code, systems for electronic data processing and information and record keeping, peripherals, interfaces, platforms, and computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware (whether general or special purpose)) and other information technology assets and equipment.

“Judgment” means any judgment, injunction, ruling, award, writ, order or decree of any Governmental Entity.

“Knowledge” means, with respect to Seller, the actual knowledge of any Person listed in Section 1.1(c)(i) of the Seller Disclosure Schedules, and, with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(c)(ii) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, supranational or foreign law, common law, act, statute, code, Judgment, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, lease, sublease, covenant, right of way, restriction or encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws.

“LTM Adjusted EBITDA” means Adjusted EBITDA with respect to the LTM Period (i.e., calculated in accordance with the definition of Adjusted EBITDA but replacing each reference to the Measurement Period therein with the LTM Period).

“LTM Capitalized Software” means the aggregate amount of any capitalized software development costs, including costs of computer software developed or purchased for internal use, by Purchaser and its Subsidiaries under Accounting Standards Codification 350 Intangibles – Goodwill and other during the twelve (12) months immediately preceding the consummation of a Triggering Change of Control (such period, the “LTM Period”).

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Sections 4001(a)(3) or 3(37) of ERISA.

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/ (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards Source License (SISSL)), (ii) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation, or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license.

“ordinary course” or “ordinary course of business” means, with respect to any Person or the Business, the ordinary course of business, consistent with past practice (taking into account changes as a result of restructuring or transformation activities disclosed in Section 1.1(d) of the Seller Disclosure Schedule).

“Permits” means permits, approvals, authorizations, consents, licenses, registrations or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens disclosed on or reflected in the Business Financial Statements, (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Proceedings and for which an adequate reserve has been established and reflected in the Business Financial Statements; (c) statutory Liens of landlords for amounts not yet due or that are being contested by appropriate Proceedings and for which an adequate reserve has been established and reflected in the Business Financial Statements, and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and in the ordinary course of business for amounts which are not yet past due or that are being contested by appropriate Proceedings and for which an adequate reserve has been established and reflected in the Business Financial Statements, (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (e) Liens incurred in the ordinary course of business securing Liabilities that are not material to the Business, as a whole, (f) with respect to real property, (i) defects or imperfections of title, (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate and (iii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated in any material respect by the current use or occupancy of such real property; provided, that (with respect to this clause (f) only) any such item does not materially interfere with the ordinary conduct of the Business for the purpose for which it is used as of the Closing Date, (g) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, (h) Liens deemed to be created by any of the Transaction Documents or the Debt Financing and (g) Liens that are to be released at or prior to the Closing in connection with the transactions contemplated by this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Pre-Closing Reorganization Taxes” means all Taxes imposed on or payable by or with respect to the Purchased Entities, or Purchaser and its Affiliates with respect to the Purchased Assets or the Business, in each case, resulting from any of the transactions contained in in the Pre-Closing Reorganization set forth in Section 5.12 of the Seller Disclosure Schedules, but excluding any Incremental Purchaser Reorganization Taxes.

“Proceeding” means any judicial, administrative or arbitral actions, suits, claims, litigations, mediations, arbitrations, complaints, charges, audits, reviews, examinations, investigations, inquiries, or proceedings by or before any Governmental Entity.

“Purchased Entity Benefit Plan” each Benefit Plan identified as a Purchased Entity Benefit Plan on Section 3.15(b) of the Seller Disclosure Schedules, including any Benefit Plan solely sponsored, maintained or contributed to by any Purchased Entity or any Benefit Plan transferred to a Purchased Entity in connection with the transactions contemplated by this Agreement as set forth on Section 5.12 of the Seller Disclosure Schedules regarding the Pre-Closing Reorganization.

“Purchased Entity Employee” means any employee who is employed by a Purchased Entity immediately prior to the Closing.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules delivered pursuant to this Agreement by Purchaser to Seller.

“Purchaser’s Fundamental Representations” means those representations and warranties set forth in Section 4.1 and Section 4.2.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon:  (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software (other than such item of Software as provided by a third party in its unmodified form), (iv) a requirement that any other Software (other than such item of Software as provided by a third party in its unmodified form) be redistributable by other licensees or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Regulatory Approvals” means all Approvals from antitrust and other Governmental Entities that are required under applicable Law (including Antitrust Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Representative” of a Person means any officer, director or employee of such Person or any consultant, investment banker, attorney, accountant, agent or other advisor or representative of such Person.

“Retained Business” means Seller’s and its Affiliates’ businesses, products or services, other than the Business, including, (a) the businesses of providing health benefits administration, healthcare advisory and related services, including reimbursement accounts, COBRA/direct billing, dependent verification, benefits guidance, healthcare and well-being navigation, benefits compliance and retiree healthcare, (b) health, wealth and financial well-being services, (c) defined benefit and defined contribution administration services and related services, including financial advisory, financial education and broker dealer services, (d) health, wealth and well-being engagement services, (e) employee engagement platforms and related services, including portal services (e.g., Alight Worklife), communications, total rewards employee benefits marketplace and health and wealth partner networks, (f) leave administration, disability management and related services and (g) customer care and contact services (solely with respect to the Retained Business and the provision of services as a subcontractor to Purchaser under the Customer Care Agreement, to the extent then in effect) (“Customer Care Business”), but excluding, for the avoidance of doubt, any health benefits administration services performed on the Workday platform (which health benefits administration services are included in the Business).

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Sanctions (at the time of this Agreement Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means: (a) any Person listed on any Sanctions-related list of designated Persons or other similar list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, or the European Union, (b) any Person located, organized, or resident in a Sanctioned Country, (c) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b), or (d) the government of Venezuela as long as it remains the subject or target of a comprehensive embargo under Sanctions.

“Sanctions” means economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the European Union, the United Kingdom, and the United Nations Security Council.

“Seller Benefit Plan” means any Benefit Plan other than a Purchased Entity Benefit Plan.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules delivered pursuant to this Agreement by Seller to Purchaser.

“Seller Entities” means Seller and all of its Subsidiaries that transfer Purchased Assets (including Purchased Entity Shares) and/or Assumed Liabilities pursuant to this Agreement, including the entities listed on Section 1.1(f) of the Seller Disclosure Schedules.

“Seller Note EBITDA” means, with respect to the Measurement Period, the sum of (i) Adjusted EBITDA minus (ii) Capitalized Software; provided that, if either a Change of Control (as defined in the Seller Note) or a disposition of assets of Purchaser and its Subsidiaries constituting more than ten percent (10%) of LTM Adjusted EBITDA as of the time of disposition is consummated prior to the end of the Measurement Period (each, a “Triggering Change of Control”), the Seller Note EBITDA for the Measurement Period shall instead be the sum of (i) LTM Adjusted EBITDA minus (ii) LTM Capitalized Software.

“Seller’s Fundamental Representations” means those representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a) and Section 3.17.

“Senior Management of the Business” means the individuals listed on Section 1.1(g) of the Seller Disclosure Schedules.

“Senior Management of the Retained Business” means the individuals listed on Section 1.1(h) of the Seller Disclosure Schedules.

“Software” means all computer software (in object code or source code format), data and databases and related documentation and materials.

“Specific Indemnity Matters” means all matters described in Section 1.1(i) of Seller Disclosure Schedules.

“Specified Tax Liabilities” means all Taxes imposed on or payable by the Purchased Entities, or by Purchaser and its Affiliates with respect to the Business, arising from the matters described in Section 1.1(j)(i) of Seller Disclosure Schedules.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Standalone Cost Adjustment” means an aggregate amount equal to (i) the annualized amount of Purchaser’s and its Affiliates’ standalone replacement costs with respect to all (and solely to the extent relating to) Terminated Services (determined by annualizing the actual costs incurred in respect thereof during the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period) and excluding any one-time or non-recurring setup fees, costs, reimbursements and similar expenses) minus (ii) the Fees and Pass Through Costs (in each case, as defined in the Transition Services Agreement) paid by Purchaser or its Affiliates to Seller or its Affiliates with respect to all Terminated Services.

“Subsidiary” means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Tangible Personal Property” means machinery, equipment, furniture, fixtures, tools, and all other tangible personal property, including tangible personal property included in the IT Assets.

“Target Working Capital” means $211,607,000.

“Tax” means any tax of any kind, including any federal, state, local or foreign income, estimated, sales, use, transfer, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, disability, excise, severance, windfall profits, premium, real or personal property, net worth, capital gains, transfer, stamp, customs duties, capital stock, franchise, documentary, registration, social security, environmental, alternative or add-on minimum, occupation, and any other assessment, tax, fee, impost, levy, assessment or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts (in each case, whether disputed or not).

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Terminated Services” means any Service (as defined in the Transition Services Agreement) to the extent such Service is terminated (in whole or in part) by Purchaser during the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period).

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Foreign Acquisition Agreements, the Assignment Agreement and Bill of Sale, the Foreign Closing Documents, the Pre-Closing Reorganization Agreements, the Seller Note, the Commercial Agreements and the Additional Commercial Agreements.

“Transaction Tax Deductions” means the aggregate amount (assuming the transactions contemplated by this Agreement will be consummated) of any Tax deductions (applying a “more likely than not” standard (or higher degree of comfort)) that result from, without duplication, (a) all fees, costs, expenses and interest (including amounts treated as interest for Tax purposes and any write-off of unamortized or deferred financing fees, costs and expenses) incurred by Seller, its Affiliates, the Purchased Entities or their Affiliates, in each case, solely with respect to the transactions contemplated by this Agreement, and either paid prior to the Closing or included on the Closing Statement or Post-Closing Statement, (b) any employee bonuses, change in control payments or severance payments made by the Purchased Entities in connection with the transactions contemplated by this Agreement and either paid prior to the Closing or reflected as a liability on the Closing Statement or the Post-Closing Statement, (c) the payment of any costs or expenses included as liabilities in the calculation of Working Capital or Funded Debt, and (d) any other fees, costs, expenses and interest of Seller, its Affiliates, the Purchased Entities or any of their Subsidiaries relating to or arising out of the transactions contemplated by this Agreement, for the avoidance of doubt, in each case of each of the foregoing clauses (a) - (d), to the extent economically borne by the Seller.

“Trapped Cash” means, with respect to the Purchased Entities, an amount of cash and cash equivalents in any accounts located outside the United States and United Kingdom equal to the sum of the following for all Purchased Entities in the aggregate: (a) for each jurisdiction in which the aggregate cash and cash equivalents balance in the account(s) located in such jurisdiction as of Balance Sheet Date (as set forth in the Business Financial Statements) was greater than $500,000, an amount equal to the excess (if any) of (i) the cash and cash equivalents in such account(s) as of the time of determination minus (ii) the greater of (A) the cash and cash equivalents balance in such account(s) as of the Balance Sheet Date (as set forth in the Business Financial Statements) and (B) $2,000,000 and (b) for each jurisdiction in which the aggregate cash and cash equivalents balance in the account(s) located in such jurisdiction as of Balance Sheet Date (as set forth in the Business Financial Statements) was less than or equal to $500,000, an amount equal to the excess (if any) of (i) the cash and cash equivalents in such account(s) as of the time of determination minus (ii) $1,000,000.

“Willful Breach” means, with respect to a party, a knowing and intentional breach of any of its representations or warranties set forth in this Agreement, or such party’s material breach of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such action or failure to act would or would reasonably be expected to cause a material breach of this Agreement, including a party’s failure to consummate the Closing when required by this Agreement.

“Working Capital” means, as of any time, the net working capital of the Purchased Assets (including the Purchased Entities) and Assumed Liabilities as of such time, calculated by subtracting (a) the sum of the amounts as of such time for the current Liability line items reflected in the general ledger accounts shown on the Sample Closing Statement for the Business, from (b) the sum of the amounts as of such time for the current asset line items reflected in the general ledger accounts shown on the Sample Closing Statement for the Business, in each case of such line items, determined in accordance with the Transaction Accounting Principles; provided, that in no event shall Working Capital include (i) any amount included within the definition of Cash

Amounts or Funded Debt or (ii) any asset or liability (current or deferred) in respect of Income Taxes. The parties hereto agree that any amount included within the definition of Working Capital, Cash Amounts or Funded Debt shall be adjusted, if necessary, to exclude amounts to the extent they constitute an Excluded Asset or Retained Liability.

Section 1.2. Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term Section

Acquired Business Adjusted EBITDA definition

Additional Seller Note 5.24(a)

Additional Seller Note Amount 5.24(b)

Affiliate Assignee 10.2

Agreement Preamble

Allocation Schedule 2.10

Allocations 2.10

Antitrust Laws 3.4

Approvals 2.11(a)

Assignment Agreement and Bill of Sale 2.8(a)(v)

Assumed Liabilities 2.6

Assumed Pension Liabilities Funded Debt definition

Balance Sheet Date 3.6(a)

Base Purchase Price 2.2

Boutique Specialty Firm 2.9(d)

Budget 5.2(b)(xiii)

Business Balance Sheet 3.6(a)

Business Covered Person 5.13(a)

Business Employee List 3.15(a)

Business Financial Statements 3.6(a)

Business IP 2.4(d)

Business IT Assets 2.4(f)

Business Permits 3.12(b)

Canadian Purchased Assets 6.5(c)

Closing 2.3

Closing Date 2.3

Closing Statement 2.9(b)

COBRA 5.7(i)

Competing Business 5.13(b)(ii)

Confidential Information 5.13(d)

Confidentiality Agreement 5.3

Covered Tax Proceeding 6.3(a)

Credit Enhancements 5.8

Current Representation 10.14

Customer Care Business Retained Business definition

Data Room 10.12

Day 1 Readiness IT Activities Section 5.22

Debt Financing 5.16(a)

Designated Person 10.14(a)

Dispute Notice 2.9(d)

Dispute Resolution Period 2.9(d)

Divestiture Period 5.13(b)(iii)

EBITDA Dispute Notice 5.24(c)

EBITDA Dispute Resolution Period 5.24(c)

EBITDA Statement 5.24(c)

Enforceability Exceptions 3.3

Enhanced Threshold Amount 9.7(c)

Equity Commitment Letter 4.4

Equity Financing 4.4

Estimated Adjustment Amount 2.9(b)

Estimated Closing Cash Amounts 2.9(b)

Estimated Closing Funded Debt 2.9(b)

Excluded Assets 2.5

Final Purchase Price 2.9(f)

Financing Uses 4.4

Foreign Acquisition Agreements 2.12

Foreign Closing Documents 2.8(a)(vi)

Guarantee and Release Documents 2.8(b)(x)

Guarantor Recitals

Guaranty Recitals

Holdco Preamble

Improvements 3.10(c)

Inactive Business Employee 5.7(f)

Indemnified Party 9.4(a)

Indemnifying Party 9.4(a)

Independent Accounting Firm 2.9(d)

Infringe 3.9(b)

Issuance Date 5.24(a)

Labor Agreement 2.4(q)

Liability Limitation Section 8.2

LTM Period LTM Capitalized Software definition

Major Customer 3.20(a)

Major Supplier 3.20(a)

Material Contracts 3.11(a)

Material Customer Contract 3.11(a)(ii)

Material Government Contract 3.11(a)(xvi)

Maximum Additional Seller Note Amount 5.24(b)

Measurement Period 5.24(a)

Minimum Allocations 2.10

Non-Recourse Parties 10.13

OFAC Sanctioned Person definition

Outside Date 8.1(d)

Patents Intellectual Property definition

pdf 10.10

Post-Closing Representation 10.14(a)

Post-Closing Statement 2.9(c)

Pre-Closing Reorganization 5.12

Pre-Closing Reorganization Agreements 2.8(b)(viii)

Privileged Communications 10.14(b)

Processing Data Security Requirements definition

Purchased Assets 2.4

Purchased Entities 2.4(a)

Purchased Entity 2.4(a)

Purchased Entity Shares 2.4(a)

Purchaser Preamble

Purchaser 401(k) Plan 5.7(g)

Purchaser Covenant Parties 5.9(b)(ii)

Purchaser Indemnified Parties 9.2

Purchaser Material Adverse Effect 4.1

Purchaser Releasee 5.19(b)

Purchaser Releasors 5.19(a)

Purchaser’s Allocation Notice 2.10

Qualifying Percentage Adjusted EBITDA definition

R&W Insurance Policy 5.17

Receivables 3.6(d)

Reference Period Business definition

Reorganization Committee 5.12

Reported EBITDA Adjusted EBITDA definition

Restricted Commercial Counterparties 5.13(g)

Retained Business Confidential Information 5.13(e)

Retained Business Covered Person 5.13(c)

Retained Liabilities 2.7

Sample Closing Statement 2.9(a)

Section 1.1(j)(ii) Tax Proceeding 6.3(b)

Section 1542 5.19(c)

Section 167 Election 6.5(c)

Securities Act 4.8

Seller Preamble

Seller Indemnified Parties 9.3

Seller Note 2.8(a)(vii)

Seller Parent Preamble

Seller Qualified Plans 5.7(g)

Seller Releasee 5.19(a)

Seller Releasors 5.19(b)

Seller’s Allocations 2.10

SG&A Estimates 3.6(a)

Shared Contract 2.11(c)

Shared Supplier Contract 2.11(e)

Solvent 4.9

Specified Business Contracts 2.4(b)

Stand-Up Activities 5.22

Subrogation Waiver Beneficiaries 5.17

Technical Deficiencies 3.9(g)

Third-Party Claim 9.4(a)

Threshold Amount 9.7(b)

Trade Secrets Intellectual Property definition

Trademarks Intellectual Property definition

Transaction Recitals

Transaction Accounting Principles 2.9(a)

Transfer 5.24(h)

Transfer Taxes 6.6

Transferred Business Employee 5.7(a)(iii)

Transferred International Business Employees 5.7(l)

Transferred Leased Property 2.4(c)

Transferred Leases 2.4(c)

Transferred Permits 2.4(k)

Transition Period 5.9(a)

Transition Services Agreement 2.8(a)(iii)

Triggering Change of Control Seller Note EBITDA definition

WARN Act 3.15(k)

Article II
PURCHASE AND SALE; CLOSING

Section 2.1. Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Seller and the other Seller Entities, all of Seller’s and the other Seller Entities’ right, title and interest in and to the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

Section 2.2. Purchase Price. In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall: (a) pay to Seller an aggregate of One Billion Dollars ($1,000,000,000) in cash (the “Base Purchase Price"), as adjusted in accordance with Section 2.9, which amount shall, subject to Section 2.13, be paid by Purchaser in full, without any set-off or deduction for any amounts, (b) issue to (or cause Holdco to issue) Seller (i) the Seller Note and pay to Seller the amounts payable thereunder pursuant to the terms thereof and (ii) if required pursuant to Section 5.24, the Additional Seller Note and pay to Seller the amounts payable thereunder pursuant to the terms thereof, and (c) assume the Assumed Liabilities.

Section 2.3. Closing Date. The closing of the Transaction (the “Closing") shall take place at 9:00 a.m. New York City time, by means of a virtual exchange of documents and signatures (or, if mutually agreed by Seller and Purchaser, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017) or by electronic exchange of documents, on the second (2nd) Business Day following the date on which the last of the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) or at such other place, time and date as may be agreed among Seller and Purchaser; provided, unless mutually agreed otherwise by Seller and Purchaser, the Closing shall not occur prior to July 1, 2024. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”) Notwithstanding anything in this Agreement to the contrary, any Funded Debt incurred following 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date through the Closing shall be deemed incurred as of 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date and any payments made in respect of the foregoing following 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date through the Closing shall be disregarded for purposes of determining the Closing Purchase Price or the Final Purchase Price.

Section 2.4. Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the Seller Entities, all of the Seller Entities’ right, title and interest as of the Closing in and to (1) all of the assets exclusively used, or held exclusively for use, in the operation of the Business (except for the assets described in clauses (b), (d), (f), (g), (h), (i), (j), (m), (n), (o) and (p) below, which, even if not exclusively used, or held exclusively for use, in the operation of the Business, shall be Purchased Assets to the extent provided therein) and (2) the following (together with the assets specified in clause (1), the “Purchased Assets”):

(a) One hundred percent (100%) of the equity interests (the “Purchased Entity Shares”) in the entities listed on Section 2.4(a) of the Seller Disclosure Schedules (each, a “Purchased Entity” and, collectively, the “Purchased Entities”);

(b) (i) Each Contract of any Seller Entity or its applicable Affiliates, including those set forth on Section 2.4(b)(i) of the Seller Disclosure Schedules, if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business (except for any Contract with any vendor or supplier to any Seller Entity or any of their applicable Affiliates that is not exclusively related to the Business, including the Contracts set forth on Section 2.5(e) of the Seller Disclosure Schedules, but excluding the Contracts set forth on Section 2.4(b)(i) of the Seller Disclosure Schedules), subject to Section 2.11(c); and (ii) any other Contract executed prior to the Closing, if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business (except for any Contract with any vendor or supplier to any Seller Entity or any of their applicable Affiliates that is not exclusively related to the Business), subject to Section 2.11(c) and Section 2.11(d) (collectively, such Contracts or portion of such Contracts, as the case may be, described by clauses (i) and (ii), the “Specified Business Contracts”); provided, that the Seller Entities may update Section 2.4(b)(i) of the Seller Disclosure Schedules no later than one Business Day prior to the Closing Date to account for Contracts that were entered into in compliance with this Agreement or that have terminated in accordance with their terms after the date of this Agreement and prior to the Closing Date;

(c) All of the Seller Entities’ and Purchased Entities’ right, title and interest in the leases governing the leased real property listed in Section 2.4(c) of the Seller Disclosure Schedules (such leased real property, the “Transferred Leased Property” and such leases, collectively, the “Transferred Leases”);

(d) (i) all registered Intellectual Property that is primarily used or primarily held for use in, or primarily developed for, the operation of the Business or is held by the Purchased Entities, including the Patents, Trademarks and internet domain names listed in Section 2.4(d)(i) of the Seller Disclosure Schedules, (ii) all other Intellectual Property that is primarily used or primarily held for use in, or primarily developed for, the operation of the Business or is held by the Purchased Entities, including the proprietary Software listed in Section 2.4(d)(ii) of the Seller Disclosure Schedules, and (iii) any Intellectual Property that is exclusively used or exclusively held for use in, or exclusively developed for, the provision of Existing Customer Care Services (as contemplated in the Customer Care Agreement) (collectively, the “Business IP”);

(e) Any and all Tangible Personal Property located on the premises of the Transferred Leased Property and owned by any Seller Entity or Purchased Entity;

(f) To the extent not already covered under Section 2.4(e), (i) all IT Assets primarily developed for or primarily held for use in the operation of the Business and (ii) the hrX assist software platform (together with any IT Assets included as part of Section 2.4(e), the “Business IT Assets”);

(g) Any and all trade receivables (whether current or non-current) and other accounts receivable (other than from Seller and/or any of its Subsidiaries) as of immediately prior to the Closing to the extent related to the Business;

(h) Any and all prepaid expenses and security deposits of the Business as of immediately prior to the Closing or to the extent arising out of the Specified Business Contracts;

(i) Any and all supplies and other inventories primarily used, or held primarily for use, by the Business;

(j) Any and all goodwill, if any, of the Business;

(k) Any Business Permits, including the Business Permits listed on Section 2.4(k) of the Seller Disclosure Schedules (the “Transferred Permits”);

(l) Sponsorship of and any and all assets, rights and interests under the Purchased Entity Benefit Plans (including the benefit of any confidentiality, invention assignment, non-competition, non-solicitation, non-hire, non-disparagement or other restrictive covenant binding on any Business Employee);

(m) Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent arising out of the Specified Business Contracts;

(n) (i) Sole ownership and all originals and copies of all Books and Records that are in the possession or control of Seller Entities and are exclusively used or held for use in the operation of the Business, including all personnel and employment records respecting Transferred Business Employees, to the extent permitted by applicable Law (subject to the exceptions below and Seller’s right to retain copies to the extent required by applicable Law or document retention policies), and (ii) co-ownership and one copy in mutually-agreed form of the Books and Records that are in the possession or control of Seller Entities and are otherwise used or held for use in the operation of the Business (with each party having the right to use and license others to use same after the Closing Date without the consent of or an accounting to the other party), in each case other than any Books and Records (or portions thereof) (A) that the Seller Entities are required by Law (or binding contractual obligation as of the date hereof) not to transfer (in such case copies of which, to the extent permitted by Law and the above contractual obligations, will be delivered to Purchaser at the Closing), (B) that consist of personnel, medical and employment records for employees and former employees of the Business other than such records of Transferred Business Employees, (C) to the extent exclusively relating to Excluded Assets or Retained Liabilities and (D) that are Tax Returns of Seller Entities (other than the Purchased Entities), Tax Returns of any Affiliated Group that includes Seller or any of its Affiliates (other than any Affiliated Group compromised solely of Purchased Entities) and any Books and Records relating primarily to such Tax Returns; provided, that, with respect to any Tax Returns of the Purchased Entities that are Purchased Assets pursuant to this clause (n), the Seller Entities may be permitted to keep copies of such Tax Returns;

(o) (i) To the extent permitted by applicable Law, the insurance policies exclusively related to the Business or maintained exclusively for the Purchased Entities set forth on Section 2.4(o) of the Seller Disclosure Schedules and (ii) all property and casualty insurance proceeds (net of collection costs) received or receivable in connection with the damage or complete destruction of any Purchased Assets or assets that would have been included in the Purchased Assets but for such damage or complete destruction, in each case net of any deductible and the cost of repair or replacement and related administrative costs;

(p) All rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors, and rights to refunds or rebates, to the extent related to any of the Purchased Assets;

(q) To the extent permitted by applicable Law, all transferable collective bargaining agreements, trade union agreements, works council agreements and other similar Contracts with any labor union, works council, or other labor organization or employee representative body (each, a “Labor Agreement”) exclusively covering the Transferred Business Employees and set forth on Section 3.11(a)(xi) of the Seller Disclosure Schedules; and

(r) All other assets set forth on Section 2.4(r) of the Seller Disclosure Schedules.

Section 2.5. Excluded Assets. Notwithstanding anything to the contrary contained herein, Purchaser expressly understands and agrees that the following assets and properties of the Seller Entities and the Purchased Entities (the “Excluded Assets”) shall be retained by the Seller

Entities and their Affiliates (other than the Purchased Entities), and shall be excluded from the Purchased Assets, notwithstanding any other provision of this Agreement:

(a) Any and all Cash Amounts (other than any Cash Amounts of the Purchased Entities as of 11:59 p.m., New York City time, on the last Business Day prior to the Closing Date to the extent such Cash Amounts are included in the determination of Closing Cash Amounts);

(b) Any and all equity interests in any Affiliate of Seller (other than the Purchased Entities);

(c) Sponsorship of and any and all assets, rights and interests under or related to the Seller Benefit Plans;

(d) Any and all Intellectual Property (including the Alight Marks and internet domain names containing the Alight Marks) other than the Business IP;

(e) Any and all Contracts and portions of Contracts (other than the Specified Business Contracts and the Transferred Leases), including all Contracts with vendors and suppliers to any Seller Entity or any of their applicable Affiliates that are not exclusively related to the Business (other than the Contracts set forth on Section 2.4(b)(i) of the Seller Disclosure Schedules);

(f) Except as expressly included in clause (c) of Section 2.4, any and all owned and leased real property and other interests in real property;

(g) Any and all refunds, overpayments, prepayments or credits of or against Excluded Business Taxes;

(h) Other than the Books and Records specified in Section 2.4(n), any and all Tax Returns and other books and records related primarily to Taxes paid or payable by Seller, the Seller Entities or any of their respective Affiliates (other than the Purchased Entities);

(i) All of the rights and interests of Seller and its Affiliates (including the Seller Entities, but excluding the Purchased Entities) in and to all correspondence and documents in connection with the sale of the Business (other than the applicable portions of the Confidentiality Agreement or any other confidentiality, non-disclosure, non-solicitation, non-hire or similar agreement to the extent related to the Business);

(j) Except as set forth in Section 2.4(o) and subject to Section 5.10, any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not related to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(k) Any and all Permits, other than the Transferred Permits;

(l) All rights to receive administrative and corporate (overhead, shared and other) services and benefits of the kind provided to the Business by the Seller Entities, either directly or indirectly through third-party service providers, prior to the Closing Date, and all assets of the Seller Entities related thereto, including (A) computer and information processing services (other than as provided through the Business IT Assets), (B) finance, accounting and payroll services, (C) facilities management services (including environmental, health and safety), (D) treasury services (including banking, insurance administration, taxation and internal audit), (E) general and administrative services, (F) executive and management services, (G) legal services, (H) human resources services, (I) risk management services, (J) group purchasing services, (K) corporate marketing, strategy and development services, (L) corporate travel and aircraft services, and (M) investor relations services, in each case unless such services are provided through Purchased Entities, Purchased Assets, Transferred Business Employees or permissible by Law and provided pursuant to the terms of the Transition Services Agreement;

(m) All IT Assets owned by Seller and its Affiliates other than the Business IT Assets; and

(n) All assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the Closing Date, in any event in accordance with the provisions hereof, and all rights arising under or relating to any Retained Liabilities.

The parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6. Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and hereby agrees to pay, discharge or perform all of the Liabilities of Seller and its Affiliates to the extent related to or arising out of the Purchased Assets, the Business or, solely to the extent related to the Business, the Purchased Entities (the “Assumed Liabilities”), in each case, whether accruing prior to, on or after Closing (but excluding, for the avoidance of doubt, the Retained Liabilities), including the following:

(a) Any and all Liabilities to the extent relating to or arising out of the Specified Business Contracts;

(b) Subject to Section 2.7, any and all Liabilities relating in any way to Environmental Laws or Hazardous Materials, in each case, to the extent arising out of or relating to the Purchased Assets, the Purchased Entities (to the extent related to the Business), the Business or the Transferred Leases;

(c) Any and all Liabilities for Taxes relating to a Post-Closing Tax Period to the extent imposed with respect to, arising out of or relating to the Purchased Assets, the Assumed Liabilities or the Business, other than Excluded Business Taxes;

(d) Any and all Liabilities to the extent relating to or arising out of the Purchased Assets (other than those relating to or arising out of any Seller Benefit Plan), whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date;

(e) Any and all Liabilities in respect of Transferred Business Employees (other than those relating to or arising out of any Seller Benefit Plan) (i) arising at or after the Closing, (ii) incurred prior to the Closing Date to the extent reflected as Liabilities in the Post-Closing Statement or in Closing Working Capital, or (iii) expressly assumed by Purchaser pursuant to Section 5.7; provided, that, except as expressly set forth in Section 5.7, Purchaser and its Affiliates shall not assume or be responsible for any Liabilities in respect of any Seller Benefit Plan or any Business Employee not employed by a Purchased Entity as of the Closing who does not commence employment with Purchaser or an Affiliate thereof pursuant to Section 5.7;

(f) Any Indebtedness of the Purchased Entities to the extent reflected as Liabilities in the Post-Closing Statement;

(g) (i) Any and all Liabilities relating to or arising out of the Purchased Entity Benefit Plans to the extent relating to the Business and (ii) the Assumed Pension Liabilities; and

(h) All other Liabilities identified on Section 2.6(h) of the Seller Disclosure Schedules.

Section 2.7. Retained Liabilities. The Seller Entities shall retain, and Purchaser shall not assume, any Liabilities which are not Assumed Liabilities, including the following Liabilities (the “Retained Liabilities”):

(a) Except as set forth in Section 2.6(f), any Indebtedness;

(b) Liabilities for which any Seller Entity (other than the Purchased Entities) expressly has responsibility pursuant to this Agreement;

(c) Liabilities to the extent arising out of or related to the Excluded Assets or the Retained Business;

(d) Except as expressly provided in Section 5.7, Liabilities arising under any Seller Benefit Plan and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, established, maintained, sponsored or contributed to by Seller Entity or any of its Subsidiaries or any of their respective ERISA Affiliates;

(e) Liabilities for Excluded Business Taxes and, solely to the extent which Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 9.2(d), Indemnified Taxes; and

(f) All other Liabilities identified on Section 2.7(f) of the Seller Disclosure Schedules.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Subsidiaries will be required to assume and retain any Retained Liabilities.

Section 2.8. Closing Deliveries.

(a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i) Payment in immediately available funds of an amount equal to the Closing Purchase Price, by wire transfer(s) to one or more bank accounts designated in writing by Seller and in Dollars or such other currency or currencies designated by Seller, which amount shall, subject to Section 2.13, be paid by Purchaser in full, without any set-off or deduction for any amounts;

(ii) the certificate to be delivered pursuant to Section 7.3(c);

(iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(iv) a receipt for the Purchased Entity Shares, duly executed by Purchaser;

(v) to the extent any Purchased Asset or Assumed Liability is not held by a Purchased Entity, a counterpart of the Assignment and Assumption Agreement and Bill of Sale for the Purchased Assets (other than the Purchased Entity Shares) and the Assumed Liabilities, by and between the applicable Seller Entities and Purchaser, attached as Exhibit B-1 and Exhibit B-2 hereto (the “Assignment Agreement and Bill of Sale”), duly executed by Purchaser;

(vi) with respect to jurisdictions outside the United States in which the Purchased Assets or Assumed Liabilities are located, such bills of sale, share transfer deeds, stock powers, certificates of title, contract notes, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement and otherwise customary in such jurisdictions) as and to the extent necessary to effect the transfer of the Purchased Assets or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing Documents”), in each case duly executed by Purchaser, to the extent applicable;

(vii) a counterpart of the Seller Note attached as Exhibit C-1 hereto (the “Seller Note”), duly executed by Holdco; and

(viii) a counterpart of the Commercial Agreements, duly executed by Purchaser.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 7.2(c);

(ii) a counterpart of the Transition Services Agreement duly executed by each Seller Entity named as a party thereto;

(iii) certificates evidencing the Purchased Entity Shares, to the extent that such Purchased Entity Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent such Purchased Entity Shares are not in certificated form, other evidence of ownership or assignment;

(iv) a counterpart of the Assignment Agreement and Bill of Sale duly executed by each Seller Entity named as a party thereto;

(v) a counterpart of the Foreign Closing Documents duly executed by each Seller Entity named as a party thereto, to the extent applicable;

(vi) a duly executed Internal Revenue Service Form W-9 or applicable Form W-8 from each Seller Entity (or, in the case of a Seller Entity that is disregarded for U.S. federal income Tax purposes, such Seller Entity’s regarded owner for U.S. federal income Tax purposes); and

(vii) copies of the Commercial Agreements, duly executed by the applicable Seller Entities and Purchased Entities;

(viii) copies of each document, agreement, filing or other instrument contemplated in the Pre-Closing Reorganization or otherwise required to effect the transfers of assets and employees and other transactions contemplated by the Pre-Closing Reorganization in such forms as may be necessary to effect such transactions, which shall be on terms consistent with the applicable terms of this Agreement (including Section 5.12 of the Seller Disclosure Schedule) and in form and substance reasonably acceptable to Purchaser and Seller (collectively, the “Pre-Closing Reorganization Agreements”);

(ix) a counterpart of the Seller Note duly executed by Seller; and

(x) an executed partial release and/or other customary release instruments and documentation (including UCC-3 financing statements evidencing the release of the Purchased Entities and the Purchased Assets) (collectively, the “Guarantee and Release Documents”) with respect to the Credit Facilities, in each case, that provides that, upon consummation of the transactions contemplated hereby, all Liens encumbering the Purchased Entities or the Purchased Assets, and any guarantees by the Purchased Entities, in each case, pursuant to the Credit Facilities (but solely with respect to the assets, equity interests or guarantees of the Purchased Entities) shall be released and shall have no further force or effect, which Guarantee and Release Documents shall be in form and substance reasonably satisfactory to Purchaser.

Section 2.9. Adjustment to Base Purchase Price.

(a) For illustrative purposes only, Section 2.9 of the Seller Disclosure Schedules sets forth a calculation of the Working Capital, the Cash Amounts and the Funded Debt of the Purchased Entities, as of the Balance Sheet Date (the “Sample Closing Statement”), including the classification of asset and liability line items and general ledger accounts. The Sample Closing Statement shall be prepared (i) in accordance with the specific accounting principles, practices, methodologies and policies set forth in Part I of Section 2.9 of the Seller

Disclosure Schedules, (ii) to the extent not inconsistent with GAAP, consistent with the policies, practices, procedures, methodology and judgment used in preparing the fiscal year end December 31, 2023 audited financial statements of the Seller Entities and the Purchased Entities, and (iii) to the extent not addressed in clauses (i) or (ii), GAAP (the “Transaction Accounting Principles”). For the avoidance of doubt, the foregoing clause (i) takes precedence over the foregoing clauses (ii) and (iii), and the foregoing clause (ii) takes precedence over the foregoing clause (iii).

(b) At least three (3) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) the Closing Cash Amounts (such estimate, the “Estimated Closing Cash Amounts”) and (iii) the Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”), accompanied by a reasonably detailed breakdown of each component thereof and such reasonable supporting or underlying documentation used in preparation thereof as may be reasonably requested by Purchaser. The Closing Statement shall set forth the calculations of such amounts in the same format as the Sample Closing Statement and, to the extent applicable, otherwise be prepared in accordance with the Transaction Accounting Principles. The Estimated Adjustment Amount, the Estimated Closing Cash Amount and the Estimated Closing Funded Debt shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at the Closing. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with Section 2.9, it will not take any actions with respect to the accounting books, records, policies or procedures of the Business (x) a purpose of which is to impede or delay the final determination of the Post-Closing Statement or (y) that would reasonably be expected to materially impede or delay the final determination of the Post-Closing Statement. During the period from the delivery of the Closing Statement to the Closing, Seller shall take into consideration in good faith any good faith comments of Purchaser to the Closing Statement; provided, that, Seller shall have no obligation to update the Closing Statement in respect of any such comments, and the failure of Seller to implement any comments made by Purchaser shall not delay or otherwise prevent the Closing. Neither any comments delivered by Purchaser, nor Purchaser’s failure to deliver any comments, will be deemed to constitute any waiver or release of Purchaser’s rights under the remaining provisions of this Section 2.9.

(c) As promptly as reasonably possible and in any event within one hundred (100) days after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth Purchaser’s good-faith calculation of the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt. The Post-Closing Statement shall set forth in reasonable detail Purchaser’s calculations of such amounts in the same format as the Sample Closing Statement (including, subject to Section 2.9(e), such reasonable supporting or underlying documentation used in preparation thereof as may be reasonably requested by Seller), and the Closing Statement and, to the extent applicable, otherwise be prepared in accordance with the Transaction Accounting Principles. If Purchaser does not deliver the Post-Closing Statement within one hundred (100) days after the Closing (taking into account one extension of up to fifteen (15) days, which shall automatically be approved by Seller, or any other any extension that may be reasonably consented to by Seller, such consent not to be unreasonably withheld, conditioned or delayed), Seller may elect to (i) deem the Closing Statement to be final and binding, in which case the Closing Statement will be final, conclusive and binding on the parties hereto or (ii) engage a Boutique Specialty Firm to prepare the Post-Closing

Statement, in which case the Post-Closing Statement prepared by such Boutique Specialty Firm shall be deemed to be the Post-Closing Statement delivered by Purchaser, with any Liabilities in respect of such Boutique Specialty Firm (including any costs or expenses) being borne solely by Purchaser.

(d) Within fifty (50) days following receipt by Seller of the Post-Closing Statement (which may be extended one time by Seller for up to fifteen (15) days or by mutual agreement of the Parties, such agreement not to be unreasonably withheld, conditioned or delayed), Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, that if Seller does not deliver any Dispute Notice to Purchaser within such fifty (50) day period, the Post-Closing Statement will be final, conclusive and binding on the parties hereto; provided, further, in the event Purchaser or any of its Representatives does not provide access to the books, records or personnel of Purchaser and its Subsidiaries required to be provided to the Seller or any of its Representatives within four (4) Business Days following a request therefor in compliance with Section 2.9(e), such 50-day period shall be extended by one Business Day for each Business Day on which Purchaser or such of its Representatives has failed to provide such access following such fourth Business Day. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes (including the rationale for such dispute) and (ii) the proposed correct amount of such item; provided, that Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the Transaction Accounting Principles, to the extent applicable. Seller shall be deemed to have accepted any item not identified as a disputed item in a Dispute Notice, and such undisputed items shall be final, binding and non-appealable by the parties. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then, within ten (10) Business Days following the expiration of the Dispute Resolution Period (or such longer period as mutually agreed by Purchaser and Seller), an independent, nationally recognized boutique specialty firm with an active practice area focused on post-mergers and acquisitions purchase price dispute resolution (any such firm, a “Boutique Specialty Firm”) selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) shall be engaged to resolve any such dispute; provided, that, if Seller and Purchaser are unable to agree on the Independent Accounting Firm, then each of Seller and Purchaser shall select a Boutique Specialty Firm, and the two (2) Boutique Specialty Firms will mutually select a third Boutique Specialty Firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a written presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (it being understood that the content of each such presentation shall be limited to whether the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the terms of this Agreement (including Transaction Accounting Principles, to the extent applicable), the proposed resolution of each disputed issue by such party and reasonable supporting detail for the foregoing). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determinations of the Adjustment Amount, the Closing Cash Amounts and the Closing Funded Debt were properly calculated in accordance with the terms of this Agreement (including the Transaction Accounting Principles, to the extent applicable). The Independent Accounting Firm shall make a final determination of the disputed items based solely on presentations by Purchaser and Seller and in accordance with this Agreement (i.e., acting as an expert and not as an arbitrator or otherwise on the basis of an independent review). Purchaser and Seller shall cooperate with the Independent Accounting Firm during the term of its engagement; provided, that neither Purchaser nor Seller shall engage in any ex-parte communications with the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Purchaser, on the one hand, and Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm. For example, if Seller claims in a Dispute Notice that the Adjustment Amount is $1,000 greater than the amount determined by Purchaser in the Closing Statement, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $600 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated sixty percent (60%) (i.e., 600 ÷ 1,000) to Purchaser and forty percent (40%) (i.e., 400 ÷ 1,000) to Seller. Absent fraud or manifest error, all determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto. The parties hereto agree that any adjustment as determined pursuant to this Section 2.9(c) shall be treated as an adjustment to the Final Purchase Price, except as otherwise required by Law.

(e) For purposes of complying with the terms set forth in this Section 2.9, each of Seller and Purchaser shall reasonably cooperate with and promptly make available to each other and their respective Representatives all information, records, data and working papers (subject to customary confidentiality agreements and access letters, as applicable), in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business, or Purchased Entities, and shall permit reasonable access, during normal business hours and in a manner so as not to unreasonably interfere with its business, to its facilities and personnel, in each case, to the extent reasonably required in connection with the preparation and analysis of the Closing Statement or the Post-Closing Statement and the resolution of any disputes thereunder; provided, that Seller and Purchaser (and their respective Affiliates, as applicable) shall not be required to provide any documents or information to the extent that such provision would jeopardize any attorney-client or other privilege or contravene any applicable Law, Data Security Requirements, fiduciary duty or binding agreement to which Seller, Purchaser or any of their respective Affiliates, as applicable, are party; provided, further, that in each such case, the party withholding such information shall use reasonable best efforts to provide to the requesting party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in violation of any applicable Law, Data Security Requirements, fiduciary duty or contractual obligations or the forfeiture or waiver of any such attorney-client or other privilege.

(f) The “Final Purchase Price” shall mean the Base Purchase Price, plus (i) the Closing Cash Amounts, plus (ii) the Adjustment Amount (which may be a positive or negative number), minus (iii) the Closing Funded Debt, in each case of clauses (i), (ii) and (iii), as finally determined pursuant to Section 2.9(c) and Section 2.9(d).

(g) If the Closing Purchase Price shall exceed the Final Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Final Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount, Closing Cash Amounts and Closing Funded Debt are finally determined pursuant to this Section 2.9, and any amounts owing pursuant to this Section 2.9(g) shall, subject to Section 2.13, be paid in full, without any set-off or deduction for any amounts. Notwithstanding anything to the contrary in this Agreement, the Closing Purchase Price and Final Purchase Price shall exclude the effects of any purchase accounting.

Section 2.10. Purchase Price Allocation.

(a) Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Purchased Assets (including among the Purchased Entity Shares) in accordance with Exhibit E attached hereto (the “Allocation Schedule”). Notwithstanding anything in the Allocation Schedule to the contrary, Seller shall be entitled to propose the minimum amount of consideration allocable to the Purchased Entity Shares of the Purchased Entities specified on Section 2.10(a) of the Seller Disclosure Schedules (the “Minimum Allocations”). Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other, shall negotiate in good faith to determine the Minimum Allocations and Purchaser’s agreement on such Minimum Allocations shall not be unreasonably withheld, conditioned or delayed; provided that, if Purchaser reasonably determines in good faith that (i) the Minimum Allocations are expected to exceed the allocations that would otherwise be required for such Purchased Entity Shares pursuant to the methodologies set forth in the Allocation Schedule and (ii) the Minimum Allocations would adversely affect the “step-up” in U.S. federal income tax basis of Purchaser or its Affiliates with respect to the Transaction in a manner that is more than de minimis, then Purchaser and Seller agree that: (A) Purchaser may determine to withhold, condition or delay its consent to the Minimum Allocations and such determination will not be considered unreasonable and (B) if Purchaser withholds, conditions or delays its consent to the Minimum Allocations pursuant to clause (A) of this sentence, then Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall cooperate in good faith to determine the Minimum Allocations. Purchaser shall, and shall cause its Affiliates to, promptly consider and respond to any such proposal and use reasonable best efforts to finalize the Minimum Allocations with thirty (30) days of receipt of Seller’s proposal. Seller and its Affiliates shall prepare at its sole cost and expense any valuation necessary to propose the Minimum Allocations and each party shall otherwise bear its own out-of-pocket costs and expenses incurred in connection with such negotiation. If Seller and Purchaser are unable to reach an agreement with respect to the Minimum Allocations on or before the date on which the Allocations (as defined below) would otherwise be made final, they shall promptly resolve any remaining disputes consistent with the provisions of Section 2.10(b). Seller and Purchaser shall revise the Allocations (as defined below) as necessary to reflect the Minimum Allocations agreed pursuant to this Section 2.10.

(b) No later than sixty (60) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.9 (or, if sooner, no later than sixty (60) days before the due date for filing of any IRS Form 8883 that is required to be filed with respect to the transactions contemplated by this Agreement), Seller shall deliver to Purchaser proposed allocations (including allocations with respect to the assets of any Purchased Entities which assets are deemed acquired for U.S. federal income Tax purposes and allocations of the “aggregated deemed sales price” as defined in the applicable Treasury Regulations under Section 338 of the Code with respect to Purchased Entities for which Purchaser makes an election under Section 338(g) of the Code) of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes to Seller as of the Closing Date, in each case determined in a manner consistent with the Allocation Schedule, Section 338 of the Code, Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Seller’s Allocations”). If Purchaser disagrees with any of Seller’s Allocations, Purchaser may, within thirty (30) days after delivery of Seller’s Allocations, deliver a notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocations. If Purchaser’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use reasonable best efforts to reach agreement on the disputed items or amounts in order to determine the allocations of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Final Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Schedule. The allocations, as prepared by Seller if no Purchaser’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Allocations”), shall be conclusive and binding on the parties hereto. Each of Purchaser, Seller and their Affiliates shall (i) prepare (or cause to be prepared) IRS Form 8594, IRS Form 8883, and any similar forms required by state, local or non-U.S. Tax Law with respect to the transactions contemplated by this Agreement, in a manner consistent with the Allocations, as finally determined pursuant to this Section 2.10, (ii) promptly file such forms in the manner required by applicable Law and (iii) provide to Seller true copies of such executed forms and proof of filing. Purchaser, Seller and their Affiliates shall take no position that is inconsistent with the Allocations, as finally determined pursuant to this Section 2.10, on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. law). If the Allocations are disputed by any Taxing Authority, then the party receiving notice of such dispute shall promptly notify and consult with the other party concerning the resolution of such dispute. Upon any adjustment to the Final Purchase Price or any other items that are treated as consideration for Tax purposes, Purchaser, Seller and their Affiliates and Representatives shall cooperate in good faith to revise the Allocations in a manner consistent with the Minimum Allocations and, to the extent not inconsistent therewith, the methodologies set forth on the Allocation Schedule.

Section 2.11. Non-Assignment; Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset if an attempted sale, assignment, transfer or conveyance thereof would be prohibited by Law or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), (i) constitute a breach or other contravention thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect the rights thereunder of the Seller Entities, Purchaser, or any of their respective officers, directors, agents or Affiliates, unless and until such Approval is obtained.

(b) Until the date the earlier of such time as such Approval or Approvals are obtained and fifteen (15) months following the Closing Date, Seller and Purchaser shall use reasonable best efforts to obtain, or cause to be obtained, (x) any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) required to sell, assign or transfer any Purchased Asset, (y) the unconditional release of Purchaser and its Affiliates (including the Purchased Entities) so that Seller and its Affiliates shall be solely responsible for the Retained Liabilities and (z) subject to the limitations set forth in Section 5.8, the unconditional release of Seller and its Affiliates so that Purchaser and its Affiliates shall be solely responsible for the Assumed Liabilities. Except with respect to any Shared Contracts, which are subject to Section 2.11(c) (and, for the avoidance of doubt, the other provisions of this Section 2.11(b)), if such Approval is not obtained prior to Closing, until such time as such Approval or Approvals are obtained, then Seller will cooperate with Purchaser in any arrangement reasonably acceptable to Purchaser and Seller intended to both (i) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets and (ii) to the extent Purchaser is receiving such benefits, cause Purchaser to bear all costs and Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, to the extent Purchaser is receiving the claims, rights and benefits of such Purchased Assets, Purchaser will promptly pay, perform or discharge when due any Assumed Liability (including any Assumed Liability for Taxes) arising thereunder after the Closing Date. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to compensate (including by granting any accommodation to) any third party or commence or participate in any Proceeding to obtain any Approval; provided, that Seller shall bear fifty percent (50%) of any out-of-pocket costs and expenses incurred by or on behalf of the parties in connection with the seeking the Approvals contemplated by this Section 2.11 (it being understood and agreed that such costs and expenses may include one-time reimbursements to counterparties paid in connection with such Approvals, but shall not include any losses, additional ongoing costs, liabilities or other effects of any modification to a Contract subject to the applicable Approval); provided, further, that Seller shall not be required to bear more than the Consent Fee Limit (as defined in the Transition Services Agreement) of any costs or expenses under this Section 2.11(b) or Section 2.11(e) or Section 1.5 of the Transition Services Agreement, and upon Seller bearing an amount of costs and expenses equal to the Consent Fee Limit, Purchaser shall thereafter be required to bear all such costs and expenses. For the avoidance of doubt, without limiting the express covenants and representations in this Agreement and the Transaction Documents, no representation, warranty or covenant of Seller contained in Transaction Documents shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on (A) the failure to obtain any third party consents or (B) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such third-party consents.

(c) Any Contract to be assigned, transferred and conveyed in accordance with Section 2.4(b) that does not exclusively relate to the Business (each, a “Shared Contract”) shall be assigned, transferred and conveyed only with respect to (and preserving the meaning of) those parts that relate to the Business, to either a Purchased Entity or Purchaser, if so assignable, transferrable or conveyable, or appropriately amended prior to, on or after the Closing, so that Purchaser shall be entitled to the rights and benefit of those parts of the Shared Contract that relate to the Business and shall assume the related Assumed Liabilities; provided, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such Approval or Approvals, until the earlier of such time as such Approval or Approvals are obtained and such Shared Contract has been terminated in accordance herewith or expires in accordance with its terms (excluding any renewal terms or extensions) or been replaced by a similar or new arrangement by Purchaser, then Seller will cooperate with Purchaser to establish an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (x) provide Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Business and (y) to the extent Purchaser is receiving such benefits, cause Purchaser to bear all Assumed Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, to the extent Purchaser is receiving the claims, rights and benefits of such Shared Contract, Purchaser will promptly pay, perform or discharge when due any Assumed Liability (including any Assumed Liability for Taxes) arising thereunder after the Closing Date. For the avoidance of doubt, nothing in this Agreement or any other Transaction Document shall prevent Purchaser or any of its Affiliates from entering into similar or new arrangements with respect to the Business with a party to any Shared Contract. After the Closing, Seller and its Affiliates shall not be entitled to include any products or services of the Business in any Shared Contract or renew or increase the usage of any products or services of the Business beyond what is authorized by the terms of any Shared Contract. For so long as Seller or any of its Affiliates are parties to any Shared Contracts, Seller shall not, and shall cause its Affiliates not to, without Purchaser’s prior written consent, (A) amend or waive any provisions of a Shared Contract with respect to the Business in any manner that (1)(x) is financially adverse to the Business, (y) alters termination, liability or indemnification provisions in a manner that is adverse to the Business, or (z) changes required delivery location for services provided by the Business, in the case of each of the foregoing clauses (y)-(z), except in de minimis respects or (2) is otherwise materially adverse to the Business or (B) terminate any Shared Contract to the extent related to or otherwise affecting the Business unless such Shared Contract is replaced by another Contract that would also be a Shared Contract and the terms of such replacement Shared Contract are substantially similar, and in no event financially adverse or financially less favorable to (except in de minimis respects) the Business (or otherwise includes changes that (Y) would have required Purchaser’s consent pursuant to clauses (1)(y) or (z) above if included in an amendment to such terminated Shared Contract or (Z) are otherwise materially adverse to the Business) as compared to the terminated Shared Contract being replaced.

(d) For so long as the Seller Entities hold any Purchased Assets or are parties to any Shared Contracts and provide Purchaser any claims, rights and benefits of any such Purchased Asset or Shared Contract pursuant to an arrangement described in Section 2.11(b) or Section 2.11(c), Purchaser shall indemnify and hold Seller, such Seller Entities and their respective Affiliates harmless from and against all Covered Losses incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets or Shared Contracts (only to the extent that such Covered Losses relate to the Business and are Assumed Liabilities). Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Purchased Asset or any part of a Shared Contract that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained.

(e) From the date hereof until the date that is fifteen (15) months following the Closing Date, Seller shall (i) facilitate introductions between Purchaser and all third party counterparties to the Shared Contracts and (ii) reasonably cooperate with Purchaser in its efforts to cause each third party counterparty to those vendor contracts that are utilized in connection with both the Business and the Retained Business and are not included in the Purchased Assets (the “Shared Supplier Contracts”) to enter into new agreements, bifurcations or consents as are reasonably necessary to permit Purchaser and the Purchased Entities to, on an independent basis following the Closing, derive those claims, rights and benefits as the Business derives from such Shared Supplier Contract immediately prior to the Closing or during the Reference Period. Seller shall bear fifty percent (50%) of any out-of-pocket costs and expenses incurred by or on behalf of the parties in connection with the matters contemplated by this Section 2.11(e) (it being understood and agreed that such costs and expenses may include one-time charges (but not any fees to charged to implement services) by counterparties paid in connection with such Shared Supplier Contracts, but shall not include any losses, additional ongoing costs, liabilities or other effects of any modification to a Shared Supplier Contract); provided, that Purchaser shall first reasonably consult with Seller prior to incurring any out-of-pocket cost or expense for which Seller could be liable; provided, further, that Seller shall not be required to bear more than the Consent Fee Limit of any costs or expenses under this Section 2.11(e) or Section 2.11(b) or Section 1.5 of the Transition Services Agreement, and upon Seller bearing an amount of costs and expenses equal to the Consent Fee Limit, Purchaser shall thereafter be required to bear all such costs and expenses.

Section 2.12. Foreign Acquisition Agreements. The transfer of each Purchased Entity organized in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such entity will be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”), and supplemented or given effect to by such documents as are required in accordance with the relevant local Laws, on a country-by-country basis. Each Foreign Acquisition Agreement for the transfer of Purchased Assets shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit F hereto, and each Foreign Acquisition Agreement for the transfer of a Purchased Entity shall be in substantially the same form as the form of Foreign Acquisition Agreement attached as Exhibit G hereto, except as Seller and Purchaser may otherwise agree, including for: (a) the deletion of provisions which are inapplicable to such Purchased Entity, (b) such changes as may be necessary to satisfy the requirements of applicable local Law and (c) such changes as may be reasonably agreed upon by Seller and Purchaser regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Purchased Entity and country; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the applicable Purchased Entity and shall not have any significant effect on the value being received by Purchaser or given by the Seller Entities, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement.

Section 2.13. Withholding. Notwithstanding anything in this Agreement to the contrary, but except as provided in Section 6.5 of the Seller Disclosure Schedules, Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Law. Except with respect to payments that are compensatory in nature or if Seller or any Seller Entity fails to provide the certificates pursuant to Section 2.8(b)(vi) of this Agreement, before making any deduction or withholding pursuant to this Section 2.13, Purchaser shall use reasonable best efforts, and shall cause its designees or agents to use reasonable best efforts, to give Seller at least ten (10) Business Days prior notice and to provide Seller with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and shall fully cooperate with any reasonable request of Seller to reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1. Organization, Standing and Power. Each of the Seller Entities and each Purchased Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Seller Entities and Purchased Entities is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on the Business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or would not reasonably be expected to result in a Business Material Adverse Effect.

Section 3.2. Purchased Entities.

(a) All of the Purchased Entity Shares have been duly authorized and validly issued and are fully paid and non-assessable, and such Purchased Entity Shares collectively constitutes all of the issued and outstanding equity interests of the Purchased Entities. Except for the Purchased Entity Shares, there are no outstanding securities or other similar ownership interests of any class or type of or in any of the Purchased Entities. Except as set forth on Section 3.2(a) of the Seller Disclosure Schedules, there are no outstanding options, warrants, calls, purchase rights, subscription rights, exchange rights, convertible securities, stock appreciation, phantom stock, profit participation or similar rights or other rights, Contracts, agreements or commitments of any kind pursuant to which any of the Purchased Entities is or may become obligated to (i) issue, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, (ii) redeem, purchase or otherwise acquire any outstanding securities of any of the Purchased Entities or (iii) make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. No Purchased Entity Shares have been issued in violation of, or subject to, any preemptive or subscription rights. The Purchased Entity Shares are not subject to any voting trust or other Contract, arrangement or commitment, including any such Contract, arrangement or commitment restricting or otherwise relating to the voting, dividend rights or disposition of the Purchased Entity Shares, other than as contemplated by this Agreement.

(b) Section 3.2(b) of the Seller Disclosure Schedules sets forth, with respect to each Purchased Entity, its jurisdiction of formation, the number and class of issued and outstanding Purchased Entity Shares of such Purchased Entity and the holders of record of such Purchased Entity Shares. Except as set forth in Section 3.2(b) of the Seller Disclosure Schedules, Seller or another Seller Entity has good and valid title to the Purchased Entity Shares and is the record and the beneficial owner of all such Purchased Entity Shares free and clear of all Liens (other than Permitted Liens). Except as set forth on Section 3.2(b) of the Seller Disclosure Schedules, no Purchased Entity owns or holds the right to acquire any stock, partnership interest, joint venture interest, or other equity ownership interest in any other Person.

Section 3.3. Authority; Execution and Delivery; Enforceability. The Seller Entities and the Purchased Entities, as applicable, have all necessary power and authority to execute this Agreement and the other Transaction Documents to which they are, or at the Closing will be, party and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by the Seller Entities and the Purchased Entities, as applicable, of this Agreement and the other Transaction Documents to which they are, or at the Closing will be, party and the consummation by the Seller Entities and the Purchased Entities of the Transaction and the other transactions contemplated hereby and thereby have been, or will be at the Closing, duly authorized by all necessary corporate or other action of the Seller Entities and the Purchased Entities. The Seller Entities and the Purchased Entities, as applicable, have, or will have at the Closing, duly executed and delivered this Agreement and the other Transaction Documents to which they are, or at the Closing will be, a party, and assuming due authorization, execution and delivery by Purchaser, this Agreement and the other Transaction Documents will constitute their valid and binding obligation, enforceable against them in accordance with their respective terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.4. No Conflicts; Consents. The execution and delivery by the Seller Entities and the Purchased Entities, as applicable, of this Agreement and the other Transaction Documents to which they are, or at the Closing will be, a party, does not, and the consummation of the

Transaction and the other transactions contemplated hereby and thereby and compliance by them with the terms hereof and thereof will not conflict with, or result in any violation of, modification or loss of right, or default (with or without notice or lapse of time, or both) under, require any Approval under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of any Seller Entity or Purchased Entity, (b) any Judgment, Data Security Requirement or Law applicable to the Business, or to which any Seller Entity or Purchased Entity is subject, or (c) any Material Contract (excluding any Excluded Asset), Business Permit or Transferred Lease, except, with respect to the foregoing clauses (b) and (c), for any such items that would not reasonably be expected to be, individually or in the aggregate, a material to the Business. No Approval of any Governmental Entity is required to be obtained or made by or with respect to the Seller Entities or the Purchased Entities in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the Transaction and the other transactions contemplated hereby or thereby, other than (i) in respect of any applicable Law or other legal restraint designed or intended to regulate competition, trade regulation, actions or transactions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition (collectively, the “Antitrust Laws”) listed on Section 3.4 of the Seller Disclosure Schedules, (ii) in respect of any licenses or permits relating to the Business listed on Section 3.4 of the Seller Disclosure Schedules and (iii) those that, if not obtained, made or given, would not reasonably be expected to be, individually or in the aggregate, material to the Business or would not reasonably be expected to result in a Business Material Adverse Effect.

Section 3.5. Proceedings. Except as set forth on Section 3.5 of the Seller Disclosure Schedules, there are, and during the past three (3) years there have been, no Proceedings or Judgments pending or, to the Knowledge of Seller, threatened, by or against, or otherwise affecting, the Purchased Entities or the Seller Entities with respect to the Business or the Business Employees, in their capacities as such, except as (a) would not reasonably be expected to be, individually or in the aggregate, material to the Business or (b) would not reasonably be expected to result in a Business Material Adverse Effect.

Section 3.6. Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.6(a) of the Seller Disclosure Schedules sets forth true and complete copies of (i) the unaudited carve-out pro forma balance sheets of the Business as of December 31, 2021, December 31, 2022 and December 31, 2023 (such balance sheet, the “Business Balance Sheet” and December 31, 2023, the “Balance Sheet Date”), (ii) the unaudited carve-out pro forma statements of gross margin of the Business for the fiscal years ended December 31, 2021 and December 31, 2022 and the twelve (12) month period ended November 30, 2023 (clauses (i) and (ii), collectively, the “Business Financial Statements”) and (iii) the estimates of selling, general and administrative expenses of the Business, had it been operated on a standalone basis (taking into account reasonable assumptions and other reasonable judgments made by Seller and its Representatives), for the fiscal years ended December 31, 2021 and

December 31, 2022 and the twelve (12) month period ended November 30, 2023 that were provided to Purchaser (this clause (iii), the “SG&A Estimates”).

(b) The Business Financial Statements have been derived from the audited financial statements (or, for the fiscal year ended December 31, 2023, the unaudited financial statements) and books and records of the Seller Entities and the Purchased Entities, of which such audited financial statements and books and records have been maintained in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods covered therein in accordance with GAAP; provided, that (i) throughout the periods covered by the Business Financial Statements, the Business has not been operated as separate stand-alone entities of the Seller, and instead, the balance sheet and results of operations of the Business have been reported within the consolidated statements of the Seller and its applicable Affiliates, (ii) stand-alone financial statements have not historically been prepared for the Business, (iii) the Business Financial Statements contain certain allocations among the Business and the Seller as described in Section 3.9(b) of the Seller Disclosure Schedules, and (iv) the Business Financial Statements lack footnote disclosures and other presentation items otherwise required by GAAP (none of which would be, individually or in the aggregate, material to the Business). The SG&A Estimates have been prepared by Seller in good faith and, to the Knowledge of Seller, are reasonable estimates (at the latest period end set forth in the SG&A Estimates) of the selling, general and administrative expenses that would reasonably have been expected to have been incurred by the Business for the periods covered thereby had the Business been operated on a stand-alone basis during such periods.

(c) The Business does not have any Liabilities, other than Liabilities that: (i) are specifically reflected and adequately reserved against in the Business Balance Sheet, (ii) were incurred since the Balance Sheet Date in the ordinary course of business, consistent with Seller’s past practice, and none of which is a Liability resulting from or arising out of any breach of or default under any Contract, breach of warranty, tort, infringement, misappropriation or other violation of Intellectual Property, violation of Law, claim or Proceeding, (iii) are Retained Liabilities, (iv) are Liabilities for Taxes which are not yet due and owing and, to the extent such Taxes are Assumed Liabilities, are included in the Final Purchase Price, (v) are expressly contemplated by this Agreement or (vi) except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(d) The accounts receivable (the “Receivables”) reflected on the Business Balance Sheet, and all of the Receivables arising since the Balance Sheet Date, arose from bona fide transactions in the ordinary course of business and represent enforceable obligations of the Business, and the goods and/or services involved have been sold, delivered and/or performed to the account obligors, and no further filings are required to be made, no further goods are required to be provided and no further services are required to be rendered to complete the sales and fully render the services and to entitle the Business to collect the Receivables in full. No such Receivable has been assigned or pledged to any Person and, except only to the extent fully reserved against as set forth on the Business Balance Sheet, no contest, claim, defense or set-off to any such account has been asserted by the account obligor or exists. Since the Balance Sheet Date, there has been no material adverse change with respect to the amount or collectability of the Receivables due to the Business or the related provisions or reserves from that reflected in the Business Balance Sheet. All reserves, allowances and discounts for Receivables set forth on the Business Balance Sheet were and are adequate and consistent in amount with reserves, allowances and discounts previously maintained by the applicable Seller Entity or Purchased Entity in the ordinary course of business.

(e) The system of internal controls over financial reporting of the Purchased Entities and the Selling Entities, with respect to the Business, is sufficient in all material respects to provide reasonable assurance as to the reliability of the Business Financial Statements, including that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) access to the Business’ property or assets is permitted only in accordance with management’s general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences. No Seller Entity or Purchased Entity, and to the Knowledge of Seller, no employee, auditor, accountant or representative of any Seller Entity or Purchased Entity, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the material inadequacy of such systems and processes or the accuracy or integrity of the Business Financial Statements or fraud or other wrongdoing. There are not material weaknesses in any system of internal accounting controls over financial reporting used by the Business and have been no identified instances of fraud by the Business, nor by any employee, auditor, accountant or representative of the Business, in connection with the Business, whether or not material, that occurred during any period covered by the Business Financial Statements.

Section 3.7. Absence of Changes or Events.

(a) Except to the extent directly related to, and reasonably necessary for, the Transactions, since December 31, 2022, the Business has been conducted in all material respects in the ordinary course.

(b) Since December 31, 2022 through the Closing Date, there has not been nor has there occurred any Business Material Adverse Effect.

(c) Since the Balance Sheet Date, the Seller Entities and the Purchased Entities have not taken any actions (or omitted to take any actions) the taking or omission of which would require Purchaser’s consent pursuant to Section 5.2(b) if such action or omission occurred after the date hereof.

Section 3.8. Title; Sufficiency of Assets; Retained Liabilities. Except as otherwise set forth on Section 3.8 of the Seller Disclosure Schedules, (a) Seller or another Seller Entity has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, all the material (x) tangible Purchased Assets and Business IT Assets and (y) Business IP, in each case, free and clear of all Liens (other than Permitted Liens), (b) at the Closing, assuming the receipt of all Approvals required for the transfer, conveyance and assignment of such Purchased Assets, Business IT Assets and Business IP, Seller or another Seller Entity will have the ability to transfer, convey and assign good and valid title to the owned Purchased Assets and the right to use leased or licensed Purchased Assets, in each case free and clear of all Liens (other than Permitted Liens) and (c) as of the Closing, the

Purchased Assets (including the Purchased Entity Shares) and the Business Employees, (i) taking into account the Transaction Documents and all of the assets, services, products, real property, and Intellectual Property to be provided, acquired, leased or licensed under the Transaction Documents and (ii) assuming all Approvals and Business Permits have been obtained or transferred, constitute all of the assets, rights, license rights, personnel and properties (including Intellectual Property) that are used in or necessary to conduct the Business in all material respects in the manner conducted or proposed to be conducted as of the Closing Date and during the Reference Period. As of the Closing, the Purchased Entities do not have any material Retained Liabilities. The representations set forth in this Section 3.8 shall not be construed to be a representation or warranty with respect to the infringement of any Intellectual Property owned by any third Person.

Section 3.9. Intellectual Property and Business IT Assets.

(a) Section 3.9(a) of the Seller Disclosure Schedules sets forth a list of all registrations and applications, including any domain name registrations, included in the Business IP, as of the date of this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, each item of registered Intellectual Property set forth on Section 3.9(a) of the Seller Disclosure Schedules is subsisting and unexpired, and to the Knowledge of Seller, valid and enforceable. A Seller Entity or Purchased Entity, as applicable, exclusively owns the Business IP owned, or purported to be owned, by such Seller Entity or Purchased Entity, free and clear of all Liens other than Permitted Liens, or otherwise has a valid, enforceable license to use all other Business IP.

(b) The conduct of the Business in the manner currently conducted does not infringe, misappropriate or otherwise violate (“Infringe”), and in the last six (6) years has not Infringed, the Intellectual Property of any third Person, and no Seller Entity or Purchased Entity has received any written notice within the past six (6)-year period alleging same and to the Knowledge of Seller, no Person is currently Infringing the Business IP.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, no proprietary software that is included in the Business IP and is distributed or made available to third parties incorporates, uses, is derived from or interacts with any Open Source Software (i) in a manner that would grant to any Person any rights to or immunities under any of the Business IP (for the avoidance of doubt, excluding any rights or immunities that are intended to be granted in the above distribution or terms of availability not resulting from the use of Open Source Software), or (ii) under any license requiring the Seller Entities or the Purchased Entities to license or make any proprietary source code included in the Business IP available to any Person in such circumstances.

(d) Section 3.9(d) of the Seller Disclosure Schedules sets forth a list of all Business Products and all vendors pursuant to which Seller Entities or the Purchased Entities license any material Intellectual Property embedded in any Business Product. The Seller Entities or the Purchased Entities possess all source code and other documentation and materials necessary to compile and operate the proprietary Software that is a Business Product. Neither the Seller Entities nor the Purchased Entities has disclosed, delivered, licensed or otherwise made available, or obligated itself or any of its Affiliates to disclose, deliver, license, or otherwise make available to any Person (including any escrow agent) or allowed any Person to access or use, any source code for any proprietary Software that is a Business Product, in each case, other than employees, contractors and consultants of the Seller Entities or the Purchased Entities that have confidentiality obligations with respect to such source code. No source code for any proprietary Software that is a Business Product or otherwise included in the Business IP has been placed in escrow.

(e) All Persons who have created or invented material Business IP have assigned in writing to the Seller Entities or Purchased Entities, as applicable, exclusive ownership of such Business IP, and no such Person has any valid ownership claim with respect to any Business IP. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, all current employees or contractors of, and consultants to, the Seller Entities or Purchased Entities that have access to material confidential information of the Business have executed written agreements that protect the confidential information of the Business or otherwise have similar legally binding obligations of confidentiality with respect to such confidential information.

(f) The Seller Entities and the Purchased Entities take commercially reasonable steps to protect each item of Business IP, including the confidentiality of the material trade secrets and other material proprietary and confidential information included in the Business IP.

(g) There are no, and for the past twenty-four (24) months there have been no, material defects, technical concerns or technical problems in any of the Business Products (collectively, “Technical Deficiencies”), in each case, that would prevent such Business Products from performing substantially in accordance with their user specifications or functionality descriptions. The Seller Entities and the Purchased Entities take, and for the past twenty-four (24) months have taken, commercially reasonable steps to protect the security, operation and integrity of the Business IT Assets (and all Business Data Processed thereby) (including by maintaining commercially reasonable security, disaster recovery and business continuity plans and procedures, and by correcting any known vulnerabilities in all material respects) and, (iii) to the Knowledge of Seller, the Business IT Assets are free of viruses, malware and other corruptants.

(h) Section 3.9(h) of the Seller Disclosure Schedules sets forth all internet routable, public IP address spaces used by the Business that are included in the Excluded Assets. The Business IT Assets function in all material respects in accordance with their specifications and as necessary for the current and contemplated operation of the Business without material defects or errors. In the past twelve (12) months, there has not been any material failure with respect to any of the Business IT Assets that has not been remedied or replaced in all material respects.

(i) The Seller Entities (with respect to the Business) and the Purchased Entities are, and for the past three (3) years have been, in compliance in all material respects with all Data Security Requirements. No Seller Entity or Purchased Entity has, during the past three (3) years, received any written notice that it is in material violation of any Data Security Requirements (in the case of the Seller Entities, with respect to the Business). There have not been any actual, nor, for the past three (3) years, alleged, material data security breaches, unauthorized access to or use of any of the Business IT Assets, or material unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data.

Section 3.10. Real Property.

(a) The Seller Entities and Purchased Entities do not own any real property included in the Purchased Assets and have not owned any real property used in connection with the Business.

(b) The Seller Entities and/or Purchased Entities have valid title to the leasehold estate (as lessee) in all Transferred Leased Property as lessee or sublessee, in each case free and clear of all Liens, other than Permitted Liens. With respect to all leases and subleases for the Transferred Leased Property under which any of the Seller Entities or Purchased Entities is a lessee or sublessee (i) such leases and subleases are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, (ii) Seller has delivered to Purchaser a true and complete copy of each such lease or sublease and (iii) neither the Seller Entities and/or Purchased Entities nor, to the Knowledge of Seller, any other party to the Transferred Leases is in breach or default under such Transferred Lease, and no event has occurred, or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a breach or default, or permit the termination, modification, or acceleration of rent under such Transferred Lease, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business. The Seller Entities and/or Purchased Entities (A) have not subleased, licensed, or otherwise granted any Person the right to use or occupy the Transferred Leased Property or any portion thereof and (B) have not collaterally assigned or granted any other security interest in any Transferred Lease or any interest therein. The Seller Entities’ and/or Purchased Entities’ possession and quiet enjoyment of the Transferred Leased Property has not been disturbed.

(c) Except as set forth on Section 3.10(c) of the Seller Disclosure Schedules, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Transferred Leased Property which are the responsibility of a Seller Entity or Purchased Entity under the terms of the applicable Transferred Lease (the “Improvements”) are in good condition and repair, ordinary wear and tear excepted, and sufficient for the operation of the Business, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.11. Contracts.

(a) Section 3.11(a) of the Seller Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of the following Contracts (other than purchase orders or invoices) to which (1) any Purchased Entity is a party or (2) that is primarily related to the Business and to which Seller or any of its Subsidiaries (other than a Purchased Entity) is a party (in each case, other than any Contract that is an Excluded Asset or any Contract listed on Section 3.16 of the Disclosure Schedules) (all Contracts listed or required to be listed on Section 3.11(a) of the Seller Disclosure Schedules, together with any Contract entered into following the date hereof and prior to the Closing which would be required to be listed on Section 3.11(a) of the Seller Disclosure Schedules if effective as of the date hereof, the “Material Contracts”), denoting all Contracts (i) that are Excluded Assets with the notation “[Excluded Asset]”, (ii) with customer care and contact services to be provided to the Business by Seller pursuant to the Customer Care

Agreement with the notation “#” and (iii) that include services (other than customer care and contact services) of the Retained Business with the notation “**”:

(i) any Contract or group of related Contracts containing a minimum purchase requirement for the Business to purchase during the twelve (12)-month period ended December 31, 2024, or pursuant to which the Business has purchased during the twelve (12)-month period ended December 31, 2023, in the aggregate, a minimum of $750,000 of goods and/or services on an annual basis;

(ii) any Contract or group of related Contracts involving payments for services provided by the Business during the twelve (12)-month period ended December 31, 2024, or pursuant to which the Business has received payments for services during the twelve (12)-month period ended December 31, 2023, in the aggregate, a minimum of $5,000,000 (each, a “Material Customer Contract”);

(iii) any Contract requiring future capital expenditure obligations of the Business in excess of $250,000 on an annual basis;

(iv) any joint venture, partnership or other similar agreement involving co-investment or other sharing of profits and losses between the Business and a third party;

(v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pending or completed during the past three (3) years or under which, after the Closing, the Business will have a material obligations, including with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation;

(vi) any Contract granting a license in or right to use Intellectual Property, but excluding (A) non-exclusive license agreements for commercially available software with annual fees for the Business of less than $500,000, (B) non-exclusive licenses granted to customers and end users in the ordinary course of business and (C) any license that is merely incidental to the transaction contemplated in the relevant Contract, the commercial purpose of which is primarily for something other than such license;

(vii) any Contract (other than with employees entered into in the ordinary course of business) for the development or co-development of material Business IP;

(viii) any Contract (x) involving the settlement, release, compromise, restriction, limiting or waiver of any rights, claims, obligations, duties, or liabilities, other than in the ordinary course of business, (y) that restricts or limits use of any material Business IP (including consent to use and co-existence agreements), or (z) other than to third-party contractors contracted to develop Software for the Business subject to commercially reasonable confidentiality obligations, (contingent or otherwise) to provide any Person with access to the source code for any Business Products or any other material Trade Secret;

(ix) Contract (x) under which any Seller Entity or Purchased Entity has granted any Person (1) exclusive rights, (2) a right of first refusal, first negotiation or first offer (to the extent such Contract is a Material Customer Contract or Material Government), or (3) any “most favored nations” or other preferential pricing right, (y) that is a requirements contract (to the extent such Contract is a Material Customer Contract or Material Government) or (z) containing covenants that would restrict or limit in any material respect the ability of the Business after the Closing to (1) compete in any business or with any Person or in any geographic area or (2) to hire or solicit for hire any individual to perform employment or consulting services for the Business or any customer (in the case of this clause (2), to the extent such Contract is a Material Customer Contract or Material Government);

(x) any Contract with any current or former (to the extent of ongoing liability) Business Employee or other individual service provider of Seller or any of its Affiliates primarily dedicated to the Business (A) providing for annual base compensation in excess of $175,000 or (B) providing for severance in excess of six (6) months’ base pay, equity or equity-based compensation, retention or change in control payments or benefits;

(xi) any Labor Agreement;

(xii) any Contract that is a settlement, conciliation or similar agreement pursuant to which the Business or any Purchased Entity will have any material outstanding obligation after the date of this Agreement;

(xiii) any Contract with (A) a Major Customer or (B) a Major Supplier that, in each case, is not an Excluded Asset and is not otherwise required to be disclosed in Section 3.11(a) of the Seller Disclosure Schedules;

(xiv) any Contract listed or required to be listed on Section 3.16(a) or (b) of the Seller Disclosure Schedules;

(xv) any Government Contract involving payments for services provided by the Business during the twelve (12) month period ended December 31, 2023, in the aggregate, a minimum of $100,000 of goods and/or services (each, a “Material Government Contract”);

(xvi) Contract under which the Business or any Purchased Entity is subject to unlimited liability or is otherwise subject to indemnification obligations in favor of another party, in each case, outside of the ordinary course of business; and

(xvii) any Contract relating to Indebtedness of the Business or any Purchased Entity.

(b) (i) Each Material Contract is in full force and effect and is valid, binding and enforceable against the Seller Entity or its applicable Subsidiary party thereto, and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the Enforceability Exceptions and (ii) neither Seller (or its applicable Subsidiary) nor, to the Knowledge of Seller, any other party to a Material Contract is, or has been during the past three (3) years, in breach or violation of, or default under, any Material Contract or received any written notice alleging the same and no event has occurred that with notice or lapse of time or both would constitute a breach or default (whether by lapse of time or notice or both), except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Neither Seller nor any of its Subsidiaries is obligated to pay penalties, liquidated damages or other additional payment amounts in respect of missed deadlines, inadequate performance or other failures to fulfill its obligations under the terms and conditions of any Material Contract, other than penalties, liquidated damages, or amounts that would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(c) Section 3.11(c) of the Seller Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of (i) all Material Customer Contracts that are Shared Contracts, (ii) the customers who are counterparties to all Shared Contracts and (iii) the vendors who are counterparties to Contracts described in Section 3.11(a)(i) which are Excluded Assets.

(d) A copy of each (i) Material Contract and (ii) Shared Contract involving payments for services provided by the Business during the twelve (12) month period ended December 31, 2023, in the aggregate, a minimum of $1,000,000 of goods and/or services has been made available to Purchaser, other than purchase orders and invoices.

(e) Within the last three (3) years, neither the Business nor any Purchased Entity has (i) materially breached or violated any Law or clause pertaining to any Government Contract; (ii) been excluded from bidding by a Governmental Entity; (iii) been audited or investigated by any Governmental Entity with respect to any Material Government Contract; or (iv) conducted or initiated any internal investigation or made any disclosure with regard to any irregularity in connection with a Material Government Contract. There are no material outstanding claims or disputes in connection with the Business’ or any Purchased Entity’s Material Government Contracts. To the Knowledge of Seller, there are no outstanding or unsettled allegations of fraud, false claims or overpayments by any Governmental Entity with regard to any of the Business’ Government Contracts.

Section 3.12. Compliance with Applicable Laws; Permits.

(a) Each of the Seller Entities (with respect to the Business) and the Purchased Entities are, and for the past three (3) years have been, in compliance with, all applicable Laws, and during the past three (3) years, none of them has received any written notice that it is in violation of any applicable Law (in the case of the Seller Entities, with respect to the Business), except, in each case, for violations that are not reasonably be expected to be, individually or in the aggregate, material to the Business.

(b) The Seller Entities and/or the Business hold, and during the past three (3) years have held, all Permits necessary for the conduct of the Business as presently conducted or presently proposed to be conducted (the “Business Permits”), other than any such Permits the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Business. The Seller Entities and the Business are, and during the past three (3) years have been, in compliance with the terms of the Business Permits, and during the past three (3) years, none of them has received any written notice that it is in material violation of any of the terms or conditions of any such Business Permits, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business. There are no, and during the past three (3) years, there have been no, Proceedings pending or, to Seller’s knowledge, threatened which would reasonably be expected to result in the suspension, revocation or termination of any such Business Permit, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.13. Environmental Matters. Except for such matters that would not reasonably be expected to be, individually or in the aggregate, material to the Business, (a) the Seller Entities and the Purchased Entities are, and for the past three (3) years have been, in compliance with all applicable Environmental Laws with respect to the Business and the Purchased Assets, (b) the Seller Entities, the Purchased Entities and/or the Business have obtained, maintained and are, and for the past three (3) years have been, in compliance with all Permits pursuant to Environmental Laws required for the operation of the Business and the occupation of its properties and facilities, (c) there are no Proceedings pending or, to the Knowledge of Seller, threatened against the Seller Entities or the Purchased Entities, and the Seller Entities and the Purchased Entities have not received any written notice or report, in each case alleging a violation of, or Liability under, any Environmental Laws with respect to the Purchased Assets or the Business, (d) none of the Seller Entities and the Purchased Entities are conducting or funding, pursuant to any Environmental Law, any investigation or remediation of any release of any Hazardous Material at any location with respect to the Business, and, to the Knowledge of Seller, none of the Seller Entities or Purchased Entities has received any request in writing to conduct or fund any such investigation or remediation that has not been resolved and (e) there has been no handling, treatment, storage, transportation, disposal, arranging for the disposal of, release, exposure of any Person to, or ownership or occupation of any property or facility contaminated by, any Hazardous Material, in each case so as to give rise to Liability of the Purchased Entities or for the Business under Environmental Law. The Seller Entities and the Purchased Entities have made available to Purchaser all material environmental assessments, audits and reports relating to the current and former properties, facilities and operations of the Purchased Entities, Purchased Assets and the Business, which are in the possession or reasonable control of the Seller Entities or Purchased Entities.

Section 3.14. Taxes.

(a) All material Tax Returns required to be filed with respect to the Purchased Assets, the Assumed Liabilities, or the Business and all material Tax Returns required to be filed by the Purchased Entities have been filed and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes with respect to the Purchased Assets, the Assumed Liabilities, or the Business, and all material Taxes due and owing by the Purchased Entities, have been paid (whether or not shown to be due on such Tax Returns).

(c) No deficiency for any material Taxes has been asserted or assessed by any Taxing Authority in writing against the Purchased Entities or with respect to the Purchased Assets, the Assumed Liabilities, or the Business (or, to the Knowledge of Seller, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled, withdrawn, or otherwise resolved.

(d) There is no pending Tax Proceeding with respect to any material Taxes of the Purchased Entities or with respect to the Purchased Assets, the Assumed Liabilities, or the Business, and Seller and its Affiliates (including the Purchased Entities) have not received written notice of any Tax Proceeding (and, to the Knowledge of Seller, no such Proceeding has been threatened).

(e) (i) All material Taxes required by applicable Law to be deducted, withheld or paid over to a Taxing Authority by the Purchased Entities or with respect to the Purchased Assets, the Assumed Liabilities, or the Business have been so deducted, withheld or paid over and (ii) with respect to the Purchased Assets, the Assumed Liabilities or the Business, Seller and its Affiliates (including the Purchased Entities) have complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto (including IRS Forms W-2 and 1099 and other applicable forms).

(f) Within the past two (2) years, none of the Purchased Entities has been party to a transaction that was purported or intended (in whole or in part) to be governed by Section 355 or Section 361 of the Code.

(g) None of the Purchased Entities is a party to or bound by any Tax indemnification, Tax allocation, Tax sharing or other similar agreements, other than (i) any agreement solely between or among the Purchased Entities or (ii) any commercial contracts, including agreements with customers, vendors, lessors or lenders, in each case that do not relate primarily to Taxes.

(h) None of the Purchased Entities (or to the extent any Purchased Entity is either disregarded or treated as a flow-through entity for applicable Tax purposes, the direct or indirect owners of such Purchased Entity) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or non-U.S. Tax law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date, (iii) intercompany transaction outside the ordinary course of business, (iv) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date (including pursuant to Revenue Procedure 2004-34 or Section 451(c) of the Code and the Treasury Regulations promulgated thereunder), other than prepaid amounts received or deferred revenue accrued in the ordinary course of business or reflected on the Business Financial Statements, or (vii) application of Section 952(c)(2) of the Code with respect to any reduction described in Section 952(c)(1)(A) of the Code for a taxable year ending on or before the Closing Date.

(i) There is not currently in effect any waiver of the statute of limitations in respect of the assessment or collection of any material Taxes of the Purchased Entities or with respect to the Purchased Assets, the Assumed Liabilities, or the Business and no extension of time has been granted or agreed outside the ordinary course of business for the filing of any material Tax Return that has not been filed.

(j) To the Knowledge of Seller, no claim has ever been made by a Taxing Authority in a jurisdiction where the Seller or any of its Affiliates do not file Tax Returns or pay Taxes that any Purchased Entity or the Purchased Assets, the Assumed Liabilities, or the Business is or may be subject to material Taxes or material Tax Return filing obligations in such jurisdiction.

(k) None of the Purchased Entities has been a member of any Affiliated Group or has any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by Contract (excluding any commercial contracts, including agreements with customers, vendors, lessors or lenders, in each case that do not relate primarily to Taxes)or otherwise as a matter of law.

(l) Section 3.14(l) of the Seller Disclosure Schedules sets forth the current U.S. federal Income Tax classifications of the Purchased Entities.

(m) To the extent relating to the Purchased Assets, the Assumed Liabilities, or the Business, Seller and its Affiliates have no material unpaid liability in respect of escheat or abandoned or unclaimed property.

(n) None of the Purchased Entities (i) has entered into any material agreement or arrangement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement or (ii) has commenced a material voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved.

(o) None of the Purchased Entities will be required to pay any material Taxes after the Closing Date as a result of an election under Section 965 of the Code.

(p) None of the Purchased Entities which is organized outside of the United States has in the past three (3) years (i) had any investment in “United States property” within the meaning of Section 956(c) of the Code and the Treasury Regulations thereunder, (ii) held any “United States real property interest” within the meaning of Section 897(c) of the Code or (iii) had a trade or business or permanent establishment within the United States that has subjected it to U.S. federal, state or local Income Tax.

(q) None of the Purchased Entities has engaged in a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.

(r) All material sales, use, value-added and similar Taxes relating to the Business have been properly collected and remitted with respect to sales made or services provided to customers of the Purchased Entities and Seller and its other Affiliates (in the case of Seller and its other Affiliates solely with respect to the Business). The Purchased Entities and Seller and its Affiliates (in the case of Seller and its Affiliates solely with respect to the Business) have complied in all material respects with all requirements under applicable Tax Law to receive and retain Tax exemption certificates and other documentation for all sales made or services provided without charging or remitting sales or similar Taxes that qualify such sales or services as exempt from sales, use, value-added and similar Taxes.

(s) None of the Purchased Entities has participated in or is participating in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(t) There are no Liens for Taxes upon any of the Purchased Assets other than Liens for Taxes not yet due and payable.

Section 3.15. Labor Relations; Employees and Employee Benefit Plans.

(a) Seller has made available to Purchaser a true, complete and accurate list of each Business Employee as of January 1, 2024, indicating the following for each such Business Employee (to the extent permitted by privacy law), their (i) name or identification number, (ii) date of hire, (iii) job title, (iv) status as being active or inactive (including type of leave and expected return date) and full-time or part-time, (v) work location, (vi) base annual salary or hourly wage (as applicable), (vii) incentive compensation eligibility, (viii) classification as exempt or non-exempt from overtime pay requirements (as applicable), (ix) employing entity, (x) visa type and status, (xi) accrued, unused vacation or other paid time off, and (xii) union affiliation (the “Business Employee List”). Except as set forth in Section 3.15(a) of the Seller Disclosure Schedules, there are no individuals employed by Seller or any of its Affiliates primarily dedicated to the Business other than the Business Employees. No Purchased Entity employs any individuals whose duties are not primarily dedicated to the Business.

(b) Section 3.15(b) of the Seller Disclosure Schedules sets forth a list of each material Purchased Entity Benefit Plan and separately identifies each material Seller Benefit Plan. Except as noted on Section 3.15(b) of the Seller Disclosure Schedules, each Purchased Entity Benefit Plan is exclusive to the Business and does not cover any employees of Seller or its Affiliates who are not Business Employees.

(c) With respect to each Purchased Entity Benefit Plan, Seller has made available to Purchaser, to the extent applicable, (i) a correct and complete copy of each such Purchased Entity Benefit Plan, (ii) any related trust agreement or other funding instrument, (iii) the most recent Internal Revenue Service determination letter, if applicable and (iv) the most recent (A) Form 5500 and attached schedules (if applicable) and (B) actuarial valuation reports. With respect to each material Seller Benefit Plan, Seller has made available to Purchaser a copy or summary of each such Seller Benefit Plan, and with respect to any Seller Benefit Plan intended to be qualified under Section 401(a) of the Code, a copy of the current IRS determination or opinion letter from the IRS.

(d) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification and, to the Knowledge of Seller, nothing has occurred since the date of such favorable determination that could reasonably be expected to adversely affect its tax qualified status.

(e) Each Purchased Entity Benefit Plan and each Seller Benefit Plan, as it relates to the Business Employees, has been established, funded, administered and operated in material compliance with its terms and applicable Law. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, all contributions, premiums and expenses required to be made or due by Law or by the terms of a Purchased Entity Benefit Plan or a Seller Benefit Plan, as it relates to the Business Employees, or any agreement relating thereto have been timely made.

(f) Except as set forth on Section 3.15(e) of the Seller Disclosure Schedules, no Benefit Plan is a, and no Purchased Entity has any Liabilities (including on account of an ERISA Affiliate) with respect to any, (i) Multiemployer Plan or (ii) any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA. No Benefit Plan provides, and no Purchased Entity has any Liability to provide, retiree or post-employment health or other welfare-type benefits to any Business Employee, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, other than claims by Business Employees or their beneficiaries for benefits received in the ordinary course of business under the terms of a Benefit Plan, there are no pending, or to the Knowledge of Seller, threatened Proceedings under any Benefit Plan.

(h) Except as required by applicable Law or as set forth on Section 3.15(h) of the Seller Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (i) result in any payment or benefit becoming due to any current or former Business Employee or other individual service provider of Seller or any of its Affiliates primarily dedicated to the Business, (ii) increase the amount or value of any compensation or benefits otherwise payable or provided to any current or former Business Employee or other individual service provider of Seller or any of its Affiliates primarily dedicated to the Business, (iii) result in the acceleration of the time of payment, funding or vesting of any such payments or benefits, (iv) result in any forgiveness of indebtedness of any current or former Business Employee, (v) limit or restrict the ability of Purchaser or its Affiliates to merge, amend or terminate any Purchased Entity Benefit Plan or (vi) result in any “parachute payment” (as such term is defined in Section 280G of the Code).

(i) Set forth on Section 3.15(i) of the Seller Disclosure Schedules is a true, complete and correct list of each Labor Agreement to which Seller or any of its Affiliates is party or by which Seller or any of its Affiliates is bound with respect to the Business or any Business Employees. Neither the Purchased Entities nor the Seller Entities (with respect to the Business or Business Employees) are currently negotiating any Labor Agreement, and other than as set forth on Section 3.15(i) of the Seller Disclosure Schedules, no Business Employees are represented by any labor union, works council, or other labor organization or employee representative or group of employees with respect to their employment. In the past three (3) years, there have been no actual or, to the Knowledge of Seller, threatened strikes, material work stoppages, material slowdowns, lockouts, unfair labor practice charges, material labor grievances, material labor arbitrations or other material labor disputes involving or affecting any Purchased Entity or the Seller Entities (with respect to the Business). To the Knowledge of Seller, there are, and in the past three (3) years there have been no, labor organizing activities with respect to any Business Employees or the Business.

(j) The Purchased Entities and the Seller Entities (with respect to the Business) have and/or will prior to the Closing satisfy any legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, or other labor organization or employee representative, which is representing any Business Employee as required by Law to be satisfied prior to the Closing, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(k) The Purchased Entities and the Seller Entities (with respect to the Business) are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (collectively, the “WARN Act”)), workers’ compensation, labor relations, artificial intelligence, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance.

(l) Except as would not result in material Liability to the Purchased Entities or the Business, the Purchased Entities and the Seller Entities (with respect to the Business) have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses and other compensation owed to their current or former employees and independent contractors.

(m) In the last three (3) years, there have been no written, or to Seller’s Knowledge, oral allegations of (i) sexual harassment or (ii) other harassment, discrimination, or retaliation that, if known to the public, would bring the Business or any Purchased Entity into material Liability, in each case of clause (i) and (ii), involving any Business Employee holding a title of “Director” or above, officer or director, of the Business. To the Knowledge of Seller, there have been no allegations of sexual or other harassment, discrimination, or retaliation which are expected to result in material Liability and there are no such allegations, that, if known to the public, would bring the Business or any Purchased Entity into material disrepute.

(n) To the Knowledge of Seller, (i) no Business Employee with annualized base compensation at or above $175,000 has provided notice of an intention to terminate his or her employment prior to the one-year anniversary of the Closing; and (ii) no Business Employee, former employee of the Business holding the title of Director or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement or restrictive covenant obligation owed to: (A) any Purchased Entity or the Seller Entities (with respect to the Business); or (B) any third party with respect to such person’s right to be employed or engaged by any Purchased Entity or the Seller Entities (with respect to the Business).

(o) Each Purchased Entity Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been established, operated and maintained in all material respects at all times in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and no amount under any such Purchased Entity Benefit Plan has been, is or could reasonably be expected to be, subject to the interest or additional Tax under Section 409A of the Code.

(p) Neither the Purchased Entities nor the Seller Entities (with respect to the Business Employees) maintain obligations to indemnify, gross-up or reimburse any individual for any Taxes or related interest or penalties incurred by such individual, under applicable Law, including under Sections 409A or 4999 of the Code.

(q) Without limiting the generality of the other provisions of this Section 3.15, with respect to each International Benefit Plan: (i) each International Benefit Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and meets such requirements, and has been maintained in good standing with the applicable regulatory authorities and requirements in all material respects, (ii) other than a plan or arrangement that is required by applicable Law, no International Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement and (iii) all International Benefit Plans that are required by applicable Law or the terms of the applicable International Benefit Plan to be funded are funded as so required in all material respects, and to the extent required by applicable Law or the terms of such International Benefit Plan, adequate reserves have been established with respect to any International Benefit Plan that is not required to be funded.

Section 3.16. Intercompany and Related Party Arrangements. Except as set forth on Section 3.15(b) or Section 3.16(a) of the Seller Disclosure Schedules, no officer, member of the board of directors or managers (or equivalent governing body) of Seller or any Affiliate thereof or any individual in any such Person’s immediate family (i) is a party to any Contract or transaction related to the Business or the Purchased Entities or has any interest in any property (real, personal or mixed, and whether tangible or intangible) used by the Business or the Purchased Entities, (ii) owns a material equity interest or other material financial interest in a Person that has any material business dealings with the Business or the Purchased Entities other than such business dealings that are ordinary course of business commercial transactions on an arm’s-length basis on terms consistent with those that would be available from a non-affiliated third party and which are not material to the Business or (iii) has any interest in any Purchased Assets. Except for the Transaction Documents, Section 3.16(b) of the Seller Disclosure Schedules lists all Contracts solely between or among Seller and/or its Subsidiaries with respect to the conduct of the Business or the Purchased Entities or by which the Purchased Assets are bound (excluding any Contracts that will be assigned to any Purchased Entity as part of the Pre-Closing Reorganization or the settlement of intercompany balances and accounts pursuant to Section 5.6).

Section 3.17. Brokers. Other than JP Morgan Securities LLC (the fees and expenses of whom shall be borne by Seller), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.18. Insurance. Section 3.18 of the Seller Disclosure Schedules lists the material insurance policies (excluding Benefit Plans) owned or held by the Seller or its Affiliates which cover the Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, (a) all such insurance policies are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. In the last three (3) years, neither the Seller nor any of its Affiliates has received notice of cancellation or termination of any such material insurance policy. Except as set forth on Section 3.18 of the Seller Disclosure Schedules, there are no material outstanding claims related to the Business under any such insurance policy or material default with respect to the provisions in any such policy. No Seller Entity or Purchased Entity has made any claim under any such policy during the past three (3) years with respect to which an insurer has, in a written notice to such Person, questioned, denied or disputed or otherwise reserved its rights with respect to coverage.

Section 3.19. Anti-Bribery/Trade Controls/Anti-Money Laundering.

(a) None of Seller or its Affiliates, nor any of their respective directors, officers or (to the extent it would reasonably be expected to be, individually or in the aggregate, material to the Business) employees, nor, to the Knowledge of Seller, any of their respective employees, agents or other Persons acting for or on behalf of Seller or its Affiliates, in each case with respect to or in connection with the Business and in their capacity as such, is currently, or has in the last five (5) years made or accepted any unlawful payment or given, received, offered, promised, or authorized, or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Entity or any other Person in violation of Anti-Corruption Laws, or otherwise been in violation of any Anti-Corruption Laws. Seller has implemented reasonable policies, procedures and practices that inform employees how to comply with, recognize and report potential violations of Anti-Corruption Laws.

(b) There is, and during the past five (5) years there has been, no pending or, to the Knowledge of Seller, threatened investigation, inquiry, or enforcement proceedings upon the Business by any governmental, administrative, or regulatory body or any customer regarding any offense or alleged offense under any Anti-Corruption Law or applicable Sanctions, Ex-Im Laws or U.S. anti-boycott Laws.

(c) None of Seller or any of its Affiliates nor any of their respective directors, officers, or (to the extent it would reasonably be expected to be, individually or in the aggregate, material to the Business) employees, nor, to the Knowledge of Seller, any of their respective employees, agents or other Persons acting for or on behalf of Seller or its Affiliates, in each case, with respect to or in connection with the Business and in their capacity as such, is currently, or has in the last five (5) years: (i) been a Sanctioned Person, (ii) been engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation Sanctions or (iii) otherwise been in violation of applicable Sanctions, Ex-Im Laws or U.S. anti-boycott Laws.

(d) The Business has been conducted in material compliance with all applicable anti‑money laundering and financial record‑keeping and reporting laws.

(e) There is no pending or, to the Knowledge of Seller, threatened investigation, inquiry, or enforcement proceedings upon the Business by any governmental, administrative, or regulatory body or any customer regarding any actual or possible violation of any anti-money laundering or financial record-keeping and reporting laws.

Section 3.20. Customers; Suppliers.

(a) Section 3.20(a) of the Seller Disclosure Schedules contains a complete and accurate list of: (i) the top twenty (20) customers by revenue for each of the calendar years ended December 31, 2022 and December 31, 2023 (determined on a consolidated basis based on the amount of revenues recognized by the Business from such customers) (each, a “Major Customer”) and the corresponding revenue for such customer for each of the calendar years ended December 31, 2022 and December 31, 2023 and (ii) the top fifteen (15) suppliers for the calendar year ended December 31, 2023 (determined on a consolidated basis based on the amount of expenses recognized by the Business) (each, a “Major Supplier”) and the corresponding expense for such supplier for the calendar year ended December 31, 2023.

(b) During the past three (3) years, neither Seller nor any of its Affiliates has received any written notice, letter, complaint or other written communication, or to the Knowledge of Seller, any other communication from any Major Customer or Major Supplier to the effect that it (i) has materially changed, materially modified, materially amended or materially reduced its business relationship with Seller or any of its Affiliates (including as to quantity, quality, price or margins) in a manner that is, or is reasonably likely to be, materially adverse to the Business or intends to take any of the foregoing actions or (ii) will fail to perform its material obligations under any Contract with Seller or any of its Affiliates in a manner that is, or is reasonably likely to be, materially adverse to the Business. During the past three (3) years, there have been no material disputes between the Business and any Major Customer or Major Supplier.

Section 3.21. No Other Representations or Warranties. Purchaser acknowledges that (a) none of Seller, the Seller Entities or any of their respective Affiliates or Representatives has made any representation or warranty, expressed or implied, as to the Purchased Assets, the Assumed Liabilities, the Business, the Purchased Entities, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Purchased Assets, the Assumed Liabilities, the Business or the Purchased Entities furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in this Article III, any other Transaction Document or in any certificate delivered hereunder, (b) Purchaser has not relied on any representation or warranty from Seller, the Seller Entities or any of their respective Affiliates or Representatives in determining to enter into this Agreement, except as expressly set forth in this Article III or any other Transaction Document, and (c) except for Fraud, none of Seller, the Seller Entities or any of their respective Affiliates or Representatives shall have or be subject to any Liability to Purchaser or any of its Affiliates or Representatives resulting from the distribution to Purchaser or its Affiliates or Representatives, or Purchaser’s or its Affiliates’ or Representatives’ use of, any such information, including any information, documents or material made available to Purchaser or its Affiliates or Representatives in any “data rooms,” management presentations or in any other form in expectation of or negotiation of this Agreement, the

Transaction and the other transactions contemplated hereby. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Purchased Assets (including the Purchased Entity Shares), Assumed Liabilities and Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement or any other Transaction Document.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1. Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Purchaser is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on its business as presently conducted, except as would not, or would not reasonably be expected to, impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (each of clause (a) and clause (b), a “Purchaser Material Adverse Effect”).

Section 4.2. Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and the other Transaction Documents to which Purchaser is, or at the Closing will be, a party and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is, or at the Closing will be, a party and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby have been, or will be at the Closing, duly authorized by all necessary corporate or other action of Purchaser. Purchaser has, or will have at the Closing, duly executed and delivered this Agreement and the other Transaction Documents to which it is, or at the Closing will be, a party, and assuming due authorization, execution and delivery by the applicable Seller Entity or Purchased Entity, this Agreement and such Transaction Documents will constitute its valid and binding obligation, enforceable against it in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 4.3. No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party does not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation of, modification or loss of right, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of Purchaser, (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries or (c) any material Contract to which Purchaser or its Subsidiaries is party or the properties or assets of Purchaser or its Subsidiaries are bound, except, in each case, for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than in respect of Antitrust Laws of the jurisdictions set forth on Section 4.3 of the Purchaser Disclosure Schedules.

Section 4.4. Financial Ability to Perform. Purchaser affirms that is it not a condition to the Closing or to any of its other obligations under this Agreement that Purchaser obtain financing for, or related to, any of the transactions contemplated by this Agreement. Purchaser has delivered to the Seller true, complete and correct copies of the executed commitment letter, dated as of the date hereof, among Purchaser, the Guarantor and the other parties thereto (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter”), pursuant to which the Guarantor has committed, subject to the terms and conditions set forth therein, to invest cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Seller is a third-party beneficiary thereto. The Equity Commitment Letter has not been amended, supplemented or modified prior to the date of this Agreement, no such amendment, supplement or modification is contemplated or pending, and as of the date of this Agreement, the commitments contained in the Equity Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. There are no side letters or Contracts to which Purchaser is a party related to the provision, funding or investing, as applicable, of the Equity Financing or the transactions contemplated hereby other than as expressly set forth in the Equity Commitment Letters delivered to the Seller prior to the date hereof. Purchaser has fully paid any and all commitment fees or other fees in connection with the Equity Commitment Letter that are payable on or prior to the date hereof and Purchaser will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date. The Equity Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, subject to the Enforceability Exceptions, and Purchaser is not aware of any fact or occurrence that would or would reasonably be expected to make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate or that would or would reasonably be expected to cause the Equity Commitment Letter to be ineffective. There are no conditions or other contingencies related to the provision, funding or investing of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of Purchaser or, to the knowledge of Purchaser, any other party thereto under any of the Equity Commitment Letter, (b) constitute a failure to satisfy a condition on the part of Purchaser or any other party thereto under the Equity Commitment Letter or (c) result in any portion of the amounts to be provided, funded or invested in accordance with the Equity Commitment Letter being unavailable on the Closing Date. Purchaser has no reason to believe that any of the conditions to the Equity Financing contemplated by the Equity Commitment Letter will not be satisfied or that the full amount of the Equity Financing will not be made available to Purchaser in full on the Closing Date, and, Purchaser is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions to the Equity Financing not to be satisfied or the full amount of the Equity Financing not to be made available to Purchaser in full on the Closing Date. Assuming the Equity Financing is funded and/or invested in accordance with the Equity Commitment Letter, Purchaser will have on the Closing Date funds sufficient to (i) pay the aggregate Closing Purchase Price under Article II, (ii) pay any and all fees and expenses required to be paid by Purchaser at the Closing in connection with the transactions contemplated by this Agreement and the Equity Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Purchased Entities or the Business contemplated by this Agreement and (iv) satisfy all of the other payment obligations of Purchaser contemplated hereunder to be paid at the Closing (clauses (i) through (iv), the “Financing Uses”). Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtain the Equity Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 4.5. Guaranties. Concurrently with the execution of this Agreement, the Guarantor has delivered to Seller a duly executed Guaranty. As of the date hereof and as of immediately prior to the Closing, the Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect, subject in each case to the effect of any applicable Enforceability Exceptions. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Guarantor under the terms and conditions of the Guaranty.

Section 4.6. Proceedings. There are no Proceedings or Judgments pending, or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.7. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser for which any of the Seller Entities shall be liable.

Section 4.8. Investigation; Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement. Purchaser confirms that Seller has made available to Purchaser and its Affiliates and Representatives the opportunity to ask questions of the officers and management of Seller and the Business, as well as access to the documents, information and records of or with respect to the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Entities and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities, the Business and the Purchased Entities. Purchaser is acquiring the Purchased Entity Shares for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Purchased Entity Shares. Purchaser acknowledges that the Purchased Entity Shares have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and agrees that the Purchased Entity Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Purchased Entity Shares that Purchaser receives hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other person or entity. Purchaser is able to bear the economic risk of holding the Purchased Entity Shares for an indefinite period (including, without limitation, total loss of its investment).

Section 4.9. Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the payment of the Closing Purchase Price, the Equity Financing and payment of all related fees and expenses) and assuming (a) the accuracy in all material respects of the representations and warranties contained in Article III and the other Transaction Documents, (b) the satisfaction of the conditions to Purchaser’s obligation to consummate the transactions contemplated hereby, and (c) that immediately prior to the Closing, the Purchased Entities are Solvent, Purchaser and the Purchased Entities, taken as a whole, will be Solvent as of the Closing Date, immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, “Solvent” means that, with respect to any Person, as of any date of determination, (i) the amount by which the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

Section 4.10. Other Businesses. None of Purchaser nor any of its Subsidiaries, Affiliates or HSR Associates, or affiliated investment funds or portfolio companies, has any interest in a Person that owns, manages, controls or operates any business engaged in any of the lines of business in which the Business, the Purchased Entities or Purchased Assets are engaged, except, in each case, as would not have a Purchaser Material Adverse Effect.

Article V
COVENANTS

Section 5.1. Efforts.

(a) From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1, Purchaser and Seller shall (and shall cause their respective Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective without undue delay the Transaction and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable, (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction and the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed. Without limiting the foregoing, subject to the limitations set forth herein, Purchaser and Seller shall take all actions reasonably necessary to obtain (and shall cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include furnishing all information reasonably required in connection with such Approvals) required to be obtained or made by Purchaser or its Affiliates, Seller, the other Seller Entities or the Purchased Entities in connection with the Transaction or the other transactions contemplated by this Agreement. Additionally, each of Purchaser and Seller shall use, and cause their Affiliates to use, their respective reasonable best efforts to fulfill all conditions precedent to this Agreement (including those set forth in Section 7.1). To the extent that transfers of any Permits are required as a result of the execution of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Without limiting the generality of the undertakings pursuant to this Section 5.1, the parties hereto (including their “Ultimate Parent Entities” as that term is defined in the HSR Act) shall make, or cause to be made, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and the other transactions contemplated by this Agreement as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof and (ii) the filings as required under any applicable Antitrust Laws of the jurisdictions set forth on Section 5.1(b) of the Seller Disclosure Schedules not later than twenty (20) Business Days from the date of this Agreement (including in draft form where appropriate or advisable). Purchaser shall not commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period, or “pull and refile,” pursuant to 16 C.F.R. 803.12 the filing made under the HSR Act, or enter into a timing agreement, including any agreement to delay the consummation or not to consummate the Transactions or the other transactions contemplated hereby, with any Governmental Entity without the prior written consent of the Seller. Prior to the Closing, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3 of this Agreement, each party shall promptly consult with the other party to this Agreement to provide any reasonably necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3 of this Agreement, each party shall promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material or substantive communication from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written (or any proposed oral) material or substantive communication with any such Governmental Entity. If either party or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in compliance with such request. Neither party will participate, or permit its Representatives to participate in any meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless, where reasonably practicable, it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives such other party an opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3, each party shall furnish the other party with copies of all filings, written submissions, correspondence, and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity; provided, however, that copies of filings made under the HSR Act need not be shared. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Section 5.1(b) may be redacted (A) to remove references concerning the valuation of or future plans for the Business, (B) as necessary to comply with contractual obligations and (C) as necessary to address reasonable privilege concerns.

(c) Purchaser agrees to take any and all steps and actions necessary to avoid, resolve, or eliminate each and every impediment or objection that may be asserted by any Governmental Entity or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, but in no case later than the Outside Date, including, as applicable (i) promptly providing information to such Governmental Entity or Persons and (ii) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, (A) the sale, divesture licensing or disposition of, or holding separate (through the establishment of a trust or otherwise) of any assets, properties, businesses, product or product lines, investments, operations, companies or rights of Purchaser and of the Purchased Entities and Purchased Assets after the Closing Date, or agreeing to any other structural or conduct remedy, (B) the termination, modification or extension of existing relationships and contractual rights and obligations of Purchaser and the Purchased Entities and Purchased Assets after the Closing Date, or otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s freedom of action with respect to, or its ability to retain or control, one or more of the assets, properties, businesses, product or product lines, investments, operations, companies or rights of Purchaser and of the Purchased Entities and Purchased Assets after the Closing Date, (C) the establishment or creation of relationships and contractual rights and obligations of Purchaser and the Purchased Entities and Purchased Assets after the Closing Date, (D) the termination of any relevant venture or other arrangement and (E) any other change or restructuring of Purchaser and the Purchased Entities and Purchased Assets after the Closing Date, in each case, as may be required to be taken in order to enable the consummation of the Transaction and the other transactions contemplated hereby to occur as expeditiously as possible (and in any event no later than the Outside Date) or to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any litigation, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement unlawful; provided, that the Seller or the Purchased Entities shall not be required to take any such actions unless the taking of such action is conditioned upon the consummation of the Transaction and the other transactions contemplated by this Agreement; provided, further, for the avoidance of doubt, the actions described in the foregoing clause (ii) shall not be required of any of Purchaser’s Affiliates other than Purchaser’s Subsidiaries (including the Purchased Entities and Purchased Assets). In addition, Purchaser shall oppose, through and including litigation on the merits (and any appeals with respect thereto), any claim asserted in court or other forum by any Person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the Outside Date.

(d) Whether or not the Transaction is consummated, Purchaser shall be responsible for all fees and payments (including filing fees) to any third party or any Governmental Entity in order to obtain any Approvals pursuant to this Section 5.1, other than the fees of and payments to Seller’s legal and professional advisors.

(e) Except as expressly set forth herein or in any other Transaction Document, none of Seller, the other Seller Entities or any of their respective Affiliates (including, prior to the Closing, the Purchased Entities) shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. Provided that Seller and its Affiliates have complied with their obligations under this Agreement and the other Transaction Documents, none of Seller, the other Seller Entities nor any of their respective Affiliates (including, prior to the Closing, the Purchased Entities) shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Without limiting the express representations, warranties, covenants and agreements of Seller herein, Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any Approval, (ii) any such termination of a

Contract, or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(f) Except as specifically required by this Agreement, Purchaser will not take any action the effect of which would reasonably be expected to materially delay or impede the ability of the parties to consummate the Transaction. Without limiting the generality of the foregoing, Purchaser will not, and will not permit the Guarantor to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would (individually or in the aggregate) reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transaction or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transaction, or (iii) materially delay the consummation of the Transaction.

Section 5.2. Covenants Relating to Conduct of Business.

(a) Except (i) as set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) as required by applicable Law, (iii) as required or otherwise expressly contemplated by the terms of this Agreement (including Section 5.12) or (iv) as part of any COVID-19 Measures, from the date of this Agreement to the Closing or the valid termination of this Agreement in accordance with Section 8.1, and except as Purchaser may otherwise consent in writing to (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (and shall cause its Subsidiaries to) use reasonable best efforts to (A) conduct the Business in all material respects in the ordinary course and (B) preserve substantially intact the Business; provided, that no action by any Seller Entity with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) Except (i) as set forth in Section 5.2 of the Seller Disclosure Schedules, (ii) as required by applicable Law, (iii) as required or otherwise expressly contemplated by the terms of this Agreement (including Section 5.12) or (iv) as part of any COVID-19 Measures, from the date of this Agreement to the Closing or the valid termination of this Agreement in accordance with Section 8.1 (or upon (1) any purported termination of this Agreement by Purchaser or (2) any Proceeding brought by Purchaser to terminate, or declare invalid, this Agreement, in the case of each of the foregoing clauses (1) and (2), from and after the Outside Date) and solely with respect to the Business, Seller shall not, and shall cause each Seller Entity and each Purchased Entity not to, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except as may be required under any Benefit Plan currently in effect, (A) grant or announce to any Business Employee or other individual service provider of Seller or any of its Affiliates primarily dedicated to the Business any new compensation or benefits or any increase in compensation or benefits, (B) accelerate the vesting, funding or time of payment of any compensation or benefits, (C) hire, terminate (other than for cause), furlough or temporarily lay off any Business Employee or other individual service provider of Seller or any of its Affiliates primarily dedicated to the Business, other than in the ordinary course of business with respect to any such Business Employee or other individual service provider whose annual base compensation is no greater than $175,000, or (D) establish adopt, enter into, materially modify or amend or terminate any (1) Purchased Entity Benefit Plan (or any other benefit or compensation plan, policy, agreement or arrangement that would be a Purchased Entity Benefit Plan if in effect on the date hereof) or (2) Seller Benefit Plan, other than any such actions taken in the ordinary course that apply equally to Business Employees and similarly situated employees of the Seller Entity and its Subsidiaries;

(ii) authorize or effect any amendment to or change the organizational documents of any Purchased Entity;

(iii) issue or authorize the issuance of any equity interests or grant any options, warrants, or any equity appreciation rights, phantom units or profit participation rights in respect of equity interests, or other rights to purchase or obtain any of its equity securities or issue, sell or otherwise dispose of any of its equity securities or redeem, repurchase or otherwise acquire any securities of any Purchased Entity (other than to another Purchased Entity);

(iv) (A) incur any Indebtedness of any Purchased Entity or the Business other than (x) borrowings under Seller’s and its Affiliates’ current Credit Facilities in the ordinary course of business, (y) intercompany transactions among Purchased Entities in the ordinary course of business or which are settled at or prior to the Closing and (z) intercompany transactions between Seller Entities, on the one hand, and Purchased Entities, on the other hand, which are settled at or prior to the Closing, (B) make any acquisition of any assets or businesses or any capital investment in or loan to any Person other than acquisitions of inventory, supplies and similar assets in the ordinary course of business and acquisitions of businesses or assets already contracted by any Seller Entity, Seller, any Purchased Entity or their respective Affiliates and set forth on Section 3.11(a)(v) of the Seller Disclosure Schedules, or (C) sell, pledge, dispose of or encumber any material assets or businesses other than sales of inventory, supplies and similar assets in the ordinary course of business and sales or dispositions of businesses or assets already contracted by any Seller Entity, Seller, any Purchased Entity or their respective Affiliates and set forth on Section 3.11(a)(v) of the Seller Disclosure Schedules, to a wholly owned Purchased Entity or as may be required by applicable Law;

(v) (A) enter into any Contract in relation to the Business for (1) the purchase of real property or (2) the lease (as lessee) of real property providing for annual payments in excess of $200,000 or (B) exercise any option to extend any leases related to the Transferred Leased Property providing for annual payments in excess of $200,000 individually or in the aggregate;

(vi) initiate, settle or otherwise compromise any Proceeding with respect to the Business other than any Proceeding involving solely money damages in an amount no greater than $250,000 individually or $1,500,000 in the aggregate with all such Proceedings;

(vii) make any material change in any method of financial accounting, cash management, working capital or financial accounting practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law or are consistent with the Transaction Accounting Principles or otherwise apply generally to Seller;

(viii) (A) enter into, extend, terminate (other than any expiration of such Material Contract according to such Material Contract’s terms) or materially modify, materially amend or waive any right under any Material Contract, except in the ordinary course of business with respect to Material Contracts described in clauses (i), (iii), (viii) (but solely clause (x) thereof), (x), (xi), (xii) and (xv) of Section 3.11(a) or (B) cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or the Business;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or file for bankruptcy with respect to any Purchased Entity;

(x) terminate, suspend, amend or modify in any material respect, any Business Permit, except as required by applicable Law or a Governmental Entity;

(xi) sell, dispose of or permit to lapse any material Business IP, other than non-exclusive licenses granted in the ordinary course of business and statutory expirations of registered Business IP;

(xii) disclose any material trade secrets included in the Business IP to any third party, other than pursuant to confidentiality agreements (or equivalent legally binding obligations of confidentiality) in the ordinary course of business;

(xiii) (A) make any capital expenditure (which, for the avoidance of doubt, does not include internal labor or other internal costs that are capitalized) in excess of $250,000, individually or $500,000 in the aggregate, except as expressly provided by the budget set forth on Annex 1 to Section 5.2(b)(xiii) of the Seller Disclosure Schedules (the “Budget”) or (B) fail to make any capital expenditure contemplated to be made in Section 3.10(c)(2) of the Seller Disclosure Schedules (except a failure to complete any capital expenditure on the time set forth on such Seller Disclose Schedule shall not be a breach of this Section 5.2(b)(xiii)(B) if otherwise undertaken in good faith) or;

(xiv) delay or postpone the payment of accounts or other amounts payable or other obligations or liabilities, recognize any deferred revenue or accelerate the collection or billing of any accounts or other amounts receivable, in each case, outside the ordinary course of business;

(xv) (A) make or change any material Tax election, (B) adopt or change any material Tax accounting method or change any material Tax accounting period, (C)

settle or compromise any material Tax Proceeding, (D) file any material amended Tax Return, (E) request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in respect of material Taxes (other than pursuant to customary extensions of the due date to file a Tax Return obtained in the ordinary course of business), (F) surrender any right to claim a material Tax refund or credit or (G) initiate participation in any voluntary disclosure program or enter into any voluntary disclosure agreement with any Taxing Authority with respect to material Taxes;

(xvi) (A) enter into, materially modify, or terminate any Labor Agreement (other than any termination in accordance with its terms) or (B) recognize or certify any labor union, works council or other labor organization or group of employees as the bargaining representative for any Business Employees;

(xvii) implement or announce any employee layoffs, plant closings, or other actions that triggers the notice obligations under the WARN Act;

(xviii) with respect to Business Employees whose annual base compensation is $175,000 or above, any former employee of the Business, or any individual independent contractor of the Business, enter into an agreement to waive or release any noncompetition, non-solicitation, nondisclosure or other restrictive covenant obligations;

(xix) (A) reassign or modify the duties of (x) a Business Employee such that he or she is no longer a Business Employee or (y) any other employee of the Sellers Entities such that he or she would become a Business Employee, or (B) transfer any employee into or out of the Purchased Entities (other than as expressly contemplated by Section 5.7);

(xx) enter into, extend, or increase the amount of any Credit Enhancement; or

(xxi) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Anything to the contrary in this Agreement notwithstanding, the parties hereto acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the transfer of Excluded Assets prior to, at or after the Closing, and for the avoidance of doubt, nothing in this Section 5.2 shall limit Seller’s ability to take any action to the extent exclusively related to the Excluded Assets or the Retained Liabilities.

(d) Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller, the other Seller Entities or their respective Affiliates, except solely with respect to the conduct of the Business by Seller, the other Seller Entities, the Purchased Entities and their respective Affiliates.

Section 5.3. Confidentiality. Purchaser and Seller acknowledge that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between H.I.G. Middle Market, LLC and Seller, dated as of November 8, 2023 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety; provided, that actions taken by the parties hereunder to the extent necessary in order to comply with their respective obligations under Section 5.1 hereunder shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement; provided, that the foregoing shall not affect Section 5.1(b) to the extent that Section 5.1(b) specifies that it is subject to this Section 5.3 or the Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business and the provisions of Section 6 and Section 13 thereof; provided, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates or Representatives, concerning Seller, the other Seller Entities or any of their respective Affiliates (other than solely with respect to the Business and the Purchased Entities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement for the term thereof.

Section 5.4. Access to Information.

(a) Seller shall afford to Purchaser and its Representatives reasonable access in a manner that does not unreasonably interfere with the operation of the Business, upon reasonable notice during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, during the period prior to the Closing, to the properties, books, Contracts, records and personnel of Seller Entities related to the Business and the Purchased Entities, including as may be reasonably requested by Purchaser in connection with the Stand-Up Activities and the Day 1 Readiness IT Activities that would not require any out-of-pocket costs or expenses to be borne by Seller or its Affiliates (unless such costs are reimbursed by Purchaser); provided, that (i) neither Seller nor any of its Affiliates shall be required to violate any applicable Law, Data Security Requirement or obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4(a) (provided, further, that in each such case, Seller shall use reasonable best efforts to provide to Purchaser, to the extent possible, with access to the relevant properties, books, Contracts, records and personnel in a manner that would not reasonably be expected to result in violation of Law, Data Security Requirements or obligation of confidentiality); and (ii) prior to the Closing Date, Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or other environmental media or any building material at, on, under or within any facility on the Transferred Leased Property, or any other property of Seller, the other Seller Entities, the Purchased Entities or any of their respective Affiliates.

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Business (other than the employees set forth on Section 5.4(b) of the Seller Disclosure Schedule) without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or Data Security Requirements; provided, that in each such case, Seller shall use reasonable best efforts to provide to Purchaser, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to jeopardize attorney-client privilege or contravene any Laws or Data Security Requirements.

(c) At and after the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the operation of the Business, access to the properties, books, Contracts, records and employees of the Business and the Purchased Entities to the extent that such access may be reasonably requested by Seller in connection with financial statements, Taxes, reporting obligations and compliance with applicable Laws (but excluding, for the avoidance of doubt, in connection with any Proceeding arising out of or related to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby); provided, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery. In no event shall Purchaser or any of its Affiliates be required to provide any access, books, Contracts, records or other documents or information to the extent that such provision would jeopardize any attorney-client or other privilege or contravene any applicable Law, Data Security Requirement, fiduciary duty or binding agreement to which Purchaser is party; provided, that in each such case, Purchaser shall use reasonable best efforts to provide to Seller, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in violation of Law, Data Security Requirement, fiduciary duty or contractual obligations or the forfeiture or waiver of any such attorney-client or other privilege.

(d) Purchaser agrees to hold all the books and records of the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

Section 5.5. Publicity. The initial press releases with respect to the Transaction shall be separate press releases as have been agreed upon by Seller and Purchaser. Other than such press releases, no party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the parties shall, to the extent practicable, consult with each other as to the timing and contents of any such press release or public announcement; provided, however, that the prior written consent of the other party shall not be required hereunder with respect to any press release or public announcement that is substantially similar to a press release or public announcement previously issued with the prior written consent of such other party. Nothing in this Section 5.5 will be deemed to prohibit Purchaser or any of its Affiliates from making disclosures to their respective, or their respective Affiliates’ affiliated investment funds, investors or lenders or prospective investors or lenders, in connection with fundraising, marketing, informational or reporting activities or otherwise in the ordinary course of such Person’s business, in each case, so long as any such Persons are subject to customary confidentiality obligations.

Section 5.6. Intercompany Accounts and Intercompany Arrangements. Immediately prior to the Closing, all intercompany balances and accounts (a) between the Seller Entities and any of their Affiliates (other than the Purchased Entities), on the one hand, and the Purchased Entities or the Business, on the other hand and (b) between any of the Purchased Entities, on the one hand, and any other Purchased Entity that is organized in either Germany or Bermuda shall be settled or otherwise eliminated in accordance with Section 5.12 of the Seller Disclosure Schedules, as may be updated in accordance with Section 5.12. Intercompany balances and accounts solely among the Purchased Entities and not described in the foregoing sentence shall not be affected by this provision. Immediately prior to the Closing, except as set forth in the previous two (2) sentences, for the Transaction Documents to be entered into in connection with this Agreement, for Credit Enhancements that are addressed by Section 5.8 or as set forth on Section 5.6 of the Seller Disclosure Schedules, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits and any Tax sharing agreements, between the Seller Entities, on the one hand, and the Purchased Entities or the Business, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder.

Section 5.7. Employee Matters.

(a) Continuation of Employment.

(i) Within fifteen (15) days prior to the Closing, Seller shall update the Business Employee List to reflect (A) any replacement or removal of a Business Employee due to termination of employment and any other Business Employees hired by Seller (in each case, solely to the extent permitted by, and otherwise in accordance with, the terms of this Agreement), (B) the addition of any Business Employee as mutually agreed upon by Purchaser and Seller, and (C) any information that was restricted by applicable Law to the extent permitted by applicable Law.

(ii) At or prior to Closing, Seller shall (or shall cause its Subsidiaries to) transfer the employment of each Business Employee (other than any Inactive Business Employee) who is not employed by a Purchased Entity to a Purchased Entity as designated by mutual agreement between Seller and Purchaser. Notwithstanding the foregoing, to the extent Seller determines in good-faith that any Business Employee will not continue employment by operation of Law following the Closing or cannot practicably be transferred to a Purchased Entity prior to Closing, Purchaser shall or shall cause its applicable Affiliate to extend an offer of employment to such employee (other than any Inactive Business Employee) on terms consistent with this Agreement, and following such Business Employee’s acceptance of such offer of employment and commencement of employment with Purchaser or such Affiliate of Purchaser, such employee will be an “Offer Employee” for purposes of this Agreement. For the avoidance of doubt, any offers may be made by a professional employer or similar organization designated by Purchaser, and in the event Purchaser engages a professional employer or similar organization for a particular country, applicable references to Purchaser or its Affiliates contained herein shall instead refer to such professional employer or similar organization. Seller and its Affiliates shall use reasonable best efforts to cooperate with Purchaser and its Affiliates to encourage each Business Employee to accept such offer of employment and not to otherwise discourage any Business Employee from accepting such offer. Seller shall or shall cause its applicable Affiliate to terminate each Business Employee, effective as of the Closing, who receives an offer of employment from Purchaser or an Affiliate thereof. Seller and its Affiliates shall waive any notice requirements, post-termination restrictions or other contractual constraints that might prevent any Business Employee from commencing employment with, or providing services to, Purchaser or its Affiliates (including the Purchased Entities) on or immediately following the Closing.

(iii) As of the Closing Date, Purchaser shall (A) cause each of the Purchased Entities to employ on the Closing Date its respective Purchased Entity Employees, and (B) with respect to each other Business Employee (other than any Inactive Business Employee), either (x) cause its applicable Affiliate to employ such other Business Employee on the Closing Date, to the extent employment continues by operation of Law, or (y) offer, or cause its applicable Affiliate to offer, employment to such other Business Employee, to the extent employment does not continue by operation of Law, in all cases, on terms consistent with this Section 5.7. Each Purchased Entity Employee, each other Business Employee whose employment continues by operation of Law, each Business Employee who accepts Purchaser’s or its Affiliate’s offer of employment pursuant to this Section 5.7(a) and actually commences employment with Purchaser or its Affiliate, and each Inactive Business Employee who accepts an offer of employment from Purchaser or its Affiliate in accordance with Section 5.7(f) and actually commences employment with Purchaser or its Affiliate, shall be referred to herein as a “Transferred Business Employee” Except as otherwise expressly set forth herein, from and after the Closing, Seller and its Affiliates shall retain and discharge all Liabilities under or with respect to Seller Benefit Plans (whether or not related to the Business), regardless of when such Liabilities are incurred or reported, and Purchaser or its applicable Affiliates shall assume or retain, as applicable, all Liabilities under Purchased Entity Benefit Plans.

(b) Terms and Conditions of Employment. With respect to the Transferred Business Employees who are not covered by a Labor Agreement, Purchaser shall cause its applicable Affiliate to provide, for a period of at least twelve (12) months following the Closing Date (or until employment terminates, if sooner), (i) the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing, (ii) target annual cash incentive compensation opportunities for such Transferred Business Employee that are no less than those in effect immediately prior to the Closing, and (iii) employee benefits (excluding any equity, equity-based, defined benefit, nonqualified deferred compensation, severance, incentive or retention, transaction, and post-employment or retiree welfare compensation and benefits) that are substantially comparable in the aggregate to those in effect for such Transferred Business Employees immediately prior to the Closing under the Benefit Plans (subject to the same exclusions) set forth on Section 3.15(b) of the Seller Disclosure Schedules. The compensation, benefits and work location of Transferred Business Employees who are covered by a collective bargaining or other labor Contract to which a Purchased Entity is party or which Purchaser is required to recognize pursuant to Section 5.7(i) shall be provided in accordance with the applicable

Contract. Purchaser shall cause its applicable Affiliate to provide to each Transferred Business Employee credit for purposes of eligibility to participate, level of paid time off and vesting of defined contribution retirement benefits under any Purchased Entity Benefit Plan and each other employee benefit plan, policy or arrangement maintained by Purchaser or its applicable Affiliate for such Transferred Business Employee’s service prior to the Closing with Seller or any of its Affiliates, to the same extent and for the same purpose as such service is recognized by Seller and its Affiliates immediately prior to the Closing under the analogous Benefit Plan; provided, that such service shall not be credited for purposes of benefit accrual under any defined benefit pension plan or to the extent it would result in a duplication of benefits, coverage or compensation.

(c) Health Coverages. Purchaser shall cause its applicable Affiliate to use reasonable best efforts to (i) waive any preexisting condition limitations, waiting periods and any other restriction that would prevent immediate or full participation under the group health plans of Purchaser or its applicable Affiliate for such Transferred Business Employee or his covered dependents (other than any limitation already in effect under the analogous group health Benefit Plan), and (ii) provide each Transferred Business Employee credit under Purchaser’s or such Affiliate’s group health plans, for the year in which the Closing Date occurs, for any deductible or co-payment already incurred by and credited to the Transferred Business Employee under the analogous group health Benefit Plan and for any other out-of-pocket expenses paid by and credited to the Transferred Business Employee that would count against the corresponding maximum out-of-pocket expense provision of the Purchaser’s or such Affiliate’s analogous group health plans.

(d) Severance. In the event that Purchaser does not offer, or cause its applicable Affiliate to offer, employment to any Business Employee who is not a Purchased Entity Employee or another Business Employee (other than an Inactive Business Employee) whose employment does not continue by operation of law on terms consistent with this Section 5.7, which results in any obligation of Seller or any of its Affiliates to pay any severance to any Business Employee under any Benefit Plan set forth on Section 3.15(b) of the Seller Disclosure Schedules or as required by Law, Purchaser shall, or shall cause its applicable Affiliate to, without limiting Section 5.7(l)(i), reimburse and otherwise indemnify and hold harmless Seller and its Affiliates (including the other Seller Entities) and their respective Affiliates for all such severance. With respect to each Transferred Business Employee whose employment is terminated without cause during the period commencing on the Closing Date and ending twelve (12) months after the Closing Date, Purchaser or its applicable Affiliate shall provide such Transferred Business Employee with severance equal in value to the severance determined in accordance with the policy set forth on Section 5.7(d) of the Seller Disclosure Schedules, in each case, taking into account such Transferred Business Employee’s service with Seller and its Affiliates prior to the Closing and with Purchaser and its Affiliates on and after the Closing. For the avoidance of doubt, nothing in this Agreement shall require Purchaser or its Affiliates to continue the employment of any Transferred Business Employee for any period of time.

(e) Accrued Vacation, Sick Leave and Personal Time. Purchaser will cause its applicable Affiliates (including, following the Closing, the Purchased Entities) to recognize and assume all Liabilities with respect to accrued but unused vacation time as of the Closing Date for all Transferred Business Employees other than the Offer Employees (including, without limitation, any Liabilities to such Transferred Business Employees for payments in respect of earned but unused vacation time that arise as a result of the transfer of employment contemplated by Section

5.7(a)), to the extent taken into account in the Final Purchase Price or in Closing Working Capital; provided, that to the extent any such unused vacation time is not taken into account in the Final Purchase Price or in Closing Working Capital (e.g., for Transferred Business Employees who are subject to an unlimited paid time off policy with Seller or its applicable Affiliate as of immediately prior to Closing), then Purchaser shall, for a period of twelve (12) months after the Closing Date, cause its applicable Affiliate to provide such Transferred Business Employee with vacation benefits that are substantially comparable to those in effect for such Transferred Business Employee immediately prior to the Closing. Purchaser shall cause its applicable Affiliate to promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Seller for any payments made by Seller or its Affiliates to any Offer Employees in respect of earned but unused vacation time that become due by applicable Law as a result of the transfer of employment contemplated by Section 5.7(a). Purchaser shall, for a period of twelve (12) months after the Closing Date, cause its applicable Affiliate to allow Transferred Business Employees to use the vacation, sick leave and personal time recognized in accordance with the first sentence of this Section 5.7(e) in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date, as applicable to such Transferred Business Employee (in addition to, and not in lieu of, any vacation accrued under the applicable vacation plans or policies of Purchaser or its Affiliates on or following the Closing); provided, that the foregoing shall not result in a duplication of benefits or compensation.

(f) Disability Benefits. Seller shall be responsible for providing short- or long-term disability benefits to any Business Employee who is on short- or long-term disability leave immediately prior to the Closing Date (an “Inactive Business Employee”). Purchaser shall cause its applicable Affiliate to offer each Inactive Business Employee employment on terms and conditions consistent with this Section 5.7 to the extent such Business Employee presents himself or herself to Purchaser or its applicable Affiliate for active employment, so long as such return is, with respect to any Business Employee who is on short-term disability leave, within six and one-half (6.5) months, and, with respect to any Business Employee who is on long-term disability leave, within twelve (12) months, following the Closing Date (or such later time as such employee has reinstatement rights pursuant to applicable Law that would require reinstatement for a longer duration). Purchaser shall also cause its applicable Affiliate to return to work any inactive employee of the Business who is covered by a Labor Agreement and who is receiving short- or long-term disability benefits as of the Closing Date in accordance with the terms of such Labor Agreement.

(g) 401(k) Plan. Seller or its Affiliates (other than any Purchased Entity) shall take all actions necessary and appropriate to cause all Transferred Business Employees who participate in any Seller Benefit Plans that are intended to be qualified under Section 401(a) of the Code (such Seller Benefit Plans, the “Seller Qualified Plans”) to be fully vested in their account balances or accrued benefits under the Seller Qualified Plans and to make all employer contributions to such Seller Qualified Plans that would have been made on behalf of such Transferred Business Employees had the transactions contemplated by this Agreement not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date. Effective as soon as reasonably practicable following the Closing, Purchaser shall cause its applicable Affiliate to establish a tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Purchaser 401(k) Plan”)

for the benefit of the Transferred Business Employees who, as of immediately prior to the Closing, were eligible to participate in a Seller Qualified Plan. As soon as practicable after the Closing Date, the Seller Qualified Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make cash distributions available to Transferred Business Employees, and the Purchaser 401(k) Plan shall accept any such cash distribution as a rollover contribution if so directed by the applicable Transferred Business Employee. Seller and Purchaser shall take reasonable best efforts to enable Transferred Business Employees to avoid a default on their loans under the Seller Qualified Plan, which may include an in-kind rollover of such loans.

(h) Annual Bonuses. Purchaser shall cause its applicable Affiliate to continue any Purchased Entity Benefit Plan that is an annual or more frequent periodic bonus plan and set forth on Section 3.15(b) of the Seller Disclosure Schedules for the year or period in which Closing occurs and to pay such annual or periodic bonuses for the year or period in which the Closing occurs at such time as Seller or its applicable Affiliate has historically paid such bonuses (it being understood that each Business Employee’s bonus in respect of the year or period in which Closing occurs shall not be less than the accrued amount of such annual or periodic bonus in respect to such Business Employee reflected in the Final Purchase Price or in Closing Working Capital).

(i) COBRA. From and after the Closing Date, Seller and its Affiliates (other than the Purchased Entities) shall be solely and entirely responsible for satisfying the requirements of, any and all Liabilities arising under, Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (“COBRA”) with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9. Purchaser or its applicable Affiliates (including, after the Closing Date, the Purchased Entities) shall be solely and entirely responsible for satisfying the requirements of, and any and all Liabilities arising under, COBRA with respect to any Transferred Business Employee (and their qualified beneficiaries) who experience a COBRA qualifying event after the Closing Date under the applicable group health plan of Purchaser or such applicable Affiliate.

(j) Purchased Entity Benefit Plans. With respect to each Purchased Entity Benefit Plan, Seller and its Affiliates shall take all actions necessary or appropriate prior to the Closing to terminate active participation by employees who are not Transferred Business Employees and establish replacement benefit plans for such individuals effective no later than the Closing.

(k) Collective Bargaining Agreements; Automatic Transfer Requirements.

(i) Prior to the Closing, Seller and its Affiliates (including the Purchased Entities) shall take all steps as are required under applicable Law or any Labor Agreement, to satisfy any notice, information, consultation, bargaining and/or automatic transfer obligations owed to the Business Employees and/or employees employed by a Purchased Entity that are not Business Employees (with respect to their termination or transfer out of the Purchased Entities) and their representatives (including any labor union, works council or other labor organization, labor board or employee group) and any Governmental Entity with respect to the transactions contemplated by this Agreement, including in respect of the transfer of employment of any such Business Employee. To the extent required by applicable Law or to ensure the ability of the Business Employees to continue to provide services to the Business, Purchaser agrees that as of the Closing Date, Purchaser shall cause the Purchased Entity or applicable Affiliate of Purchaser to recognize the unions and works councils that are signatories to the collective bargaining or other labor Contracts covering Transferred Business Employees as the Representatives of the Transferred Business Employees of the bargaining units described therein and shall fully comply with such collective bargaining or other labor Contracts. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment of any Business Employee who is represented by a labor union, works council, or other labor organization are governed exclusively by any applicable Labor Agreement.

(ii) Prior to Closing, Seller shall take the actions set forth on Section 5.7(k)(ii) of the Seller Disclosure Schedules.

(l) Treatment of International Business Employees. The following terms and conditions shall, in addition to the applicable terms and conditions of this Section 5.7, apply to International Business Employees who become Transferred Business Employees (“Transferred International Business Employees”):

(i) In the case of Transferred International Business Employees, Purchaser and its applicable Affiliates shall, in addition to meeting the applicable requirements of this Section 5.7, comply with any additional obligations or standards required under applicable Laws or Contracts governing the terms and conditions of their employment of such Transferred International Business Employees or severance of employment in connection with the Transaction or otherwise.

(ii) In the event that Purchaser and its applicable Affiliates, with respect to any Transferred International Business Employee, either (A) do not comply with applicable Law to provide a mirror benefit plan that provides required benefits identical to those in effect as of immediately prior to the Closing under each International Benefit Plan that is not a Purchased Entity Benefit Plan in which such Transferred International Business Employee was covered or eligible for coverage immediately prior to the Closing, or (B) amend or otherwise modify at or after the Closing any such mirror benefit plan or other term or condition of employment applicable to such Transferred International Business Employee immediately prior to the Closing in violation of applicable Law, which, in either case of clause (A) or (B), results in any obligation, contingent or otherwise, of Seller or its Affiliates to pay any severance or other benefits required under applicable Laws to any Transferred International Business Employee or any additional Liability incurred by Seller and its Affiliates in connection therewith, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless Seller and its Affiliates (including the Seller Entity) and their respective Affiliates for all such severance and other benefits.

(iii) In the case of any International Benefit Plan that is not a Purchased Entity Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any Transferred International Business Employees (and their respective eligible dependents and beneficiaries) who are participating in any International Benefit Plan to cease active participation in such International Benefit Plan. Except as otherwise provided by applicable Law, (A) with respect to any International Benefit Plan that is not a Purchased Entity Benefit Plan that is a funded defined benefit or defined contribution plan, Seller or the Seller Entity shall retain all assets and Liabilities with respect to such International Benefit Plan and their eligible dependents and beneficiaries and (B) with respect to any International Benefit Plan that is not a Purchased Entity Benefit Plan that is an unfunded defined benefit or defined contribution plan, Purchaser or its applicable Affiliate shall assume or shall cause to be assumed any assets and all Liabilities with respect to Transferred International Business Employees (and their respective eligible dependents and beneficiaries).

(m) Immigration Compliance. Seller Entities shall use their reasonable best efforts to ensure that any foreign national who requires a visa in order to work in his or her current position may continue to work in such position as a Transferred Business Employee on the Closing Date. Purchaser agrees that, from and after the Closing, it will, or will cause its applicable Affiliate to, use reasonable best efforts to continue to process and support green card or similar applications that are in process in respect of Business Employees as of the Closing Date who becomes a Transferred Business Employee.

(n) Independent Contractors. During the period prior to the Closing Date, Seller shall use reasonable efforts to make individual natural person independent contractors engaged by the Seller Entities (with respect to the Business) available to Purchaser to allow Purchaser to determine the nature and extent of each such person’s continuation with Purchaser, if any. Seller shall provide to Purchaser contact information for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying and transferring such contingent work force to the extent requested by Purchaser.

(o) No Third-Party Beneficiaries. Without limiting the generality of Section 10.4, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Agreement, (i) will confer upon any person other than the parties to this Agreement any rights or remedies, (ii) shall be construed as the establishment or termination of or an amendment to any Benefit Plan or other benefit or compensation plan, policy or agreement for any purpose or (iii) shall limit the right of Purchaser, Seller or any of their respective Affiliates to establish, terminate, or amend any Benefit Plan or other benefit or compensation plan, policy or agreement.

Section 5.8. Financial Obligations. At or prior to the Closing, Purchaser shall at its sole expense use reasonable best efforts to (a) arrange for substitute letters of credit, surety, performance and other bonds (“Credit Enhancements”) to replace any outstanding Credit Enhancements entered into by or on behalf of Seller, any Seller Entity or any of their respective Affiliates (other than the Purchased Entities) in connection with or relating to the Business, the Purchased Assets or the Assumed Liabilities set forth on Section 5.8 of the Seller Disclosure Schedules, or (b) assume all obligations under each Credit Enhancement, obtaining from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with such Credit Enhancements; provided, with respect to any Credit Enhancement not set forth on Section 5.8 of the Seller Disclosure Schedules, Purchaser shall take one of the two foregoing actions as promptly as practicable after such Credit Enhancement is identified to Purchaser; provided, further, that, in each case, Purchaser’s efforts obligations with respect to such Credit Enhancements shall not be deemed to require Purchaser or any Affiliate thereof to enter into any replacement or assumption agreement with respect to any Credit Enhancement on terms or conditions less favorable to Purchaser and its Affiliates than those of Seller or its applicable Affiliate to be replaced or assumed or in a form or amount different therefrom. Regardless of whether any Credit Enhancement is set forth in Section 5.8 of the Seller Disclosure Schedules, Purchaser further agrees that to the extent Seller or any of its Affiliates incurs any cost or expense, or is required to make any payment, in connection with such Credit Enhancements on or after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Credit Enhancements, including Seller’s and any of their respective Affiliates’ expenses in maintaining such Credit Enhancements, whether or not any such Credit Enhancement is drawn upon or required to be performed, and shall in any event promptly and in no event later than three (3) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Credit Enhancement is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Credit Enhancement.

Section 5.9. Intellectual Property Matters.

(a) Except as set forth below, after the Closing, neither Purchaser nor any of its Affiliates (including the Purchased Entities) shall have any right to use the Alight Marks (including as part of any internet domain names, except to the extent provided under the Transition Services Agreement for the term of the applicable service). As soon as reasonably practicable, but in no event more than one hundred fifty (150) days following the Closing (the “Transition Period”), Purchaser shall, and shall cause its respective Affiliates (including the Purchased Entities) to, (i) cease all use of the Alight Marks, (ii) take necessary actions to replace materials, including signage, stationery and promotional and other customer-facing materials in any media (including digital and electronic) that bear the Alight Marks and (iii) cause each of its Affiliates whose corporate, trade or other names include the Alight Marks, as applicable, to change its name to remove such Alight Marks from such name. Effective as of the Closing Date, each Seller Entity grants to the Purchased Entities a non-exclusive, non-assignable (which may be sublicensed only to their respective vendors and other service providers solely in connection with the operation of the Business, and not for the independent use of such sublicensee) license during the Transition Period to use the Alight Marks in the operation of the Business, solely for purposes consistent with “phase out” use and in a manner consistent with past practice. For clarity, nothing shall restrict Purchaser or its Affiliates from using or referencing the Alight Marks at any time after the Closing in (A) a non-trademark manner to describe or provide information regarding the history of the Business, (B) historical legal and business documents and nonpublic-facing office materials or (C) as required by applicable Law.

(b) Effective as of the Closing Date:

(i) Seller, on behalf of itself and each Seller Entity, hereby covenants to the Purchaser, its Affiliates and the Purchased Entities that none of the Seller Entities shall bring any Proceeding against the Purchaser, its Affiliates and the Purchased Entities

that alleges that the operation of the Business (substantially as conducted as of the Closing Date or during the Reference Period, and as such Business may naturally evolve) Infringes any Intellectual Property (other than Trademarks and internet domain names) that are (A) owned by the Seller Entities as of the Closing Date and (B) used in, held for use in, or developed for the operation of the Business as of the Closing Date or during the Reference Period. In all cases, the covenant granted pursuant to this Section 5.9(b)(i) shall extend to any derivatives of such Intellectual Property that may be created by, or on behalf of, Purchaser, its Affiliates and the Purchased Entities.

(ii) The Purchaser, on behalf of itself and its Affiliates (including the Purchased Entities) (the “Purchaser Covenant Parties”) hereby covenants to the Seller Entities that none of the Purchaser Covenant Parties shall bring any Proceeding against the Seller Entities alleging that the operation of the Retained Business (substantially as conducted as of the Closing Date or during the Reference Period, and as such Retained Business may naturally evolve) Infringes any Intellectual Property (other than Trademarks and internet domain names) that are (A) included in the Business IP owned by Purchaser or its Affiliates as of the Closing Date and (B) used in, held for use in, or developed for the operation of the Retained Business as of the Closing Date or during the Reference Period.

(iii) The above covenants extend to the contractors, customers, service providers and end-users of the Seller Entities and the Purchased Entities, as applicable, with respect to the covered businesses of the Seller Entities or Purchased Entities, as applicable, but not with respect to other products or services of such third parties or any other third parties.

(iv) The above covenants are intended to run with the respective Intellectual Property subject to such covenants. The Seller Entities and the Purchaser Covenant Parties may and must transfer their covenant granted herein, in whole or in part, to the successor or acquirer of any Intellectual Property subject thereto, and such successor or acquirer shall be deemed to assume its obligations by operation of Law. Each Seller Entity and Purchased Entity may transfer the covenant granted thereto in whole or in part, in connection with the sale of any business or product line to which the covenant relates (or a merger, reorganization or equity sale of any entity owning same); provided, that the covenant will be applicable exclusively to the operation of the Business or Retained Business (subject to the limitations provided in Section 5.9(b)(i) and Section 5.9(b)(ii)), and will not extend to any acquirer’s other businesses.

(v) The parties intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, the covenants above will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

Section 5.10. Insurance.

(a) From and after the Closing Date, the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Business and the Purchased Entities) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof, in each case, except as expressly provided herein. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.10. From and after the Closing, (i) except as expressly provided herein, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, (ii) Purchaser shall take over and assume all the known and incurred but not reported claims in respect of the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, which have been incurred as of the Closing, and Purchaser agrees to be responsible to pay such claims and (iii) except as permitted hereunder, Purchaser shall not seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is insured. For the avoidance of doubt, this Section 5.10(a) shall not apply to any benefits or coverage under the Benefit Plans (and related insurance policies) relating to claims or disabilities incurred on or prior to the Closing or the end of the applicable service period under the Transition Services Agreement by Business Employees (and their eligible dependents and beneficiaries) and new hires of the Purchased Entities hired during the applicable service period (and their eligible dependents and beneficiaries), which shall be covered by the applicable Benefit Plan.

(b) Following the Closing, Purchaser and the Purchased Entities shall have the right to assert claims arising from or relating to facts, circumstances, events or matters that occurred prior to the Closing and that constitute Assumed Liabilities under the occurrence based commercial insurance policies of the Seller Entities in effect on or prior to the Closing Date relating to the Business, to the extent permitted under such insurance policies and subject to the applicable deductibles and other terms and conditions of such policies. Purchaser shall report any such claims to Seller, and Seller shall reasonably promptly submit, or, if allowed by the applicable policy and reasonably acceptable to Seller, allow Purchaser to submit, such claims to the provider of such insurance policies. Seller and its Affiliates shall be entitled to copies of all documents and correspondence related to such claims and to discuss the status of such claims with the provider of the applicable insurance policies. Purchaser shall be entitled to settle or compromise its portion of any claim for which it is seeking insurance coverage in excess of the deductible under such insurance policies, provided, that Purchaser shall be solely responsible for any Liabilities incurred in connection therewith (including the payment of any deductible or retention). Seller shall, and shall cause its Affiliates to, reasonably assist in Purchaser’s efforts to pursue insurance coverage; provided, that Purchaser shall be solely responsible for its own costs and fees in connection therewith and for any reasonable and documented out-of-pocket expenses incurred by Seller or its Affiliates in connection with any request by Purchaser hereunder. Notwithstanding the foregoing, in no event will Purchaser or any Purchased Entity be entitled to make a claim under any such insurance policies, and Seller and its Affiliates shall not be obligated to assist regarding any claim, to the extent such claim would result in an increase in the deductible, retention, collateral requirements or premium associated with any such insurance policies, unless Purchaser agrees to bear such increase. Purchaser shall reimburse Seller for any costs and expenses (including deductibles, retentions and increased premiums) incurred as a result of claims made by or on behalf of Purchaser or the Purchased Entities under this Section 5.10(b).

(c) Prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, reasonably cooperate with Purchaser (including by facilitating conversations among Purchaser, the applicable Business Employees and representatives of the applicable counterparties) in seeking amendments to the Business’ contracts set forth on Section 5.10(c) of the Seller Disclosure Schedules to reduce the insurance coverage requirements therein binding on the Business in a manner reasonably acceptable to Purchaser; provided, no such cooperation shall require Seller or any of its Affiliates to incur any out-of-pocket cost or Liability.

Section 5.11. Payments.

(a) Seller shall, or shall cause its applicable Affiliate to, promptly (and in any event no later than (x) in the first two months following Closing, forty-five (45) days following receipt and (y) after the three-month anniversary of Closing, thirty (30) days following receipt) pay or deliver (including by endorsing checks) to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date to the extent that they are in respect of a Purchased Asset or Assumed Liability hereunder; provided, with respect to any single payment or delivery in excess of $1,000,000 that Purchaser identifies to Seller in writing, Seller shall make such payment or delivery by no later of the first Business Day following the later of (i) thirty (30) days following Seller’s or its applicable Affiliate’s receipt of such payment or (ii) five (5) days following delivery of such written notice thereof by Purchaser (or if such fifth day is not a Business Day, the following Business Day).

(b) Purchaser shall, or shall cause its applicable Affiliate to, promptly (and in any event no later than (x) in the first two months following Closing, forty-five (45) days following receipt and (y) after the three-month anniversary of Closing, thirty (30) days following receipt) pay or deliver (including by endorsing checks) to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business and the Purchased Entities) after the Closing Date to the extent that they are in respect of an Excluded Asset or Retained Liability hereunder; provided, with respect to any single payment or delivery in excess of $1,000,000 that Seller identifies to Purchaser in writing, Purchaser shall make such payment or delivery by the later of (i) thirty (30) days following Purchaser’s or its applicable Affiliate’s receipt of such payment or (ii) five (5) days following delivery of such written notice thereof by Seller (or if such fifth day is not a Business Day, the following Business Day).

(c) The payment of the amounts described this Section 5.11 shall occur on a twice monthly basis, on the fifteenth calendar day of each calendar month (or if such day is not a Business Day, the following Business Day) for all amounts received during the last half of the preceding calendar month and on the last calendar day of each calendar month (or if such day is not a Business Day, the following Business Day) for all amounts received during the first half of such calendar month, or on such other payment schedule as may be mutually agreed by Purchaser and Seller in writing; provided, a breach of this Section 5.11(c) shall not result in any liability to the breaching party and shall only permit the non-breaching party (or its Affiliates) to delay any payment owed to the breaching party (or its Affiliates) until five (5) Business Days following the date on which the breaching party ceases to be in breach of this Section 5.11(c). For the avoidance of doubt, notwithstanding anything to the contrary in the Transition Services Agreement, any Commercial Agreement or any other Transaction Document to the contrary, to the extent that the non-breaching party (or any of its Affiliates) delays payment owed to the breaching party (or any of its Affiliates) in accordance with the immediately preceding proviso, such non-breaching party (or Affiliate thereof) shall not be deemed to be in breach of the Transition Services Agreement, any Commercial Agreement or other Transaction Document under which payments are so deferred and no default interest, damages or other penalty shall be assessed in connection with such deferral.

(d) Without limiting the generality of the foregoing, after the Closing Date, all monies received by Seller or its Affiliates in payment for any accounts receivable of the Business shall be accompanied by a description of the accounts receivable to which they relate, including an invoice and/or account number, as applicable and as readily available from the normal accounting systems utilized by the Business, and Seller shall periodically provide Purchaser with such additional evidence or supporting detail Purchaser may reasonably request regarding any such payments, invoices or outstanding accounts to the extent available from the normal accounting systems utilized by the Seller Entities or the Business.

Section 5.12. Pre-Closing Reorganization. At or prior to the Closing, subject to the receipt of any necessary third-party consents and any approvals needed from any Governmental Entity, Seller shall, and shall cause its applicable Affiliates (including the Seller Entities and the Purchased Entities) to, complete the actions described in Section 5.12 of the Seller Disclosure Schedules in accordance with the terms thereof, as well as any actions not specified on Section 5.12 of the Seller Disclosure Schedules but that are an inherent, reasonably necessary, or customary part of any such action and any other actions reasonably approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed) (all such actions, collectively, the “Pre-Closing Reorganization”) at the times and in the manner described therein, and culminating with the transfer of the Business and the Purchased Assets entirely into the Purchased Entities (except as expressly set forth on Section 5.12(a) of the Seller Disclosure Schedule). Following the date of this Agreement, Seller shall be entitled to update the actions set forth on Section 5.12 of the Seller Disclosure Schedules to the extent approved in writing by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed). The Pre-Closing Reorganization (taking into account any updates pursuant to the previous sentence or that have been agreed by Purchaser in the Pre-Closing Reorganization Agreements) (i) shall not adversely affect, in any material respect, the operation of the Business (taken as a whole) after the Closing (taking into account the services provided under the other Transaction Documents), (ii) assuming the Pre-Closing Reorganization had been completed on November 30, 2022 and that the Business would receive the benefits of the Transaction Documentation from December 1, 2022 through November 30, 2023, shall not adversely affect, in more than a de minimis respect, the ability of the Business to generate the financial results of operations for the twelve-month period ended November 30, 2023, or (iii) based on Purchaser’s acquisition structure described on Section 10.2 of the Seller Disclosure Schedules, shall not adversely affect the “step-up” in U.S. federal income tax basis of Purchaser or its Affiliates with respect to the Transaction (with whether such “step-up” has been so affected being determined with regard to the manner of operation of the Purchased Entities and the Business as of the Closing Date and without taking into account any actual or potential changes in such operation following the Closing) in a manner that is not more than de minimis, in the case of each of the foregoing clauses (i), (ii) and (iii), (x) excluding any effect attributable to a change in cash balances, changes in intercompany balances or reduction in net operating or similar losses or credits of the Purchased Entities attributable to a Pre-Closing Tax Period through the settlement of the intercompany balances required to be settled pursuant to Section 5.12 of the Seller Disclosure Schedules or the actions contemplated by Section 5.6, (y) excluding any effect resulting from those transactions contained in the Pre-Closing Reorganization set forth in Section 5.12(b) of the Seller Disclosure Schedule, to the extent specified therein, and (z) unless otherwise expressly agreed in writing by Purchaser. Seller shall keep Purchaser and its applicable Representatives reasonably apprised with respect to the status of the Pre-Closing Reorganization, including to provide Purchaser and its applicable Representatives with copies of Pre-Closing Reorganization Agreements for review and comment at least five (5) Business Days prior to the execution thereof. Each of Seller and Purchaser understands and agrees that any transfers, assignments, sales or other dispositions of assets, interests, rights, capital stock or otherwise, whether from a Purchased Entity to a Seller Entity or one or more of its Affiliates, or from a Seller Entity or one or more of its Affiliates to a Purchased Entity, shall be made on an “as-is,” “where-is” basis, without representation or warranty of any kind, and without recourse to the recipient thereof, and without recourse to the party making such transfer, assignment, sale or other disposition (it being agreed that the documentation in respect of such transfers shall not limit, modify or otherwise affect any of the representations or warranties, or any remedies of the parties expressly provided hereunder). Each of Seller and Purchaser has designated three individuals as set forth in Section 5.12 of the Seller Disclosure Schedules to be part of a committee (the “Reorganization Committee”). The Reorganization Committee shall convene on at least a twice monthly basis between the date of this Agreement and the Closing Date. Without limitation of the foregoing obligations, the Seller designees to the Reorganization Committee will provide updates on the status of the Pre-Closing Reorganization at each meeting and seek relevant input from the Purchaser designees.

Section 5.13. Non-Solicitation of Employees; Non-Competition; Confidentiality; Non-Disparagement; Future Opportunities.

(a) For a period of one year following the Closing Date, without the prior written consent of Purchaser, as to any Senior Management of the Business immediately prior to the Closing and became employed by Purchaser or Purchaser’s Subsidiaries as of immediately following the Closing (a “Business Covered Person”), each of Seller and Seller Parent agrees that none of Seller, Seller Parent or any of their respective Subsidiaries will solicit for employment or engage any Business Covered Person; provided, that Seller Entities shall not be precluded from soliciting (but not hiring) any such individual (i) whose employment ceased at least three (3) months prior to commencement of employment discussions between any Seller Entity and such individual, (ii) who responds to solicitation not specifically targeted at employees of Purchaser or any of its Affiliates (including by a search firm or recruiting agency), (iii) who initiates discussions regarding such employment without any solicitation by any Seller Entity or its Affiliates in violation of this Agreement; and provided, further, that Seller and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above. The parties hereto agree that if a Business Covered Person requests that Purchaser waive the non-solicitation restrictions set forth in this Section 5.13(a) with respect to that Business Covered Person, Purchaser shall consider such request in good faith.

(b) For a period of three (3) years following the Closing Date, without the prior written consent of Purchaser, each of Seller and Seller Parent agrees not to, and to cause its respective Subsidiaries not to, directly or indirectly through or on behalf of any other Person, engage in the Business; provided, that nothing herein shall preclude Seller or Seller Parent from:

(i) owning, solely as a passive investment, five percent (5%) or less of the outstanding securities of any Person;

(ii) acquiring and, after such acquisition, owning an interest in any currently unaffiliated Person (or its successor) that is engaged in a business activity that would otherwise violate this Section 5.13(b) (a “Competing Business”) if such Competing Business generated less than ten percent (10%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iii) acquiring and, after such acquisition, owning an interest in any currently unaffiliated Person (or its successor) that is engaged in a Competing Business if (A) such Competing Business generated ten percent (10%) or more (but in no event greater than twenty five percent (25%)) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Seller or its applicable Subsidiary enters, as soon as reasonably practicable and in any event within nine (9) months after the consummation of such acquisition, into a definitive agreement to cause the divestiture of a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 5.13(b) would not operate to restrict such ownership and has completed such disposition within fifteen (15) months of the date of such definitive agreement (the “Divestiture Period”); provided, that if such divestiture has not been consummated due to (1) any applicable waiting period (including extension thereof) applicable to such divestiture under the HSR Act, or under any other applicable Law not having expired or been terminated or (2) the failure to procure or obtain any required governmental or regulatory consents, approvals, permits or authorizations applicable to such divestiture, then the Divestiture Period will automatically be extended so that it expires one week following the later of the expiration or termination of such waiting period and the procurement or obtainment of all such consents, approvals, permits and authorizations, but no later than eighteen (18) months following the date of such definitive agreement; or

(iv) exercising its rights or complying with its obligations under this Agreement or any of the Transaction Documents.

(c) For a period of one year from the Closing Date, without the prior written consent of Seller, as to any Senior Management of the Retained Business immediately prior to the Closing (a “Retained Business Covered Person”), Purchaser agrees that none of Purchaser or any of its Subsidiaries will solicit for employment or engage (whether as employee, consultant or otherwise) any Retained Business Covered Person; provided, that Purchaser or any of its Subsidiaries shall not be precluded from soliciting (but not hiring) any such individual (i) whose employment ceased at least three (3) months prior to commencement of employment discussions between Purchaser or any of its Subsidiaries and such individual, (ii) who responds to solicitation not specifically targeted at employees of Seller or any of its Affiliates (including by a search firm or recruiting agency), (iii) who initiates discussions regarding such employment without any solicitation by Purchaser or any of its Subsidiaries in violation of this Agreement; and provided, further, that Purchaser and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above. The parties hereto agree that if a Retained Business Covered Person requests that Seller waive the non-solicitation restrictions set forth in this Section 5.13(c) with respect to that Retained Business Covered Person, Seller shall consider such request in good faith.

(d) For a period of five (5) years following the Closing Date, each of Seller and Seller Parent shall, and shall cause its respective Affiliates and Representatives to, maintain in confidence and not disclose any confidential or propriety information (whether or not specifically labeled or identified as “confidential”), in any form or medium, concerning or which relates to the Purchased Entities or the Businesses (“Confidential Information”) that may remain in its possession. Notwithstanding the foregoing, “Confidential Information” shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Seller, Seller Parent or any of their respective Affiliates or Representatives in violation of this Agreement or any other confidentiality obligation to which any of them is bound or (ii) is obtained by Seller, Seller Parent or any of their respective Affiliates or Representatives on a non-confidential basis from a third-party (excluding, for the avoidance of doubt, the Purchased Entities or any Business Employee) that, to such Person’s knowledge (after reasonable inquiry), was not legally or contractually restricted from disclosing such information. In the event that Seller, Seller Parent or any of their respective Affiliates or Representatives is requested or required by Law to disclose any Confidential Information, such Person may disclose such Confidential Information; provided, that, to the extent permitted to do so by applicable Law, such Person shall notify Purchaser promptly of the request or requirement so that Purchaser may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 5.13(d). If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is compelled to disclose any Confidential Information to any Governmental Entity, such Person may disclose Confidential Information to such Governmental Entity solely to the extent required; provided, that such Person shall cooperate with Purchaser, at the request and expense of Purchaser, if Purchaser determines to seek an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed.

(e) For a period of five (5) years following the Closing Date, Purchaser shall, and shall cause its Affiliates and Representatives to, maintain in confidence and not disclose any confidential or propriety information (whether or not specifically labeled or identified as “confidential”), in any form or medium, concerning or which relates to the Retained Business (“Retained Business Confidential Information”) that may have come into its, its Affiliates’ or its or their respective Representatives’ possession in connection with the evaluation and negotiation of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, “Retained Business Confidential Information” shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Purchaser or any of its Affiliates or Representatives in violation of this Agreement or any other confidentiality obligation to which any of them is bound or (ii) is obtained by Purchaser or any of its Affiliates or Representatives on a non-confidential basis from a third-party (excluding, for the avoidance of doubt, Seller, Seller Parent or any of their respective Affiliates) that, to such Person’s knowledge (after reasonable inquiry), was not legally or contractually restricted from disclosing such information. In the event that Purchaser or any of its Affiliates or Representatives is requested or required by Law to disclose any Retained Business Confidential Information, such Person may disclose such Retained Business Confidential

Information; provided, that, to the extent permitted to do so by applicable Law, such Person shall notify Seller promptly of the request or requirement so that Seller may seek, at its expense, an appropriate protective order or waive compliance with the provisions of this Section 5.13(d). If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is compelled to disclose any Retained Business Confidential Information to any Governmental Entity, such Person may disclose Retained Business Confidential Information to such Governmental Entity solely to the extent required; provided, that such Person shall cooperate with Seller, at the request and expense of Seller, if Seller determines to seek an order or other assurance that confidential treatment shall be accorded to such portion of the Retained Business Confidential Information required to be disclosed.

(f) For a period of five (5) years following the Closing Date, (i) each of Seller and Seller Parent shall not, and shall direct its and its controlled Affiliates directors and executive officers not to, make any derogatory or negative statements or communications regarding the Business, the Purchaser, any Purchased Entity or any of their Affiliates (including H.I.G. Capital, L.L.C. and its Affiliates) and (ii) Purchaser shall not, and shall direct its and its controlled Affiliates directors and executive officers not to, make any derogatory or negative statements or communications regarding Seller, Seller Parent or any of their respective Affiliates; provided, that nothing herein shall prevent any Person from conferring in confidence with its legal representatives or making truthful statements to the extent required by Law or as necessary to enforce any rights under this Agreement or any other Transaction Document.

(g) For a period of two (2) years following the Closing Date, each of Seller and Seller Parent shall not, and shall cause its respective Subsidiaries not to, directly or indirectly through or on behalf of any other Person, induce or attempt to induce any Person who is as of the Closing (or was at any time during the twelve (12) month period prior to the Closing) an actual customer, client, supplier, vendor, service provider, licensor or licensee of Purchaser, its Subsidiaries (including the Purchased Entities) or the Business (such Persons, “Restricted Commercial Counterparties”) to cease doing business with or to decrease (or otherwise alter in a manner adverse to the Business) its business with Purchaser, its Subsidiaries (including the Purchased Entities) or the Business, or in any way knowingly interfere with the relationship between the Purchaser, its Subsidiaries (including the Purchased Entities) or the Business and any such Restricted Commercial Counterparty; provided, that this Section 5.13(g) shall not prohibit Seller, Seller Parent or any of their respective Subsidiaries from responding to any request for proposal or similar client or customer outreach (not solicited in violation of this Section 5.13 but without giving effect to this proviso) in respect of the benefits services provided by the Retained Business and entering into a commercial relationship as a result of such request or outreach.

(h) For a period of one (1) year following the Closing Date, Purchaser shall not, and shall cause its Subsidiaries (including the Purchased Entities following the Closing) not to, directly or indirectly through or on behalf of any other Person, induce or attempt to induce any Person who is as of the Closing (or was at any time during the twelve (12) month period prior to the Closing) an actual customer or client of Seller, its Subsidiaries (other than the Purchased Entities) or the Retained Business who is also an actual customer of Purchaser, its Subsidiaries (including the Purchased Entities) or the Business to cease doing business with or to decrease (or otherwise alter in a manner adverse to the Retained Business) its business with Seller, its Subsidiaries (other than the Purchased Entities) or the Retained Business, or in any way knowingly interfere with the relationship between Seller, its Subsidiaries (other than the Purchased Entities) or the Retained Business and any such customer or client; provided, that this Section 5.13(h) shall not prohibit Purchaser or any of its Subsidiaries (including the Purchased Entities) from (i) responding to any request for proposal or similar client or customer outreach (not solicited in violation of this Section 5.13 but without giving effect to this proviso) regarding services provided by the Business and entering into a commercial relationship as a result of such request or outreach or (ii) taking any action with respect to the provision of customer care and contact services to any Person.

(i) For a period of three (3) years following the Closing Date, Seller and Purchaser shall, to the extent permitted by applicable Law, reasonably cooperate to explore mutually advantageous commercial opportunities to use complementary service offerings of Purchaser and its Subsidiaries, on the one hand, and Seller and its Subsidiaries, on the other hand, for the benefit of customers.

Section 5.14. Misallocated Assets. If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Entities) to transfer, at no cost, such right, property or asset (and any related Retained Liability) as soon as practicable to the Seller Entity indicated by Seller. If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by Seller or any other Seller Entity in error, either directly or indirectly (including as a result of the Pre-Closing Reorganization), Seller shall transfer, or shall cause the other Seller Entities to transfer, at no cost, such right, property or asset (and any related Assumed Liability) as soon as practicable to Purchaser or an Affiliate (including a Purchased Entity) indicated by Purchaser. Until such time that the applicable party or current or future Affiliate thereof transfers such right, property or asset to the other party in accordance with this Section 5.14, Seller, on behalf of itself and its current or future Affiliates, and Purchaser, on behalf of itself and its current or future Affiliates hereby (i) agrees to hold, maintain and utilize its right, title and interest in the right, property or asset in trust for the other party until such time as the transfer and conveyance is completed, in each case for no additional consideration, including to comply with all applicable covenants and obligations with respect to any such right, property or asset held by it, including the payment of any costs and expenses in connection therewith, which shall be performed by such party or its applicable Affiliate for the other party’s account and such other party shall promptly reimburse such party for any such out-of-pocket costs and (ii) grants to the other party, and their current and future Affiliates a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such right, property or asset.

Section 5.15. Financing.

(a) Purchaser shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing on the terms and conditions described in or contemplated by the Equity Commitment Letter as promptly as practicable after the date hereof, including using reasonable best efforts to (A) maintain in full force and effect the Equity Commitment Letter and, (B) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Purchaser in the Equity Commitment Letter that are to be satisfied by Purchaser and to consummate the Equity Financing at or prior to the Closing, which such reasonable best efforts shall include, for the avoidance of doubt, taking enforcement action (including through litigation) to cause the Persons committing to provide the Equity Financing to comply with their obligations under the Equity Commitment Letter and to cause such Persons to fund the Equity Financing on or prior to the Closing and (ii) comply with their obligations under the Equity Commitment Letter and enforce their rights under the Equity Commitment Letter. Purchaser shall obtain the Equity Financing contemplated by the Equity Commitment Letter upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that are by their nature to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).

(b) Purchaser shall promptly (and, in any event, within one Business Day) notify the Seller in writing of the occurrence of any of the following: (i) termination, repudiation, rescission, cancellation or expiration of the Equity Commitment Letter, (ii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) under the Equity Commitment Letter by any party to the Equity Commitment Letter, (iii) receipt by any of Purchaser or any of its Affiliates or Representatives of any notice or other communication from any Person with respect to any (A) actual, threatened or alleged breach, default, termination, rescission or repudiation by any party to the Equity Commitment Letter or any provision of any provision of the Equity Commitment Letter (including any proposal by any Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Equity Financing contemplated) the Equity Commitment Letter) or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter or (iv) if for any reason Purchaser in good faith believe that (A) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to the Equity Commitment Letter or (B) there is a possibility that it will not be able to obtain all or any portion of the Equity Financing on the terms, in the manner or from the sources contemplated by the Equity Commitment Letters. As soon as reasonably practicable, but in any event within two (2) Business Days, Purchaser shall provide to the Seller and its Representatives any and all information reasonably requested by the Seller relating to any of the circumstances referred to in this Section 5.15(b).

(c) Purchaser shall not permit or consent to or agree to (i) any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) or (ii) the early termination of the Equity Commitment Letter. Purchaser shall maintain the effectiveness of the Equity Commitment Letter until the transactions contemplated by this Agreement are consummated. Any breach of the Equity Commitment Letter by Purchaser shall be deemed a breach by Purchaser of this Agreement.

(d) Notwithstanding any in this Section 5.15 to the contrary, compliance by Purchaser with this Section 5.15 shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Equity Financing or any other financing is available and Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Purchaser’s ability to obtain the Equity Financing or any other financing.

Section 5.16. Financing Assistance.

(a) Prior to the Closing Date, Seller agrees to use reasonable best efforts to provide, and shall cause the Seller Entities and the Purchased Entities and their respective officers, directors, employees and Representatives to use, reasonable best efforts to provide, in each case at Purchaser’s sole expense in accordance with clause (d) of this Section 5.16, such cooperation as may be reasonably requested by Purchaser that is necessary and customary for financings of the type contemplated in connection with the arrangement of any debt financing (the “Debt Financing”), including using reasonable best efforts to:

(i) furnish to Purchaser any unaudited historical financial statements of the Business and Purchased Entities and other unaudited financial information in the possession of the Seller Entities or the Purchased Entities, and solely related to the Purchased Entities and the Business; provided, that the Seller Entities and the Purchased Entities shall only be obligated to deliver such information to the extent such information may be obtained from the historical books and records of the Seller Entities, the Purchased Entities and the Business;

(ii) upon reasonable prior notice, cause members of management of the Business to participate in a reasonable number of meetings and, presentations with prospective lenders and investors, and sessions with the ratings agencies, in each case in connection with the Debt Financing;

(iii) cause members of management of the Business to reasonably assist Purchaser and the Debt Financing Sources in their preparation of (A) any bank information memoranda and related lender presentations, (B) materials for rating agency presentations; provided, that any such bank information memoranda, lender presentations or similar documents that includes disclosure and financial statements with respect to the Business shall only reflect Purchaser as the obligor(s) and no such bank information memoranda, lender presentations, materials or similar documents shall be issued by Seller or its Subsidiaries (other than the Purchased Entities) and (C) solely with respect to financial information and data derived from the Business’s historical books and records, assist Purchaser with the preparation of pro forma financial information and pro forma financial statements contemplated by the Debt Financing, it being agreed that information and assistance will not be required relating to (1) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (3) any financial information related to Purchaser or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Business by Purchaser;

(iv) reasonably facilitating, executing and delivering the pledging of collateral, other definitive financing documents, or other certificates, or documents as may be reasonably requested by Purchaser with respect to the Purchased Entities or otherwise and reasonably facilitating in the granting of security interests in, pledging of and obtaining perfection of any liens on collateral with respect to the Purchased Entities (provided, that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on any Seller Entities, any of the Purchased Entities or any of their respective officers or employees involved); and

(v) the Purchased Entities taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing, by Purchaser upon the Closing (provided, that the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing).

(b) Prior to the Closing Date, Seller agrees to provide, and shall cause the Seller Entities, the Purchased Entities and their respective officers, directors, employees and Representatives to provide:

(i) (A) the Business Financial Statements, (B) unaudited carve-out pro forma statements of gross margin of the Business for each fiscal year ended on or after December 31, 2023 and at least one hundred twenty (120) days prior to the Closing Date and (C) unaudited carve-out pro forma balance sheets of the Business and unaudited carve-out pro forma statements of gross margin of the Business for each fiscal quarter ended December 31, 2023 and thereafter and at least forty five (45) days prior to the Closing Date; and

(ii) at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Purchased Entities as shall have been reasonably requested in writing by Purchaser at least ten (10) days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, including if the Purchased Entities qualify as “legal entity customers” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification.

(c) Notwithstanding anything herein to the contrary, (i) such requested cooperation shall not (A) unreasonably interfere with the business or the operations of Seller or its Subsidiaries, including the Business or (B) cause significant competitive harm to Seller or its Subsidiaries, including the Business, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 5.16 shall require cooperation to the extent that it would (A) subject any of the Seller’s or its Subsidiaries’, including the Purchased Entities’, respective directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, the Seller’s and/or any of its Subsidiaries’, including the Purchased Entities’, organization documents or any Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which Seller or any of its Subsidiaries, including the Purchased Entities, is a party, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither the Seller, any Subsidiary thereof nor any of the Purchased

Entities shall be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the Debt Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where Seller determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contract or (D) waive or amend any terms of this Agreement or any other Contract to which Seller or its Subsidiaries, including the Purchased Entities, is party, (iv) none of Seller or any of its Subsidiaries, other than the Purchased Entities, or their respective directors, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument with respect to the Equity Financing or the Debt Financing or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Equity Financing or Debt Financing is obtained (other than customary authorization letters) and (v) none of the Purchased Entities or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Equity Financing or the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date (other than customary authorization letters) and the directors and managers of the Purchased Entities shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Equity Financing or Debt Financing is obtained unless Purchaser shall have determined that such directors and managers are to remain as directors and managers of the Purchased Entities on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing (other than customary authorization letters). Seller hereby consents to the use of logos of the Business in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Seller Entities, the Purchased Entities or the Business.

(d) The Seller Entities and the Purchased Entities shall have no liability whatsoever to Purchaser in respect of any financial information or data or other information provided pursuant to this Section 5.16. Purchaser shall indemnify, defend and hold harmless each of the Seller, its Subsidiaries, including the Purchased Entities, and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the performance of their respective obligations under this Section 5.16 and any information utilized in connection therewith (other than any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties resulting from the fraud, willful breach, willful misconduct, gross negligence or bad faith by any of the Seller, the Seller Entities and the Purchased Entities, and their Representatives, as determined in a final and non-appealable judgement by a court of competent jurisdiction). Purchaser shall, promptly upon request of the Seller, reimburse Seller and its Subsidiaries, including the Purchased Entities, for all reasonable and documented out-of-pocket fees, costs and expenses incurred by Seller or its Subsidiaries, including the Business and the Purchased Entities, (including those of its Affiliates and Representatives) in connection with the cooperation required by this Section 5.16.

(e) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.16 represent the sole obligation of the Seller, its

Subsidiaries, the Purchased Entities and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. Notwithstanding anything in this Agreement to the contrary, the condition set forth in Section 7.2(b) as it applies to Seller’s, its Subsidiaries’ and the Purchased Entities’ obligations under this Section 5.16, shall be deemed satisfied unless (i) the Debt Financing has not been obtained primarily as a result of the Seller’s Willful Breach of its obligations under this Section 5.16, (ii) Purchaser has provided written notice to Seller of the alleged failure to comply and (iii) such failure to comply has not been cured by no later than the earlier to occur of ten (10) Business Days from receipt of such written notice or the Outside Date.

Section 5.17. Representations and Warranties Insurance. Purchaser shall be solely responsible for and shall pay all costs and expenses in connection with the procurement of a customary buy-side representations and warranties insurance policy relating to this Agreement (the “R&W Insurance Policy”) prior to the Closing, a close-to-final draft of which has been provided to Seller. Purchaser and its Affiliates will cause the R&W Insurance Policy to at all times expressly provide that the insurer thereunder may not subrogate or otherwise make or bring any proceeding against Seller or any of its Affiliates or any past, present or future director, manager, officer, employee or advisor of any of the foregoing (collectively, the “Subrogation Waiver Beneficiaries”) based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except in the case of Fraud, and that the Subrogation Waiver Beneficiaries are third-party beneficiaries of such provision. Purchaser shall provide Seller with a true and complete copy of the final R&W Insurance Policy promptly after the Closing. For the avoidance of doubt, nothing in this Agreement is intended to, nor shall it have the effect of, limiting or diminishing the Purchaser’s (or the Seller’s, its Affiliates’ and their respective officers’, directors’, managers’, employees’, agents’, successors’ and assignees’) or any other Person’s right to seek or obtain recovery under the R&W Insurance Policy. As promptly as practicable, but no later than ten (10) Business Days following the Closing Date, Seller shall deliver to Purchaser an electronic copy of the Data Room, as of the date of this Agreement or as of the Closing Date, as applicable.

Section 5.18. Exclusivity. From the date of this Agreement and until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 8.1, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any Acquisition Proposal, (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall use reasonable best efforts to cause its Affiliates and its and their respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal and shall promptly (and in any event within two (2) Business Days after the date hereof) demand that all such Persons return or destroy any Confidential Information provided by or on behalf of Seller in connection with any Acquisition Proposal. Until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 8.1, Seller shall promptly (and in any event within two (2) Business Days after receipt thereof by Seller or its Affiliates or Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

Section 5.19. Release; Waivers.

(a) Effective as of the Closing Date, Purchaser, on behalf of itself, its controlled Affiliates (including, after the Closing, the Purchased Entities) and any of its and their respective heirs, legal representatives, successors and assigns (collectively, with Purchaser, the “Purchaser Releasors”), hereby irrevocably releases, acquits and forever discharges, to the fullest extent permitted by Law, Seller, Seller’s Affiliates and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors stockholders, equity holders, controlling Persons, Affiliates and Representatives (each, a “Seller Releasee”) of, from and against any and all Proceedings, losses, fines, deficiencies, damages, payments, penalties, Judgments and Liabilities of every kind, nature and description whatsoever, in law or in equity, which such Purchaser Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever to the extent related to the Purchased Entities or the Business prior to the Closing. Purchaser covenants and agrees that no Purchaser Releasor shall assert any such claim released pursuant to this Section 5.19 against any Seller Releasee. Purchaser represents to the Seller Releasees, as of the date hereof and as of the Closing, that no Purchaser Releasor has assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any claim which is or which purports to be released or discharged by this Section 5.19. Notwithstanding the foregoing, the Purchaser Releasors shall not be deemed to have released any claim, defense, fact or circumstance, which Purchaser determines after the Closing is necessary or desirable to defend against any Proceeding brought by any director, officer, employee, contractor, or agent or to prosecute any Proceeding against any director officer, employee, contractor or agent relating to the work such individual performed for the Purchased Entities or the Business prior to the Closing.

(b) Effective as of the Closing Date, Seller, on behalf of itself, the Seller Entities and its and their controlled Affiliates and its and their respective heirs, legal representatives, successors and assigns (collectively, with Seller, the “Seller Releasors”), hereby irrevocably releases, acquits and forever discharges, to the fullest extent permitted by Law, Purchaser and Purchaser’s Affiliates (including, after the Closing, the Purchased Entities), and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors stockholders, equity holders, controlling Persons, Affiliates and Representatives (each, a “Purchaser Releasee”) of, from and against any and all Proceedings, losses, fines, deficiencies, damages, payments, penalties, Judgments and Liabilities of every kind, nature and description whatsoever, in law or in equity, which such Seller Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may in the future have on or by reason of any matter, cause or thing whatsoever to the extent related to the Purchased Entities or the Business prior to the Closing. Seller covenants and agrees that no Seller Releasor shall assert any such claim released pursuant to this Section 5.19 against any Purchaser Releasee. Seller represents to the Purchaser Releasees, as of the date hereof and as of the Closing, that no Seller Releasor has assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any claim which is or which purports to be released or discharged by this Section 5.19.

(c) Each of Purchaser and Seller, on behalf of the Purchaser Releasors and Seller Releasors, respectively, expressly agrees that this Section 5.19 extends to any and all rights granted under Section 1542 of the California Civil Code or any analogous state or federal Law are hereby expressly waived. Section 1542 of the California Civil Code (“Section 1542”) reads as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Each Purchaser Releasor and Seller Releasor understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives such party the right not to release existing claims of which such party is not aware, unless such party voluntarily chooses to waive this right. Having been so apprised Purchaser and Seller, on behalf of the Purchaser Releasors and Seller Releasors, respectively, nevertheless hereby voluntarily elect to and do waive the rights described in Section 1542, or such other comparable statute, rule, regulation or order, and elect to assume all risks for claims that exist, existed or may hereafter exist in its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 5.19, in each case, effective at the Closing. Purchaser and Seller acknowledge and agree that the foregoing waiver is an essential and material term of this Section 5.19 and that, without such waiver, parties would not have agreed to the terms of this Agreement.

(d) Notwithstanding anything contained in this Section 5.19 to the contrary, the release set forth in this Section 5.19 shall not affect or release (i) the obligations of Purchaser, any Purchased Entity or any Seller Entity under this Agreement or any other Transaction Document, (ii) any claims arising under any commercial arrangements with (A) a Seller Releasor, on the one hand, and a Purchaser Releasee, on the other hand or (B) a Purchaser Releasor, on the one hand, and a Seller Releasee, on the other hand, (iii) any claim based on Fraud, (iv) any claims or rights for reimbursement, indemnification or contribution of a Seller Releasor or Purchaser Releasor in its capacity as an officer, director, manager or employee of any Person arising, under the organizational documents of such Person or under any insurance policy maintained by or on behalf of such Person or (v) any claims or rights to compensation, benefits or similar amounts or payments owed to any Seller Releasor or Purchaser Releasor in its capacity as an officer, director, manager or employee of any Person.

Section 5.20. Further Assurances. From time to time following the Closing Date, as and when requested by any party and at such requesting party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.21. Resignations. At least ten (10) Business Days prior to the Closing, Seller shall provide Purchaser a true, accurate and complete list of the names of the members of the board of directors (or similar governing body) and officers of each of the Purchased Entities. Seller shall use reasonable best efforts to deliver to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) and officers of each Purchased Entity which have been requested in writing by Purchaser at least five (5) Business Days prior to the Closing Date, such resignation letters to be effective upon the Closing.

Section 5.22. Stand-Up Activities; TSA Readiness. Prior to the Closing, Seller shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with Purchaser and its Affiliates and Representatives in Purchaser’s preparation for the operation of the Purchased Entities and the Business on a stand-alone basis following the Closing, with respect to the activities set forth on Section 5.22 of the Seller Disclosure Schedules (the “Stand-Up Activities”), and Seller shall, and shall cause its Affiliates to, use reasonable best efforts to prepare and cooperate with Purchaser for Purchaser to cause the information technology activities as set forth on Section 5.22 of the Seller Disclosure Letter (the “Day 1 Readiness IT Activities”) to be completed prior to the Closing; provided, that such preparation and cooperation shall not require any out-of-pocket costs or expenses to be borne by Seller or its Affiliates (unless such costs are reimbursed by Purchaser).

Section 5.23. Certain Real Estate Matters. Following the date hereof, Seller shall promptly commence the Kochi Renovation (as defined in the Seller Disclosure Schedule). Seller shall use reasonable best efforts to progress the Kochi Renovation on at a commercially reasonable pace and to complete the Kochi Renovation prior to the Closing. (i) Prior to the Closing, Seller shall pay all out-of-pocket costs incurred in connection with the completion of the Kochi Renovation and, (ii) if the Kochi Renovation is not complete prior to Closing, for a period of six (6) months following the Closing, Seller shall reimburse Purchaser for the out-of-pocket costs reasonably incurred in connection with completing the Kochi Renovation; provided that (a) the total costs for which Seller shall reimburse Purchaser pursuant to the foregoing clause (ii) shall not exceed $6,000,000 and (b) Seller shall not be required to reimburse Purchaser for any incremental out-of-pocket costs incurred due to any deviations Purchaser makes to the Kochi Renovation. Purchaser shall provide reasonably detailed documentation of any such costs with any request for reimbursement.

Section 5.24. Additional Seller Note.

(a) Subject to the terms and conditions set forth in this Section 5.24, following the Closing, Purchaser shall cause Holdco to issue to Seller a promissory note in the form attached hereto as Exhibit C-2 (the “Additional Seller Note”), unless not issuable pursuant to Section 5.24(b), with an Additional Seller Note Amount determined by the Seller Note EBITDA for the twelve (12)‑month period ending December 31, 2025 (the “Measurement Period”). The Additional Seller Note, if any, shall be issued to Seller within five (5) Business Days following the date on which the Additional Seller Note Amount is finally determined in accordance with this Section 5.24 (the date on which the Additional Seller Note, if any, is issued, the “Issuance Date”).

(b) The initial principal amount of the Additional Seller Note, if any (the “Additional Seller Note Amount”), shall be calculated as set forth in this Section 5.24(b). If Seller Note EBITDA during the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period) is less than or equal to $120,000,000, the Additional Seller Note Amount shall be equal to $0, no Additional Seller Note shall be issued and neither Purchaser nor any of its Affiliates shall have any Liability in respect thereof. If Seller Note EBITDA during the

Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period) is equal to or greater than the Applicable Upper EBITDA Threshold, the Additional Seller Note Amount shall be equal to the product of $150,000,000 multiplied by the Additional Seller Note Amount Multiple (such product, the “Maximum Additional Seller Note Amount”). If Seller Note EBITDA during the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period) is greater than $120,000,000 but is less than the Applicable Upper EBITDA Threshold, the Additional Seller Note Amount shall be equal to (i) an amount determined based on linear interpolation (which, for illustrative purposes, (x) if the Applicable Upper EBITDA Threshold is $130,000,000, the linear interpolation shall be between $15 and $149,999,985 (i.e., for each $1.00 by which the Seller Note EBITDA is greater than $120,000,000, the such amount shall be increased by $15 (up to a maximum amount under this clause (i) of $149,999,985) and (y) if the Applicable Upper EBITDA Threshold is $123,700,000, the linear interpolation shall be between approximately $40.54 and $149,999,959.46 (i.e., for each $1.00 by which the Seller Note EBITDA is greater than $120,000,000, the such amount shall be increased by approximately $40.54 (up to a maximum amount under this clause (i) of $149,999,959.46)) multiplied by (ii) the Additional Seller Note Amount Multiple. Notwithstanding anything herein to the contrary, for the purposes of calculating Seller Note EBITDA, Capitalized Software or LTM Capitalized Software, as applicable, shall not exceed $20,000,000 and, with respect to any Acquired Business, the Capitalized Software or LTM Capitalized Software, as applicable, attributable to such Qualified Business shall be limited to the Qualifying Percentage thereof. For the avoidance of doubt, in no event shall (x) the Additional Seller Note Amount exceed the Maximum Additional Seller Note Amount, (y) more than one Additional Seller Note be issuable hereunder, or (z) any Additional Seller Note be issuable following a Triggering Change of Control (excluding, for the avoidance of doubt, the issuance of the Additional Seller Note, if any, issuable as a result of such Triggering Change of Control).

(c) Within ten (10) Business Days following the delivery of the Business’ audited financial statements for the fiscal year ended on December 31, 2025 to Purchaser’s board of managers, Purchaser shall deliver to Seller a statement that sets forth the Seller Note EBITDA for the Measurement Period (or, if determined in connection with a Triggering Change of Control, LTM Period) (the “EBITDA Statement”). For illustrative purposes only, attached hereto as Exhibit J is a sample EBITDA Statement setting forth the Seller Note EBITDA for the fiscal year ended on December 31, 2023. Within sixty (60) days following receipt by Seller of the EBITDA Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the EBITDA Statement (the “EBITDA Dispute Notice”); provided, that if Seller does not deliver any EBITDA Dispute Notice to Purchaser within such sixty (60) day period, the EBITDA Statement will be final, conclusive and binding on the parties hereto; provided, further, in the event Purchaser or any of its Representatives does not provide, or delays the provision of, access to the books, records or personnel of Purchaser and its Subsidiaries required to be provided to the Seller or any of its Representatives within five (5) Business Days following a request therefor in compliance with Section 5.24(d), such sixty (60)-day period shall be extended by one Business Day for each Business Day on which Purchaser or such of its Representatives has failed to provide such access following such fifth Business Day. The EBITDA Dispute Notice shall set forth in reasonable detail (i) any item on the EBITDA Statement that Seller disputes (including the rationale for such dispute) and (ii) the proposed correct amount of such item. Seller shall be deemed to have accepted any item not identified as a disputed item in an EBITDA Dispute Notice, and such undisputed items shall be final, binding and non-appealable by the parties. Upon receipt by Purchaser of an EBITDA Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the EBITDA Dispute Notice (the “EBITDA Dispute Resolution Period”), then, within ten (10) Business Days following the expiration of the EBITDA Dispute Resolution Period (or such longer period as mutually agreed by Purchaser and Seller), the Independent Accounting Firm shall be engaged to resolve any such dispute. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a written presentation detailing each party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (it being understood that the content of each such presentation shall be limited to whether Seller Note EBITDA and the resulting Additional Seller Note Amount were properly calculated in accordance with the terms of this Agreement, the proposed resolution of each disputed issue by such party and reasonable supporting detail for the foregoing). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the EBITDA Dispute Notice. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above or the positions set forth in the EBITDA Statement and the EBITDA Dispute Notice as applicable. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any disputed determination of the Seller Note EBITDA and the resulting Additional Seller Note Amount were properly calculated in accordance with the terms of this Agreement. The Independent Accounting Firm shall make a final determination of the disputed items based solely on presentations by Purchaser and Seller and in accordance with this Agreement (i.e., acting as an expert and not as an arbitrator or otherwise on the basis of an independent review). Purchaser and Seller shall cooperate with the Independent Accounting Firm during the term of its engagement; provided, that neither Purchaser nor Seller shall engage in any ex-parte communications with the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Purchaser, on the one hand, and Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm. For example, if Seller claims in an EBITDA Dispute Notice that the Additional Seller Note Amount is $1,000 greater than the amount determined by Purchaser in the EBITDA Statement, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $600 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated sixty percent (60%) (i.e., 600 ÷ 1,000) to Purchaser and forty percent (40%) (i.e., 400 ÷ 1,000) to Seller. Absent fraud or manifest error, all determinations made by the Independent Accounting Firm, and the EBITDA Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto.

(d) For purposes of complying with the terms set forth in this Section 5.24, each of Seller and Purchaser shall reasonably cooperate with and promptly make available to each other and their respective Representatives all information, records, data and working papers (subject to customary confidentiality agreements and access letters, as applicable), in each case to the extent related to the Purchased Assets, Assumed Liabilities, Business, or Purchased Entities, and shall permit reasonable access, during normal business hours and in a manner so as not to unreasonably interfere with its business, to its facilities and personnel, in each case, to the extent reasonably required in connection with the preparation and analysis of the EBITDA Statement and the resolution of any disputes thereunder; provided, that Seller and Purchaser (and their respective Affiliates, as applicable) shall not be required to provide any documents or information to the extent that such provision would jeopardize any attorney-client or other privilege or contravene any applicable Law, Data Security Requirements, fiduciary duty or binding agreement to which Seller, Purchaser or any of their respective Affiliates, as applicable, are party; provided, further, that in each such case, the party withholding such information shall use reasonable best efforts to provide to the requesting party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in violation of any applicable Law, Data Security Requirements, fiduciary duty or contractual obligations or the forfeiture or waiver of any such attorney-client or other privilege.

(e) Until the Additional Seller Note Amount has been finally determined in accordance with this Section 5.24, Purchaser shall deliver to Seller a draft EBITDA Statement each fiscal quarter as and when financial statements for Purchaser and its Subsidiaries are delivered to the lenders under the Senior Obligations (as defined in the Seller Note) for such fiscal quarter; provided, that such draft EBITDA Statement shall be calculated as if twelve (12) months immediately preceding the end of such fiscal quarter was the Measurement Period.

(f) Nothing in this Agreement shall be deemed to directly or indirectly limit or restrict the actions of Purchaser or any of its Affiliates in directing the business of the Purchased Entities or any of their Affiliates (including the Business) following the Closing; provided that Purchaser shall not take any actions (or inactions), a purpose of which (and not merely the effect) is to (i) reduce the Seller Note EBITDA, (ii) frustrate, hinder or delay the ability of Seller to earn the maximum permissible Additional Seller Note Amount pursuant to this Section 5.24 or (iii) impede or delay the final determination of the EBITDA Statement; provided, further, that any action taken by Purchaser or any of its Affiliates in good faith shall not be considered a violation of the immediately preceding proviso. Notwithstanding anything to the contrary in this Agreement or elsewhere, but subject to compliance with the obligations in the immediately preceding proviso, neither Seller nor any of its Affiliates or any other Person shall have any recourse against Purchaser or any of its Affiliates as a result of any failure of Purchaser and its Subsidiaries to achieve the targets required for the issuance of the Additional Seller Note or any particular Additional Seller Note Amount. Neither Purchaser nor any of its Affiliates (including, following the Closing, the Purchased Entities) or any other Person has made or makes any representations or warranties whatsoever, express or implied, with respect to any Additional Seller Note or ability to achieve the targets set forth in this Section 5.24, and neither Seller nor any of its Affiliates or any other Person is relying on any such representations or warranties.

(g) Neither Seller nor any of its Affiliates shall take any actions (or inactions), the primary purpose of which (and not merely the effect) is to (i) increase the Seller Note EBITDA or (ii) assist, facilitate or expedite the ability of Seller to earn the maximum permissible Additional Seller Note Amount pursuant to this Section 5.24.

(h) The rights of Seller under this Section 5.24, including the right to receive any Additional Seller Note (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Seller only the rights of a general unsecured creditor under applicable state Law), (ii) will not be represented by any form of certificate or instrument other than, to the extent issuable hereunder, the Additional Seller Note, as and when issued in accordance with this Section 5.24, (iii) does not give Seller any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of Purchaser’s or any of its Affiliates’ equity interests and (iv) notwithstanding anything to the contrary in Section 10.2, may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (each, a “Transfer”) (and any Transfer in violation of this Section 5.24(g) shall be null and void ab initio); provided, that, for the avoidance of doubt, Seller may Transfer the Additional Seller Note, if and when issued, to the extent permitted by Section 12 thereof.

(i) In the event that the Seller Note is repaid prior to the earlier of (i) the issuance of the Additional Seller Note or (ii) a final determination that the Additional Seller Note has not been earned, Holdco shall continue to comply with the provisions of Sections 8 and 9 of the Seller Note, as if it were still in effect; provided, that to the extent any amounts would be payable to Seller pursuant to Section 8 of the Seller Note by virtue of this Section 5.24(h), such amounts shall be retained by Holdco and, to the extent the Additional Seller Note is issued pursuant to this Section 5.24, paid to Seller (in an amount not to exceed the Additional Seller Note Amount) as a prepayment of the Additional Seller Note substantially concurrently with the issuance thereof.

(j) Holdco represents and warrants that: (i) it is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) it is qualified or otherwise authorized to do business under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law and has all necessary organizational power and authority to carry on its business as presently conducted, except as would not, or would not reasonably be expected to, impair or materially delay the ability of Holdco to perform its obligations under this Agreement, (iii) Purchaser is an indirect, wholly-owned Subsidiary, of Holdco, (iv) it has all necessary power and authority to execute this Agreement and, at the Closing, the Seller Note and, at the time of issuance (if issuable), the Additional Seller Note and (v) the execution and delivery by Holdco of this Agreement and, at the Closing, the Seller Note and, at the time of issuance (if issuable), the Additional Seller Note have been, or will be at the applicable time, duly authorized by all necessary corporate or other action of Holdco.

Article VI
CERTAIN TAX MATTERS

Section 6.1. Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, (a) the amount of any Taxes imposed on a periodic basis (such as real property taxes) that are allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (b) the amount of any Taxes not described in clause (a) above (including Taxes based upon or measured by net income, wages or disbursements, profits, proceeds, receipts, gain or similar items) and that are allocable to the Pre-Closing Tax Period shall be computed based on an interim closing of the books as of the end of the day on the final day of the Pre-Closing Tax Period (and for such purpose, the taxable period of any “controlled foreign corporation” as defined in Section 957 of the Code or any partnership or other pass-through entity in which any member of the Purchased Entities holds a beneficial interest will be deemed to terminate at such time); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.

Section 6.2. Tax Returns. Seller shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business that are due to be filed before the Closing Date and such Tax Returns shall, in each case, be prepared in a manner consistent with the last previous similar Tax Return for, as applicable, the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business, in each case, unless otherwise required by a change in applicable Law. Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business that are due to be filed after the Closing Date. Any Tax Return to be prepared and filed for a Pre-Closing Tax Period or Straddle Period by Purchaser, a Purchased Entity or any of their Affiliates with respect to the Purchased Assets, Assumed Liabilities or the Business shall be prepared on a basis consistent with the last previous similar Tax Return for, as applicable, the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business, in each case, unless otherwise required by applicable Law. Purchaser shall provide Seller with a copy of each such proposed Tax Return that is an Income Tax Return that would reasonably be expected to increase the Tax liability of Seller or its Affiliates (including any Purchased Entity prior to the Closing) or serve as the basis for a claim for indemnification pursuant to this Agreement with respect to Indemnified Taxes, at least thirty (30) days prior to the filing of such Income Tax Return (or as soon as reasonably practicable if such Income Tax Return is due within thirty (30) days after the Closing Date) for Seller’s review, shall provide Seller such additional information regarding such Tax Return as may reasonably be requested by Seller, and shall not file any such Tax Return without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed. To the extent allowed by applicable Law (applying a “more likely than not” standard (or higher degree of comfort)), all Transaction Tax Deductions shall be included on an applicable Income Tax Return of the Seller or its Affiliates for a Pre-Closing Tax Period and shall not be treated as Income Tax deductions of Purchaser or its Affiliates; provided, that if such deductions are required by applicable Law to be included on an Income Tax Return of a Purchased Entity, such deductions shall be allocated to a Pre-Closing Tax Period to the extent allowed by applicable Law (applying a “more likely than not” standard (or higher degree of comfort)).

Section 6.3. Tax Proceedings.

(a) Purchaser shall notify Seller within (30) thirty days of its receipt of any written notice of (a) any Tax Proceeding relating to any Income Tax Return filed by or with respect to the Purchased Entities to the extent such Tax Proceeding relates to any Tax period ending on or prior to the Closing Date or the Straddle Period or (b) any Tax Proceeding that could reasonably be expected to serve as the basis for a claim for indemnification pursuant to this Agreement with respect to Indemnified Taxes or for which Seller or any of its Affiliates (other than the Purchased Entities) could reasonably be expected to incur any liability as a matter of Law (clauses (a) and

(b), each, a “Covered Tax Proceeding”); provided, that the failure of Purchaser to provide such notice will not relieve Seller of its obligations under this Agreement to the extent Seller is not materially prejudiced thereby.

(b) In the case of any Covered Tax Proceeding relating to any Taxes described in Section 1.1(j)(ii) of the Seller Disclosure Schedules (a “Section 1.1(j)(ii) Tax Proceeding”), Purchaser shall control the conduct and resolution of such Section 1.1(j)(ii) Tax Proceeding and Purchaser shall: (i) employ counsel or other Representatives reasonably acceptable to Seller in connection with such Section 1.1(j)(ii) Tax Proceeding, (ii) keep Seller fully and promptly informed of the progress of such Section 1.1(j)(ii) Tax Proceeding, (iii) promptly provide Seller with copies of material correspondence received from the applicable Taxing Authority with respect to such Section 1.1(j)(ii) Tax Proceeding, (iv) consult with Seller and offer Seller an opportunity to comment before submitting any material written materials prepared or furnished in connection with such Section 1.1(j)(ii) Tax Proceeding, including the submission of any Tax Returns with respect to any Pre-Closing Tax Period, and not make any such submission without the written consent of Seller, (v) permit Seller (or Seller’s Affiliates or Representatives) to participate, at Seller’s sole cost and expense, in all meetings and negotiations (including conference calls) with the applicable Taxing Authority with respect to such Section 1.1(j)(ii) Tax Proceeding, (vi) not affect any settlement or compromise of such Section 1.1(j)(ii) Tax Proceeding without the written consent of Seller, and (vii) not otherwise take any material action with respect to such Section 1.1(j)(ii) Tax Proceeding without the written consent of Seller.

(c) In the case of any Covered Tax Proceeding that is not a Section 1.1(j)(ii) Tax Proceeding, Purchaser shall (i) keep Seller reasonably informed of the progress of any such Covered Tax Proceeding, (ii) provide Seller with copies of material correspondence with respect to any such Covered Tax Proceeding, (iii) permit Seller (or Seller’s Affiliates or their counsel) to participate, at Seller’s sole cost and expense, in meetings (including conference calls) with the applicable Taxing Authority with respect to any such Covered Tax Proceeding and (iv) not affect any settlement or compromise of any such Covered Tax Proceeding without the written consent of Seller, not to be unreasonably conditioned, delayed or withheld. For the avoidance of doubt, if any Covered Tax Proceeding relates to both Taxes described in Section 1.1(j)(ii) of the Seller Disclosure Schedules and any other Taxes, then Purchaser’s obligations set forth Section 6.3(b) shall apply only to the portion of such Covered Tax Proceeding involving the Taxes described in Section 1.1(j)(ii) of the Seller Disclosure Schedules and Purchaser’s obligations set forth in Section 6.3(c) shall apply to the portion of such Covered Tax Proceeding involving such other Taxes.

(d) Seller will cooperate in good faith with Purchaser to replace the “partnership representative” of any Purchased Entity, as applicable, with the relevant Purchased Entity in designating a new “partnership representative” selected by Purchaser (it being understood by the parties that Purchaser shall be entitled to make (or cause a Purchased Entity to make) a “push-out” election pursuant to Section 6226 of the Code (and any similar provision of state, local or non-U.S. Law)) with respect to any Purchased Entity that is, or was in the relevant taxable period, a partnership for U.S. federal income tax purposes. To the extent of any inconsistency between this Section 6.3 and Section 9.4, this Section 6.3 shall control. For the avoidance of doubt, Seller shall have control over, and Purchaser and its Affiliates shall have no rights with respect to, any Tax Proceeding relating to any Income Tax Return filed by or with respect to Seller, its Affiliates (other than solely the Purchased Entities), and any Affiliated Group that includes Seller or any of its Affiliates (other than such an Affiliated Group consisting of solely Purchased Entities).

Section 6.4. Cooperation and Exchange of Information. Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund or (b) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess and each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided; provided, that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided, further, that no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party. Notwithstanding anything to the contrary in this Agreement (i) neither Purchaser nor any of its Affiliates shall be entitled to, any Tax Return (or copy thereof) of Seller or any of its respective Affiliates (other than solely that of a Purchased Entity) or any Affiliated Group that includes Seller or any of its Affiliates (other than solely Purchased Entities) and (ii) Seller nor any of its Affiliates shall be entitled to, any Tax Return (or copy thereof) of Purchaser or any of its respective Affiliates (other than solely that of a Purchased Entity) or any Affiliated Group that includes Purchaser or any of its Affiliates (other than solely Purchased Entities).

Section 6.5. Post-Closing Matters; Section 338 Elections.

(a) Without the prior written consent of Seller (which consent shall not be unreasonable withheld, conditioned or delayed), Purchaser shall (i) not make any election under Section 338 of the Code (or any comparable election under state, local or non-U.S. Law) with respect to the acquisition of any Purchased Entity, other than each of the Purchased Entities shown on Section 6.5 of the Disclosure Schedules, (ii) not make or change, and shall cause its Affiliates (including, after the Closing, the Purchased Entities) not to make or change, any Tax election with respect to any Purchased Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Purchased Entity if such election or change would affect Seller or any of its Affiliates, or (iii) voluntarily approach any Taxing Authority regarding any Taxes or Tax Returns of the Purchased Entities relating to any Pre-Closing Tax Period, in each case, to the extent such action relates to a Pre-Closing Tax Period and would reasonably be expected to increase the Tax liability of Seller or its Affiliates (including any Purchased Entity prior to the Closing) or serve as the basis for a claim for indemnification pursuant to this Agreement with respect to Indemnified Taxes.

(b) Purchaser shall make a timely and irrevocable election under Section 338(g) of the Code (and any comparable election under state or local law) with respect to Purchaser’s purchase of each of the Purchased Entities shown on Section 6.5 of the Disclosure Schedules. Promptly following the Closing, Purchaser shall prepare properly completed IRS Form 8023 and any similar forms required by applicable state or local Tax law and shall deliver drafts of such forms to Seller for Seller’s review and approval. Purchaser shall revise such forms in accordance with any reasonable comments of Seller, shall promptly execute and file such forms following receipt of Seller’s approval, and shall provide Seller a copy of such filings. Purchaser and Seller shall prepare any required IRS Form 8883 in accordance with Section 2.10.

(c) From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1, Purchaser and Seller shall cooperate in good faith to determine whether the Purchased Assets to be purchased from Alight Canada N.S. ULC, NorthgateArinso Canada ULC and NGAOutsourcing Canada ULC (collectively, the “Canadian Purchased Assets”) are eligible for an election pursuant to section 167 of the Excise Tax Act (Canada) (a “Section 167 Election”). Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other, shall use reasonable best efforts to finalize such determination with thirty (30) days of receipt of Seller’s proposal and Purchaser’s agreement on such determination shall not be unreasonably withheld, conditioned or delayed. If Purchaser and Seller determine that the Canadian Purchased Assets are eligible for a Section 167 Election, Purchaser shall use reasonable best efforts to cause its applicable Affiliate (i) to register for Canadian goods and services Tax and harmonized sales Tax prior to the Closing and provide Seller and its Affiliates its registration number, and (ii) to execute such Section 167 Election such that no Canadian goods and services Tax or harmonized sales Tax will be payable in connection with the purchase of the Purchased Assets and file such elections in the manner and within the time prescribed by applicable Law. If Purchaser and Seller determine that the Canadian Purchased Assets are eligible for a Section 167 Election, Purchaser shall further, and shall cause its Affiliates to, indemnify, defend and hold harmless Seller and its Affiliates from and against any and all Losses arising out of, related to, in connection with, or resulting from any liability of Purchaser to pay Canadian goods and services Tax or harmonized sales Tax or Seller to collect any such Tax, in each case with respect to the purchase of the Canadian Purchased Assets. Notwithstanding the foregoing, if (x) Purchaser and Seller determine that the Canadian Purchased Assets are not eligible for a Section 167 Election, or (y) Purchaser and Seller determine that the Canadian Purchased Assets are eligible for a Section 167 Election but the applicable Canadian Taxing Authority determines that the Canadian Purchased Assets are not eligible for a Section 167 Election pursuant to a final disposition of such matter, then any Canadian goods and services tax and harmonized sales tax imposed with respect to the purchase of the Canadian Purchased Assets will constitute Transfer Taxes and be borne 50% by Seller and 50% by Purchaser (and, for the avoidance of doubt, the indemnification obligation described in the preceding sentence shall not apply); provided that if Purchaser or its Affiliate receives any refund of such Canadian goods and services tax or harmonized sales tax after Closing that were treated as Transfer Taxes, then Purchaser shall remit to Seller an amount equal to the product of (i) 50% multiplied by (ii) such refund, net of any reasonable out-of-pocket costs or expenses incurred by Purchaser or its Affiliates attributable to claiming, obtaining or receipt and payment of such refund. Purchaser and Seller shall, and shall cause their applicable Affiliates, to cooperate and take such actions as are reasonably necessary to claim and obtain any available refund of Canadian goods and services Tax or harmonized sales Tax in a timely manner.

(d) Purchaser and Seller further agree to observe and perform, and cause their Affiliates (including, after the Closing, the Purchased Entities as Affiliate of Purchaser) to observe and perform the covenants contained in Section 6.5(d) of the Disclosure Schedules.

Section 6.6. Transfer Taxes. Except as otherwise provided in Section 6.5(d) or this Section 6.6, all sales, use, transfer (including real estate transfer), documentary, stamp, value added, goods and services or similar Taxes and related fees imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be borne 50% by Seller and 50% by Purchaser; provided, however, that any Transfer Taxes that are Pre-Closing Reorganization Taxes but not Incremental Purchaser Reorganization Taxes shall be borne one hundred percent (100%) by Seller and any Transfer Taxes that are Incremental Purchaser Reorganization Taxes shall be borne one hundred percent (100%) by Purchaser. Canadian goods and services Tax or harmonized sales Tax shall be Transfer Taxes solely to the extent provided in Section 6.5(d). Purchaser or its Affiliates will prepare and file any Tax Return with respect to such Transfer Taxes and provide a copy of such Tax Return to Seller. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Transfer Taxes shall not include any Taxes based on income or gains (including for this purpose any indirect capital gains Taxes) incurred in connection with the transactions contemplated by this Agreement.

Section 6.7. Tax Refunds. Except to the extent Seller receives the economic benefit of such amounts in the determination of the Closing Statement or the Post-Closing Statement, any Tax refund listed in Section 1.1(a)(ii) of the Seller Disclosure Schedules that is actually realized (whether in cash or as a credit in lieu thereof) by Purchaser or its Affiliates (including the Purchased Entities) in or with respect to the taxable year in which the Closing occurs or the next succeeding two (2) taxable years will be for the account of Seller. Purchaser or its Affiliates, as the case may be, shall pay over to Seller any such refund or credit, net of any Taxes and/or reasonable out-of-pocket costs or expenses incurred by Purchaser or its Affiliates attributable to claiming, obtaining or receipt and payment of such refunds, within ten (10) Business Days after receipt of such refund (or the filing of any Tax Return that applies such refund as a credit thereto). Notwithstanding the foregoing and for the avoidance of doubt, in no event shall this Section 6.7 require that Purchaser or its Affiliates make any payment with respect to any Tax refund that (a) is a refund of advanced or estimated Tax payments or Tax overpayments made by Purchaser, the Purchased Entities or their respective Affiliates on or after the Closing Date to the extent Seller or its Affiliates did not pay or otherwise economically bear such Taxes or (b) is the result of carrying back any net operating loss, Tax credit or other Tax attribute attributable to a Post-Closing Tax Period.

Article VII
CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Antitrust Approvals. Approvals, clearances and/or termination or expiration of any applicable waiting periods (including any extension thereof) required to be obtained or to have occurred under the HSR Act and under the Antitrust Laws of the jurisdictions listed on Section 7.1(a) of the Seller Disclosure Schedules prior to Closing shall have been obtained or shall have occurred.

(b) No Injunctions or Restraints. No injunction or other Judgment issued by any court of competent jurisdiction shall have been entered and remain in effect which prevents the consummation of the Transaction.

Section 7.2. Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Seller’s Fundamental Representations set forth in Section 3.2 shall be true and correct in all but de minimis respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, (ii) each of Seller’s Fundamental Representations (other than Seller’s Fundamental Representations described in the foregoing clause (i)) that are qualified by “materiality,” “Business Material Adverse Effect” or similar qualification shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, (iii) the representations and warranties of Seller set forth in Section 3.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date and (iv) all other representations and warranties of Seller contained in Article III of this Agreement (without giving effect to any “material” or “Business Material Adverse Effect” qualifier or other similar qualifier therein), shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (A) that representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (B) with respect to clause (iv) where the failure of such representations and warranties to be true and correct would not have a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller to be performed or complied with at or prior to the Closing in accordance with this Agreement shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Business Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Business Material Adverse Effect.

(e) Delivery of Transaction Documents. Purchaser shall have received the other Transaction Documents required to be delivered by Seller pursuant to Section 2.8(b) other than those specified in Section 2.8(b)(vi) (the receipt of which shall not be a condition to the obligation of Purchaser to effect the Closing).

(f) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed in all material respects in accordance with and on the terms set forth in Section 5.12 and Section 5.12 of the Seller Disclosure Schedules (except for any changes therefrom mutually agreed by Purchaser and Seller).

Section 7.3. Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) Each of Purchaser’s Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, (ii) Holdco’s representations and warranties contained in Section 5.24(j) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date and (iii) all of the other representations and warranties of Purchaser contained in Article IV of this Agreement (without giving effect to any “material” or “Purchaser Material Adverse Effect” qualifier or other similar qualifier therein) shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on and as of the Closing Date except (A) that representations and warranties that are made as of a specific date shall be tested only on and as of such date and (B) with respect to clause (iii), where the failure of such representations and warranties to be true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed or complied with at or prior to the Closing in accordance with this Agreement shall have been performed or complied in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Delivery of Transaction Documents. Seller shall have received the other Transaction Documents required to be delivered by Purchaser pursuant to Section 2.8(a).

Section 7.4. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1.

Article VIII
TERMINATION; EFFECT OF TERMINATION

Section 8.1. Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the earlier of (i) the date that is thirty

(30) Business Days after the date that Seller has notified Purchaser in writing of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(c) by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the earlier of (i) the date that is thirty (30) Business Days after the date that Purchaser has notified Seller in writing of such failure or breach and (ii) the Outside Date; provided, that Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to September 20, 2024; provided, that if the conditions set forth in Section 7.1(a) or Section 7.1(b) have not been satisfied by such date, either Seller or Purchaser may extend such date to December 20, 2024 (such date, as may be so extended, the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(e) by Seller or by Purchaser, if (i) an Approval under the HSR Act shall have been denied and such denial shall have become final and nonappealable or (ii) a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have used its reasonable best efforts to obtain such Approval, or to prevent the entry of such permanent injunction or other permanent Judgment, as applicable, in each case, to the extent required by Section 5.1.

Section 8.2. Effect of Termination. If this Agreement is terminated and the Transaction is abandoned pursuant to Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, Section 5.16 relating to Purchaser’s reimbursement and indemnification obligations, this Article VIII and Article X (provided, that Section 10.6 shall only survive as applied to the other surviving provisions of this Agreement). Nothing in this Section 8.2 shall be deemed to release any party from any Liability for Fraud or Willful Breach by such party of the terms and provisions of this Agreement; provided that under no circumstances will the collective monetary damages payable by Purchaser, the Guarantor or any of their respective Non-Recourse Parties, on the one hand, or Seller or any of its Non-Recourse Parties, on the other hand, arising from, related to or in connection with this Agreement, any other Transaction Document, the Equity Commitment Letter, the Transaction or any of the other transactions contemplated hereby or thereby, including the failure to consummate such transactions (but excluding, for the avoidance of doubt, any Party’s obligations under Article IX or any other obligations under this Agreement or any Transaction Document to be performed following the Closing), exceed an amount, in the aggregate, equal to $500,000,000 (the “Liability Limitation”). In furtherance of the foregoing, in no event will Seller or any of its Non-Recourse Parties, on the one hand, or Purchaser, Guarantor or any of their respective Non-Recourse Parties, on the other hand, seek or obtain, nor will Purchaser or Seller permit any of their respective Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award of any kind (including consequential, special, indirect or punitive damages) in excess of the Liability Limitation against Purchaser, the Guarantor or any of their respective Non-Recourse Parties, on the one hand, or Seller or any of its Non-Recourse Parties on the other hand, with respect to this Agreement, any other Transaction Document, the Equity Commitment Letter, the Transaction or any of the other transactions contemplated hereby or thereby, including the failure to consummate such transactions (but excluding, for the avoidance of doubt, any Party’s obligations under Article IX or any other obligations under this Agreement or any Transaction Document to be performed following the Closing).

Section 8.3. Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement, provided that, notwithstanding anything herein to the contrary, in the case of a termination by Seller, such termination shall not be effective if on or prior to the fifth Business Day following the delivery of such written notice thereof to Purchaser, Purchaser delivers written notice to Seller that it is ready, willing and able to consummate the Closing and does so consummate the Closing (unless the failure to so consummate the Closing is due to non-performance by Seller of its obligations under this Agreement).

Article IX
INDEMNIFICATION

Section 9.1. Survival. None of the representations and warranties, covenants and agreements in this Agreement shall survive the Closing, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing and (b) this Article IX and Article X (and any corresponding definitions set forth in Article I), which in the case of each of the foregoing clauses (a) and (b), will survive the Closing in accordance with their terms, or if no time period is specified, indefinitely until fully performed or satisfied (with the parties agreeing to contractually lengthen any applicable statutes of limitation). This Section 9.1 shall not limit any covenant or agreement of the parties hereto contained in this Agreement that by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties hereto contained in this Agreement that by its terms relates only to a period between the date of this Agreement and the Closing, except that the right to commence any claim with respect to any such covenant or agreement that by its terms relates only to a period between the date of this Agreement and the Closing shall survive until the date that is six (6) months after the Closing Date. Notwithstanding the foregoing, nothing in this Agreement (including this Section 9.1, Section 3.21, Section 5.19, Section 9.5 or Section 10.13) shall limit any claim based on Fraud.

Section 9.2. Indemnification by Seller. Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all

Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of, related to, in connection with, or resulting from (a) any breach of any covenant or agreement of Seller contained in this Agreement; (b) any Retained Liabilities (other than Excluded Business Taxes), (c) any Specific Indemnity Matter or (d) from the Closing through the date that is sixty (60) days following the expiration of the applicable statute of limitations, Excluded Business Taxes and Indemnified Taxes.

Section 9.3. Indemnification by Purchaser. Subject to the provisions of this Article IX, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of, related to, in connection with or resulting from (a) any breach of any covenant or agreement of Purchaser contained in this Agreement or (b) any Assumed Liability (other than Indemnified Taxes or any Specific Indemnity Matter, in each case, solely to the extent which the Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 9.2(d) or 9.2(c), respectively).

Section 9.4. Procedures.

(a) Except with respect to Excluded Business Taxes and Indemnified Taxes (the procedures for which are provided in Section 6.3), a Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand (to the extent known) and the amount of Covered Loss (if known); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure (as determined by a court of competent jurisdiction), it being agreed that notices for claims in respect of a breach of a covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such covenant or agreement.

(b) Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2 or Section 9.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party first agrees in writing to indemnify the Indemnified Party for any Covered Losses that may arise therefrom, subject to the limitations set forth herein; provided, further, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if (i) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third-Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages (it being understood that if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense only of the portion relating to money damages), (iii) the Indemnifying Party is also a party to such Third-Party Claim, and in the opinion of the Indemnified Party’s outside counsel, a conflict exists between the Indemnifying Party and the Indemnified Party (or there are defenses available to the Indemnified Party that are unavailable to the Indemnifying Party), (iv) such Third Party Claim involves a material customer or material supplier of the Indemnified Party (provided, that, in the case of this clause (iv), if such material customer or material supplier is also a material customer or material supplier the Party prohibited from assuming the defense by this clause (iv), then the Indemnified Party shall obtain such other Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed) prior to making major strategic decisions with respect to such defense), or (v) the Indemnifying Party withdraws from the defense of such Third-Party Claim or fails to vigorously defend such Third-Party Claim (in which case, the Indemnified Party shall be entitled to resume control of the defense of such Third-Party Claim). If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense. Purchaser or Seller, as the case may be, shall, and shall cause each of their respective Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim. If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third-Party Claim for which it bears all Covered Losses, in its sole discretion and without the consent of any Indemnified Party; provided, that (A) requires only payment of monetary damages (and, for the avoidance of doubt, does not involve the imposition of any consent order, injunction or decree that would restrict the future activity or conduct of any Indemnified Party, other than customary confidentiality obligations), (B) does not include any finding of violation of Law, admission of wrongdoing, liability or fault or similar by any of the Indemnified Parties and (B) provides for a full and unconditional release of the Indemnified Parties in respect of such Third-Party Claim. Except as expressly provided in the foregoing sentence, the Indemnifying Party shall not admit any liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Party’s prior written consent. If the Indemnified Party controls the defense of any Third-Party Claim and proposes to settle such Third-Party Claim prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to reasonably participate in the settlement of such Third-Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(c) With respect to any claim that is not a Third-Party Claim, (i) the Indemnifying Party shall have thirty (30) days after its receipt of notice described in Section 9.4(a) to respond to the Indemnified Party in writing to any such claim, and (ii) if the Indemnifying Party has disputed its indemnity obligation for any Covered Loss with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute.

(d) Notwithstanding anything in this Section 9.4 to the contrary, the procedures set forth in this Section 9.4 shall not apply with respect to Excluded Business Taxes and Indemnified Taxes, and the procedures set forth in Section 6.3 shall govern with respect thereto.

Section 9.5. Exclusive Remedy and Release. Purchaser and Seller acknowledge and agree that following the Closing, (a) the indemnification provisions of Section 9.2 shall be the sole and exclusive remedies of Seller and (b) and the indemnification provisions of Section 9.3 shall be the sole and exclusive remedies of Purchaser with respect to matters specifically set forth therein and the R&W Insurance Policy shall be the sole and exclusive remedies of Purchaser with respect to all other matters (including the breach of any representation or warranty contained herein), in each case of the foregoing clause (a) and (b), for any Covered Losses (including any Covered Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise, excluding Fraud) that such party hereto may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, including any breach of any representation or warranty in this Agreement by any party hereto, or any failure by any party hereto to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled, except in the case of Fraud.

Section 9.6. Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds that have actually been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of reasonable and documented expenses incurred in obtaining such recovery or benefit, including deductibles, retrospective premium adjustments, experience-based premium adjustments and indemnification obligations (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such net proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification hereunder.

Section 9.7. Limitation on Liability.

(a) Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), neither party hereto shall be liable to the other party hereto or its Affiliates, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and “Covered Losses” shall not include any amounts for any punitive damages, except to the extent payable to a third party.

(b) Seller shall not be liable to Purchaser Indemnified Parties for any Covered Loss under Section 9.2(a) in respect of breaches of Seller’s covenants in Section 5.2 unless and until the aggregate amount of Covered Losses that would be payable with respect to such claims exceed an amount equal to $1,250,000 (the “Threshold Amount”), in which case Seller shall be liable for the amount of all Covered Losses with respect to such claims in excess of the Threshold Amount.

(c) Seller shall not be liable to Purchaser Indemnified Parties for any Covered Loss under Section 9.2(a) in respect of breaches of Seller’s covenant in clause (ii) of the third sentence in Section 5.12 unless and until the aggregate amount of Covered Losses that would be payable with respect to such claims exceed an amount equal to $5,000,000 (the “Enhanced Threshold Amount”), in which case Seller shall be liable for the amount of all Covered Losses with respect to such claims in excess of the Enhanced Threshold Amount.

(d) Seller shall not be liable to Purchaser Indemnified Parties for any (i) Covered Losses under Section 9.2(c) in excess of $10,000,000 in the aggregate from the Closing (which amount, upon each anniversary following the Closing, shall be reduced by an amount equal to (i) $2,500,000 minus (ii) the aggregate amount of Covered Losses that were payable in the 12-month period prior to such anniversary of the Closing) and (ii) Covered Losses in respect of Specified Tax Matters in excess of $15,000,000 in the aggregate.

Section 9.8. Mitigation. Each of the parties hereto agrees to use its reasonable best efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder.

Section 9.9. Tax Treatment. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Article X
GENERAL PROVISIONS

Section 10.1. Entire Agreement; Order of Precedence. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, the Guaranty, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party hereto shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein. In the event of any conflict between this Agreement and any other Transaction Document, the terms of this Agreement shall control, except as otherwise expressly provided herein or in such other Transaction Document or to the extent otherwise necessary under applicable Law.

Section 10.2. Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided, that (a) Purchaser may assign the rights and obligations of Purchaser under this Agreement, in whole or in part, to any of its Affiliates (so long as such assignment would not reasonably be expected to prevent or materially delay the Closing or impair the ability of Purchaser to perform its covenants and agreements under this Agreement) (such assignee, the “Affiliate Assignee”), (b) Purchaser may assign the rights (but not the obligations) of Purchaser under this Agreement to any lender of Purchaser or its Affiliates for purposes of creating a security interest herein or otherwise assigning as collateral and (c) on no more than one occasion prior to the expiration of the Transition Services Agreement or three (3) occasions in the aggregate, Purchaser may assign this Agreement, in whole or in relevant part, to a Person that, directly or indirectly, acquires any portion of the Business, whether by merger, reorganization, acquisition, sale or otherwise, but no such assignment pursuant to any of the foregoing clauses (a) through (c) shall relieve Purchaser of any of its obligations under this Agreement and no such assignment of this Agreement shall be permitted if such assignment is inconsistent with Purchaser’s acquisition structure described on Section 10.2 to the Seller Disclosure Schedules and such inconsistency would reasonably be expected to cause any incremental Transfer Tax or any withholding Tax or other Tax on or borne by Seller or any of its Affiliates or the transactions contemplated by this Agreement unless Purchaser indemnifies Seller for any such Taxes. In the event the Affiliate Assignee ceases to be an Affiliate of Purchaser, then the Affiliate Assignee shall (and the Purchaser shall cause the Affiliate Assignee to), before such cessation, assign the rights and obligations transferred to the Affiliate Assignee pursuant to the foregoing clause (a) to Purchaser, unless the Seller provides its prior written consent (not to be unreasonably withheld, conditioned or delayed). Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the three (3) preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. For the avoidance of doubt, any expense or Tax reimbursement provision set forth in the Transition Services Agreement shall not apply to any assignment made pursuant to this Section 10.2.

Section 10.3. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Solely by an instrument in writing signed by the applicable party against which such waiver is to be enforced, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 10.4. No Third-Party Beneficiaries. Except as expressly set forth herein, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.5. Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and shall be deemed delivered (a) when delivered by hand, courier or overnight delivery service, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or (d) when received in the form of an email transmission (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or email address as such party shall designate by like notice):

(i) if to Purchaser,

c/o H.I.G. Middle Market, LLC
1271 Avenue of the Americas, 22nd Floor
New York City, New York 10020
Attention: Matthew Lozow; Kyle Fitzgerald
Email: [email alias]; [email alias]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
2049 Century Park East, Suite 3700
Los Angeles, California 90067
Attention: Michele M. Cumpston; Guirgis Nasief
Email: [email alias];

[email alias]

(ii) if to Seller,

c/o Alight, Inc.
4 Overlook Point
Lincolnshire, Illinois 60069
E-mail: [email alias]
Attention: Martin Felli, Chief Legal Officer

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Elizabeth A. Cooper
Michael Chao
Email: [email alias]
[email alias]

Section 10.6. Specific Performance.

(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. The parties hereto acknowledge and agree that prior to the Closing, the Seller shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Purchaser or to enforce specifically the terms and provisions of this Agreement and the Equity Commitment Letter to prevent breaches of, enforce compliance with, or to cure breaches of those covenants of Purchaser that require Purchaser to use its reasonable best efforts to obtain the Equity Financing, enforce its rights under the Equity Commitment Letter and satisfy the conditions to the Closing set forth in Article VII, including complying with and performing its covenants and agreements herein, including the covenants set forth in Section 5.1 and Section 5.15.

(b) The parties further agree that (i) by seeking the remedies provided for in this Section 10.6, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement or the Equity Commitment Letter (including monetary damages) in the event that the remedies provided for in this Section 10.6 are not available or otherwise are not granted and (ii) nothing set forth in this Section 10.6 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.6 prior to or as a condition to exercising any termination right under Article VIII (and/or receipt of any amounts due pursuant to Section 8.2), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 10.6 or anything set forth in this Section 10.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII, or pursue any other remedies under this Agreement or the Equity Commitment Letter that may be available then or thereafter; provided, that under no circumstance shall Seller be permitted or entitled to receive both (A) a grant of specific performance to cause the Equity Financing to be funded and the transactions contemplated by this Agreement to be consummated that results in the Closing and (B) monetary damages (other than pursuant to the last sentence of Section 10.6(c)). Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

(c) If the Seller brings an action for specific performance pursuant to this Section 10.6, and a court rules that Purchaser breached this Agreement in connection with its failure to effect the Closing in accordance with this Agreement, but such court declines to enforce specifically the obligations of Purchaser to effect the Closing in accordance with this Agreement, then, in addition to the right of the Seller to terminate this Agreement pursuant to Article VIII, the Seller shall be entitled to pursue all applicable remedies at Law, including seeking payment of damages (subject to the Liability Limitation); provided, that, for the avoidance of doubt, under no circumstance shall Seller be permitted or entitled to receive both (A) a grant of specific performance to cause the Equity Financing to be funded and the transactions contemplated by this Agreement to be consummated that results in the Closing and (B) monetary damages (other than pursuant to the last sentence of this paragraph (c)). In addition, in the event of any Proceeding to seek specific performance of Purchaser’s obligations to effect the Closing when required pursuant to this Agreement or for the payment of damages in connection with Seller’s valid termination of this Agreement pursuant to Article VIII, if a court of competent jurisdiction issues a final non-appealable judgment in favor of Seller in such Proceeding, Purchaser will reimburse Seller for all of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees incurred in connection with obtaining such judgment) in an aggregate amount not to exceed $2,000,000.

Section 10.7. Governing Law and Jurisdiction. This Agreement and its enforcement, and any controversy arising out of or relating to the making or performance of this Agreement, shall be governed by and construed in accordance with the law of the State of Delaware, without regard to Delaware’s principles of conflicts of law. In addition, each of the parties hereto (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery (or if such court lacks jurisdiction, any other state or federal court sitting in the State of Delaware), in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the Delaware Court of Chancery (or if such court lacks jurisdiction, any other state or federal court sitting in the State of Delaware) and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that (i) any such Proceeding (A) is brought in an inconvenient forum, (B) should be transferred or removed to any court other than one of the above-named courts or (C) should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named courts, or (ii) this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.5.

Section 10.8. Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS Section 10.8. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS Section 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10. Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party hereto and delivered (by e-mail or otherwise) to the other party. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.11. Expenses. Except as otherwise provided herein, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction Documents, the Transaction and the other transactions contemplated hereby and thereby shall be paid by the party incurring such expense; provided that (a) all such costs and expenses incurred by or on behalf of the Purchased Entities or the Business (including any Business Employee Transaction Payments, but excluding, for the avoidance of doubt, any costs or expenses incurred by Purchaser) shall be borne by Seller and (b) if the Closing occurs, the Purchased Entities shall bear all such costs and expenses of Purchaser and its Affiliates (but, for the avoidance of doubt, such expenses shall not be included in the foregoing clause (a) or in the Adjustment Amount or Closing Funded Debt).

Section 10.12. Interpretation; Absence of Presumption. It is understood and agreed that the specification of any Dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either party hereto or any of its Affiliates, in any Proceeding, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. Notwithstanding any materiality, “Purchaser Material Adverse Effect”

or “Business Material Adverse Effect” qualifications in any of the representations and warranties of Seller or Purchaser in the Agreement, for administrative ease, certain items, information or other matters may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules that are not necessarily limited to items, information or matters required to be disclosed by this Agreement to be reflected in the Seller Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, considered by Seller to be material to the Business (including the Purchased Entities) or the financial condition or results of operations of the Business (including the Purchased Entities) or considered by Seller or Purchaser to reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. The fact that any item, information or other matter has been included, referred to or disclosed in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules (a) shall not be construed to establish, in whole or in part, any standard of the extent disclosure is required (including any standard of materiality), for purposes of such schedules, (b) does not represent a determination by Seller or Purchaser, as applicable, that such item did not arise in the ordinary course of business and (c) shall not constitute an admission or indication by Seller or Purchaser, as applicable, that such disclosure is required to be made pursuant to any of the representations and warranties contained in this Agreement. Contracts disclosed in the Seller Disclosure Schedules and made available to Purchaser in redacted form shall not impair, or be deemed to breach, any of the representations and warranties of Seller that it has made “true, correct and complete” (or derivations of such language) copies of such documents available to Purchaser; provided, that such redactions are solely related to the Retained Business or pricing and similarly commercially sensitive terms applicable to the Retained Business in the Contracts which are Excluded Assets. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires, (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (iv) references to “Dollars” or “$” shall mean U.S. dollars, (v) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified, (vi) the word “or” shall not be exclusive (i.e., it shall be construed in the sense of “and/or”), (vii) references to “written” or “in writing” include in electronic form, (viii) provisions shall apply, when appropriate, to successive events and transactions, (ix) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents, (x) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents, (xi) a reference to any Person includes such Person’s successors and permitted assigns, (xii) any reference to “days” means calendar days unless Business Days are expressly specified, (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day, (xiv) the phrase “to the extent” shall mean the degree to which a subject or other matter extends, and such phrase shall not simply mean “if”, (xv) the term “any” shall mean “any and all”, (xvi) accounting terms which are not otherwise defined in this Agreement shall have the meanings given to them under GAAP (provided, that, to the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control), (xvii) where used with respect to information in Article III, the phrases “delivered,” “made available” or phrases of similar import shall mean that the information referred to has been physically or electronically delivered to Purchaser and its Representatives in the Project Axiom data room established by Seller (the “Data Room”) (A) at least one Business Day prior to the date hereof or, if delivered directly to Purchaser’s outside counsel after one Business Day prior to the date hereof, prior to execution of this Agreement and (B) also on the Closing Date; and (xviii) wherever there is a reference to a Person’s officers, directors, employees, Affiliates, representatives, relatives or other relations, unless the relevant time of determination of such Persons is expressly stated or the context requires otherwise, such reference shall mean such applicable Persons as of any relevant time of determination (which, for illustrative purposes, in the case of a (1) representation or warranty made as of a specific date, shall mean only as of such date and (2) covenant or agreement given or made on a continuous basis for a durational period, shall mean as of any relevant time of determination within such period).

Section 10.13. Non-Recourse. This Agreement and the other Transaction Documents may be enforced only against, and any Proceeding based upon, arising out of, or related to this Agreement, the other Transaction Documents or the Transactions may be brought only against (a) the entities that are expressly named as parties thereto and then only with respect to the specific obligations set forth herein or therein with respect to such party and (b) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor, lender or representative of such named party (collectively, “Non-Recourse Parties”) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any claim based on, arising out of, or related to this Agreement, the other Transaction Documents or the Transactions. Notwithstanding the foregoing, whenever this Agreement or any other Transaction Document requires Seller Parent, a Seller Entity or any Affiliate of any of the foregoing (other than Purchased Entity) or, prior to the Closing, a Purchased Entity to take any action, such requirement will be deemed to include an undertaking on the part of Seller to cause such Person to take such action or omit to take such action, as applicable. The provisions of this Section 10.13 are intended to be for the benefit of, and enforceable by the Non-Recourse Parties and each such Person shall be a third-party beneficiary of this Section 10.13.

Section 10.14. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, from and following the Closing, the Purchased Entities, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “

Post-Closing Representation”), of Seller or any of its Affiliates, or any officer, employee or director of Seller or any of its Affiliates in their capacities as such (each, a “Designated Person”), in any matter involving this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, by Simpson Thacher & Bartlett LLP (the “Current Representation”).

(b) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, from and following the Closing, the Purchased Entities, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between Simpson Thacher & Bartlett LLP and any Designated Person (including with respect to any communication occurring at or prior to the Closing, the Business) occurring during the Current Representation (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, any Purchased Entity or any of its Subsidiaries), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and its Affiliates and that Seller, and not Purchaser or its Affiliates or the Purchased Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including the Purchased Entities, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser or its Affiliates, including the Purchased Entities, and none of Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, may assert the attorney client privilege to prevent the disclosure of the Privileged Communications to such third party.

(c) Simpson Thacher & Bartlett LLP shall be an express third-party beneficiary of this Section 10.14.

Section 10.15. Bulk Sales. Each party hereby waives, and shall cause its Affiliates to waive, compliance by the other party and its Affiliates with the provisions of any applicable bulk sales or similar laws of any jurisdiction in connection with the Transaction.

Section 10.16. Translation of Currencies. In the event that the parties need to convert non-U.S. currencies to U.S. currency under this Agreement or the other Transaction Documents, the relevant U.S. dollar exchange rate shall be determined based on the rate as published on Bloomberg as of the close of business (New York time) as of the Business Day immediately preceding the applicable calculation date.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

TEMPO ACQUISITION, LLC

By: /s/ Stephan Scholl___________________
Name: Stephan Scholl
Title: Chief Executive Officer

AXIOM BUYER, LLC

By: /s/ Matthew Lozow__________________
Name: Matthew Lozow
Title: President

AXIOM INTERMEDIATE I, LLC, for the limited purposes set forth herein

By: /s/ Matthew Lozow__________________
Name: Matthew Lozow
Title: President

ALIGHT, INC., for the limited purposes set forth herein

By: /s/ Stephan Scholl___________________
Name: Stephan Scholl
Title: Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]